      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 26, 2000


                                                      REGISTRATION NO. 333-32840

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1



                                       TO


                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             BRUKER DALTONICS INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                                  3826                                     04-3110160
 (State or other jurisdiction                  (Primary Standard                           (I.R.S. Employer
              of                                  Industrial                             Identification No.)
incorporation or organization)            Classification Code Number)

                                15 Fortune Drive
                              Billerica, MA 01821
                                 (978) 663-3660

              (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                         ------------------------------

                            Frank H. Laukien, Ph.D.
                Chairman, President and Chief Executive Officer
                             Bruker Daltonics Inc.
                                15 Fortune Drive
                              Billerica, MA 01821
                                 (978) 663-3660

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                         ------------------------------

                                   COPIES TO:

          Richard M. Stein, Esquire                           Geoffrey B. Davis, Esquire
         Hutchins, Wheeler & Dittmar                                 Ropes & Gray
         A Professional Corporation                             One International Place
             101 Federal Street                                    Boston, MA 02110
              Boston, MA 02110                                      (617) 951-7000
               (617) 951-6600

                         ------------------------------

      Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement. If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. / /

      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

      If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the earlier registration statement number of the earlier effective registration statement for the same offering. / /

      If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /
                         ------------------------------


      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated May 26, 2000


[LOGO]


7,500,000 Shares


Common Stock


This is the initial public offering of Bruker Daltonics Inc., and we are offering 7,500,000 shares of our common stock. We anticipate the initial public offering price will be between $9.00 and $11.00 per share.


We have applied to list our common stock on the Nasdaq National Market under the symbol "BDAL."


Investing in our common stock involves risks. See "Risk Factors" beginning on page 7.


Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.


                                                                Underwriting
                                           Price to             Discounts and        Proceeds to
                                           Public               Commissions          Bruker Daltonics
                                           -------------------- -------------------- ----------------
Per Share                                  $10.00               0.70                 9.30
Total                                      $75,000,000          5,250,000            69,750,000



We have granted the underwriters the right to purchase up to 1,125,000 additional shares to cover over-allotments.



Deutsche Banc Alex. Brown                                        UBS Warburg LLC


                           Thomas Weisel Partners LLC

The date of this prospectus is              , 2000.

                               INSIDE FRONT COVER

Enabling Life Science Tools for the Post-Genomic Era

Bruker Daltonics Logo image centered

--Genetic Variation: SNPs, Pharmacogenomics and Personalized Medicine (image)

--Proteomics (image)

--Biomarkers, Substance Detection and Pathogen Identification (image)

--Molecular Biology and Basic Medical Research (image)

--Drug Discovery, Combinatorial Chemistry and High-throughput Screening (image)

--Metabolic Profiling (image)

Our Broad Range of Applications (footer)

                         INSIDE FOLDOUT PANELS 1 AND 2

Bruker Daltonics logo (top left)

Bruker logo (top right)

                                                        Our Related
Our Mass Spectrometry (MS) Technology Platforms +      TechnologiesU       Solutions for Target Markets
-------------------------------------------------   --------------------  -------------------------------
(Our Array of Life Science Tools)                                         (Our Diversified Customer Base)

      MALDI-TOF MS (image)                          Consumables           LIFE SCIENCE INDUSTRIES
      ESI-TOF MS                                    AnchorChip-TM-        Pharmaceuticals (image)
      Fourier Transform MS                            Microarrays         Biotechnology
      Ion Trap MS (image)                             (image)             Agricultural Biotech (image)
      Substance Detection and Pathogen              Robotics (image)      Molecular Diagnostics
      Identification Tools (image)                  Automation            OTHER LIFE SCIENCE MARKETS
                                                    Bioinformatics        Universities (image)
                                                      (image)             Medical Schools
                                                                          Government (NIH, NSF, etc.)
                                                                          SECURITY AND DEFENSE

                               PROSPECTUS SUMMARY

      THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. THIS SUMMARY MAY NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN OUR COMMON STOCK. YOU SHOULD CAREFULLY READ THE ENTIRE PROSPECTUS, INCLUDING "RISK FACTORS" AND THE FINANCIAL STATEMENTS, BEFORE MAKING AN INVESTMENT DECISION.

                                Bruker Daltonics

      We are a leading developer and provider of innovative life science tools based on mass spectrometry. Our substantial investment in research and development allows us to design, manufacture and market a broad array of products intended to meet the rapidly growing needs of our diverse customer base. Our customers include pharmaceutical companies, biotechnology companies, agricultural biotechnology companies, molecular diagnostics companies, academic institutions and government agencies.


      Mass spectrometers are sophisticated devices that provide highly accurate molecular information on a given sample. Our mass spectrometry-based systems often combine automated sample preparation robots, advanced mass spectrometry instrumentation which analyzes the sample, reagent kits containing chemicals and other testing products that are consumed in performing the sample analysis and bioinformatics software which analyzes the data produced by the sample analysis. Our systems offer integrated solutions for applications in multiple existing and emerging markets including (a) the study of genes and their function, or genomics, (b) the separation, identification, characterization and study of proteins and their function, or proteomics, (c) the measurement of products related to the metabolism of substances and disease pathways, or metabolic and biomarker profiling, (d) drug discovery and development, (e) tests for specific molecules or biological pathways referred to as molecular assays and diagnostics, (f) molecular and systems biology and (g) basic medical research.


      We market our life science systems both through our direct sales force and through strategic distribution arrangements with Agilent Technologies, PerkinElmer, Sequenom, MWG-Biotech and others.

      We are also a worldwide leader in supplying mass spectrometry-based systems for substance detection and pathogen identification in security and defense applications.

                                  Our Products


      Our life science solutions incorporate instruments that are based on one of four core mass spectrometry technology platforms. Each of these platforms utilizes a different type of mass spectrometry technology, including
(a) matrix-assisted laser desorption ionization, or MALDI, time-of-flight mass spectrometry, (b) electrospray ionization, or ESI, time-of-flight mass spectrometry, (c) Fourier transform mass spectrometry and (d) ion trap mass spectrometry. We also employ our mass spectrometry technology in our substance detection and pathogen identification systems.


                                 Our Solutions


      Our product lines integrate sophisticated mass spectrometers with automated preparation and measurement of the samples to be analyzed and, where appropriate, bioinformatics software that uses advanced computing techniques to manage and analyze the data produced by our mass spectrometers. These products address many of the analytical needs of the life science industry across a broad range of applications.

      Our automated systems allow our customers to generate and evaluate large volumes of accurate, high-quality data on a cost-effective basis. We believe that this enhanced throughput and high-quality data improves our customers' ability to apply bioinformatics to validate lead targets, understand disease pathways and analyze lead compounds. Our customers also use our products in molecular biology and other basic medical research. In addition, our automated, integrated mass spectrometry technology forms the basis of our substance detection and pathogen identification products used in security and defense markets. We believe that our products offer the following advantages to our customers:

     - high degree of automation;

     - integrated solutions;

     - accurate results;

     - increased productivity; and

     - cost efficiency.

                                  Our Strategy

      Our strategy is to continue to be a leading provider of mass spectrometry and related systems for use in the life sciences, as well as in substance detection and pathogen identification. Key elements of our strategy include:

     - provide a broad array of tools for a wide range of applications;

     - develop new platforms, enhanced products and new applications;

     - build alliances and pursue acquisitions;

     - generate recurring revenue;

     - develop and expand our bioinformation business; and

     - leverage our intellectual property.

      Bruker Daltonics was incorporated in Massachusetts in February 1991, as Bruker Federal Systems Corporation. In February 2000, we reincorporated in Delaware as Bruker Daltonics Inc.


      Our principal executive offices are located at 15 Fortune Drive, Billerica, Massachusetts 01821, and our telephone number is (978) 663-3660. Information about Bruker Daltonics is available at www.daltonics.bruker.com. The information on our website is not incorporated by reference into and does not form a part of this prospectus. Daltonics and the Daltonics logo are trademarks of Bruker Daltonics. All other trademarks, tradenames or copyrights referred to in this prospectus are the property of their respective owners.

                                  The Offering



Common stock offered by Bruker Daltonics.....  7,500,000 shares

Common stock to be outstanding
  after this offering........................  53,000,000 shares

Use of proceeds..............................  General corporate purposes, including research and development, expansion of sales
                                               and marketing capabilities and working
                                               capital, including funding potential
                                               strategic acquisitions, and repayment of our
                                               outstanding bank debt. For more detailed
                                               information, see "Use of Proceeds" on
                                               page 19.

Proposed Nasdaq National Market symbol.......  BDAL



      The number of shares to be outstanding upon completion of this offering is
based on 45,500,000 shares outstanding as of May   , 2000. This number excludes
2,220,000 shares of common stock that will be reserved for issuance under our stock option plan upon completion of this offering, of which 776,250 shares were subject to outstanding options.



      For a more detailed description of our capitalization, please see "Capitalization" on page 20. See "Risk Factors" and other information included in this Prospectus for a discussion of factors you should consider before investing in the shares of our common stock.


      UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES:

     - THE UNDERWRITERS HAVE NOT EXERCISED THEIR OPTION TO PURCHASE ADDITIONAL SHARES; AND

     - THE SEVEN-FOR-ONE COMMON STOCK SPLIT COMPLETED IN FEBRUARY 2000.

                             Summary Financial Data
                     (in thousands, except per share data)


                                                                                                       Three Months
                                                    Year Ended December 31,                           Ended March 31,
                              -------------------------------------------------------------------   -------------------
                                 1995          1996          1997          1998          1999         1999       2000
                              -----------   -----------   -----------   -----------   -----------   --------   --------
                                                                                                        (unaudited)
Consolidated/Combined
  Statements of Operations
  Data (1):
Product revenue.............  $   30,076    $   43,942    $   49,247    $   40,157    $   60,620    $ 10,879   $ 14,035
Other revenue...............       2,049         2,130         1,878         2,050         4,070       1,019        564
                              ----------    ----------    ----------    ----------    ----------    --------   --------
  Net revenue...............      32,125        46,072        51,125        42,207        64,690      11,898     14,599
Costs and operating
  expenses:
  Cost of product revenue...      16,424        20,329        24,538        19,672        31,618       5,497      6,574
  Sales and marketing.......       2,806         6,123         7,178         7,435        11,345       2,256      2,564
  General and
    administrative..........       1,795         1,717         2,120         2,212         3,411         618      1,108
  Research and
    development.............       9,419         8,812         9,166        13,049        15,138       3,088      3,600
  Patent litigation costs...          --         1,901         5,525            --           538         538        303
                              ----------    ----------    ----------    ----------    ----------    --------   --------
      Total costs and
        operating expenses..      30,444        38,882        48,527        42,368        62,050      11,997     14,149
                              ----------    ----------    ----------    ----------    ----------    --------   --------
Operating income (loss) from
  continuing operations.....       1,681         7,190         2,598          (161)        2,640         (99)       450
Other income (expense)......         196             2           127           174           130         140        (25)
Interest expense, net.......      (1,341)       (1,032)         (743)         (901)         (907)       (267)      (103)
                              ----------    ----------    ----------    ----------    ----------    --------   --------
Income (loss) from
  continuing operations
  before provision for
  income taxes..............         536         6,160         1,982          (888)        1,863        (226)       322
Provision (benefit) for
  income taxes..............           9         2,265         1,627            --           987        (120)       185
                              ----------    ----------    ----------    ----------    ----------    --------   --------
Income (loss) from
  continuing operations.....         527         3,895           355          (888)          876        (106)       137
Income from discontinued
  operations, net of income
  taxes.....................         372           368           209           383           373          90         37
                              ----------    ----------    ----------    ----------    ----------    --------   --------
Net income (loss)...........  $      899    $    4,263    $      564    $     (505)   $    1,249    $    (16)  $    174
                              ==========    ==========    ==========    ==========    ==========    ========   ========

Net income (loss) per
  share-basic and diluted
  Income (loss) from
    continuing operations...  $     0.01    $     0.08    $     0.01    $    (0.02)   $     0.02    $   0.00   $   0.00
  Income from discontinued
    operations, net of
    income taxes............        0.01          0.01          0.00          0.01          0.01        0.00       0.00
                              ----------    ----------    ----------    ----------    ----------    --------   --------
Net income (loss) per
  share.....................  $     0.02    $     0.09    $     0.01    $    (0.01)   $     0.03    $   0.00   $   0.00
                              ==========    ==========    ==========    ==========    ==========    ========   ========
Shares used in computing net
  income (loss) per
  share-basic and diluted...      45,500        45,500        45,500        45,500        45,500      45,500     45,500

                                                                    March 31, 2000
                                                              --------------------------
                                                               Actual    As Adjusted (2)
                                                              --------   ---------------
                                                                     (unaudited)
Consolidated Balance Sheet Data (1):
Cash and cash equivalents...................................  $ 3,905        $ 57,235
Working capital.............................................   13,335          69,296
Total assets................................................   71,238         124,568
Total debt..................................................   14,920              --
Total stockholders' equity..................................    9,751          63,081


----------

(1) In December 1998, Bruker Daltonics Inc. acquired Bruker Daltonik GmbH and its subsidiary Bruker Saxonia Analytik GmbH. Since these companies were under common ownership prior to the acquisition, the financial data is shown on a combined basis for all years presented.


(2) The adjusted balance sheet data reflects the receipt of the net proceeds from the sale of 7,500,000 shares of common stock by Bruker Daltonics Inc. in this offering at an assumed initial public offering price of $10.00 per share, after underwriting discounts and commissions and estimated offering expenses.

                                  RISK FACTORS

      ANY INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING INFORMATION ABOUT THESE RISKS, TOGETHER WITH THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, BEFORE YOU DECIDE WHETHER TO BUY OUR COMMON STOCK. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION COULD SUFFER SIGNIFICANTLY. IN THIS CASE, THE MARKET PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF THE MONEY YOU PAID TO BUY OUR COMMON STOCK.

                         Risks Related to Our Business


If our products fail to achieve and sustain sufficient market acceptance across their broad intended range of applications in the life sciences, we will not generate expected revenue.



      Our business strategy depends on our ability to successfully commercialize a broad range of products based on mass spectrometry for use in a variety of life science applications. We have only recently commercially launched many of our current products for sale to these markets, and many of our products have achieved only limited sales. The commercial success of our life science products depends on our obtaining continued and expanding market acceptance of our mass spectrometry tools by pharmaceutical and biotechnology companies and academic and government research laboratories across the wide range of applications covered by our product offerings. We may fail to achieve or sustain substantial market acceptance for our products across the full range of our intended life science applications or in one or more of our principal intended life science applications. Any such failure could decrease our sales and revenue. To succeed, we must convince substantial numbers of pharmaceutical and biotechnology companies and other laboratories to replace their existing techniques with mass spectrometry techniques employing our systems. Limited funding available for capital acquisitions by our customers, as well as our customers' own internal purchasing approval policies, could hinder market acceptance of our products. Our intended life science customers may be reluctant to make the substantial capital investment generally needed to acquire our products or to incur the training and other costs involved with replacing their existing systems with our products. We also may not be able to convince our intended life science customers that our systems are an attractive and cost-effective alternative to other technologies and systems for the acquisition, analysis and management of molecular information. Because of these and other factors, our products may fail to gain or sustain market acceptance.



Our products compete in markets that are subject to rapid technological change, and most of our products are based on a range of mass spectrometry technologies one or more of which could be made obsolete by new technology.



      The market for life science discovery tools is characterized by rapid technological change and frequent new product introductions. Rapidly changing technology could make some or all of our life science product lines obsolete unless we are able to continually improve our existing products and develop new products. Because substantially all of our life science products are based on mass spectrometry, we are particularly vulnerable to any technological advances that would make mass spectrometry obsolete as the basis for bioanalytical systems in any of our life science markets. To meet the evolving needs of our customers, we must rapidly and continually enhance our current and planned products and services and develop and introduce new products and services. Our business model calls for us to derive a significant portion of our revenues each year from products that did not exist in the previous year. However, we may experience difficulties which may delay or prevent the successful development, introduction and marketing of new products or product enhancements. In addition, our product lines are based on complex technologies which are subject to rapid change as new technologies are developed and introduced in the marketplace. We may have difficulty in keeping abreast of the rapid changes affecting each of the different markets we serve or intend to serve. If we fail to develop and introduce products in a timely manner in response to changing technology, market demands or the requirements of our customers, our product sales may decline, and we could experience significant losses. We offer and plan to offer a broad product line and have incurred and expect to continue to incur substantial expenses for development of new products and enhanced versions of our existing products. The speed of technological change in our life science markets may prevent us from being able to successfully market some or all of our products for the length of time required to recover their often significant development costs. Failure to recover the development costs of one or more products or product lines could decrease our profitability or cause us to experience significant losses.


We face substantial competition.

      In each market, for each of our life science products, we face substantial competition from major competitors, including competitors who also offer products based on mass spectrometry technology. We expect that competition in our life science markets will increase significantly as more biotechnology and pharmaceutical companies adopt automated high-throughput bioanalytical instruments as tools for drug discovery, drug development, proteomics, genomics and metabolomics. Currently, our principal competition comes from established companies providing products using existing technologies, including mass spectrometry and other technologies, which perform many of the same functions for which we market our products. Our competitors may develop or market products that are more effective or commercially attractive than our current or future products or that may render our products obsolete. Many of our competitors have substantially greater financial, operational, marketing and technical resources than we do.

In addition to the risks applicable to our life science products, our substance detection and pathogen identification products are subject to a number of additional risks, including lengthy product development and contract negotiation periods and certain risks inherent in long-term government contracts.


      Our substance detection and pathogen identification products are subject to many of the same risks associated with our life science products, including vulnerability to rapid technological change, dependence on mass spectrometry technology and substantial competition. In addition, our substance detection and pathogen identification products are generally sold to government agencies under long-term contracts. These contracts generally involve lengthy pre-contract negotiations and product development. We may be required to devote substantial working capital and other resources prior to obtaining product orders. As a result, we may incur substantial costs before we recognize revenue from these products. Moreover, in return for larger, longer term contracts, our customers for these products often demand more stringent acceptance criteria. Their criteria may also cause delay in our ability to recognize revenue from sales of these products. Furthermore, we may not be able to accurately predict in advance our costs to fulfill our obligations under these long-term contracts. If we fail to accurately predict our costs, due to inflation or other factors we could incur significant losses. Any single long-term contract for our substance detection and pathogen identification products may represent a material portion of our total business volume, and the loss of any such contract could have a material adverse effect on our results of operations. The presence or absence of such contracts may cause substantial variation in our results of operations between fiscal periods and, as a result, our results of operations for any given fiscal period may not be predictive of our results for subsequent fiscal periods. The resulting uncertainty may have an adverse impact on our stock price.


Our success depends on our ability to operate without infringing or misappropriating the proprietary rights of others.


      Our commercial success depends on avoiding the infringement of other parties' valid patents and proprietary rights as well as the breach of any licenses relating to our technologies and products. There are various third-party patents which may relate to our technology. We may be found in the future to infringe these or other patents or proprietary rights of third parties, either with products we are currently marketing or developing or with new products which we may develop in the future. As described below, a German court has found that sales of our ion trap mass spectrometers in Germany infringe the European patents held by a competitor. If a third party holding rights under a patent successfully asserts an infringement claim with respect to any of our current or future products, we may be prevented from manufacturing or marketing our infringing product in the country or countries covered by the patent we infringe, unless we can obtain a license from the patent holder. We may not be able to obtain such a license on commercially reasonable terms, if at all, especially if the patent holder is a competitor. In addition, even if we can obtain such a license, it may be non-exclusive, which will permit others to practice the same technology licensed to us. We may also be required to pay substantial damages to the patent holder. Under certain circumstances in the United States, these damages may include damages equal to triple the actual damages experienced by the patent holder. If we have supplied infringing products to third parties for marketing by them or licensed third parties to manufacture, use or market infringing products, we may be obligated to indemnify these third parties for any damages they are required to pay to the patent holder and for any losses the third parties may sustain themselves as the result of lost sales or license payments they are required to make to the patent holder. Any successful infringement action brought against us may also adversely affect marketing of the infringing product in other markets not covered by the infringement action, as well as our marketing of other products based on similar technology. Furthermore, we will suffer adverse consequences of a successful infringement action against us even if the action is subsequently reversed on appeal, nullified through another action, or resolved by settlement with the patent holder. The damages or other remedies awarded, if any, may be significant. As a result, any successful infringement action against us could prevent us from selling some or all of our products or cause us to experience significant losses or both.


We are currently involved in several legal actions concerning technology for ion trap mass spectrometry with a competitor and various affiliates of the competitor, and a German court has decided that we have infringed two European patents of the competitor.

      We have been involved for several years in various litigation proceedings with a competitor, Finnigan Corporation, and some of its affiliates regarding the possible infringement by us of some patents of Finnigan concerning technology for ion trap mass spectrometry. Finnigan is a subsidiary of ThermoQuest Corporation which in turn is a subsidiary of Thermo Electron Corporation. The various claims have been, will be or currently are being heard in the United States International Trade Commission, the Court of Appeals for the Federal Circuit, and are pending in the United States District Court for the District of Massachusetts and in various German courts. In addition, we have filed various infringement and antitrust actions against Finnigan and its affiliates. In 1996, 1997, 1998 and 1999, total worldwide sales of our ion trap mass spectrometry products constituted $2.7 million, $3.2 million, $5.0 million and $8.2 million, respectively.


      A German court has recently decided that we have infringed two Finnigan patents by selling our ion trap mass spectrometer products in Germany. As a result, if Finnigan posts a required bond, both we and Agilent may be prohibited from selling our ion trap mass spectrometer products in Germany. Finnigan has notified us that they are in the process of posting a bond. We will also be required to pay damages and expenses to Finnigan in amounts to be determined by the German court in these proceedings. In 1999, our German sales of ion trap mass spectrometry products were $2.0 million. Finnigan is seeking to enforce the same European patents against us and Agilent in proceedings in Germany that could prevent us from distributing and delivering our ion trap mass spectrometry products in the United Kingdom, France, Sweden and Switzerland, and similar patents are at issue in the litigation brought by Finnigan in Massachusetts. Finnigan may also seek to show we have committed infringement elsewhere. Should we be found to infringe any patents of Finnigan or its affiliates in these proceedings, we may be liable for monetary damages and could be required to obtain licenses to commercialize our products or to redesign our products so that they do not infringe any of these patents. If we are unable to obtain a license or adopt a non-infringing product design, we could be prevented from developing, manufacturing and selling some of our ion trap mass spectrometry products. We may also have an indemnification obligation to Agilent. In these circumstances, our ion trap business would not develop as contemplated, and our results would materially suffer. For more information on our litigation with Finnigan and its affiliates, please see "Business--Legal Proceedings."


We may be involved in other lawsuits to protect or enforce our patents that are brought by us which would be expensive and time consuming.

      In order to protect or enforce our patent rights, we may initiate patent litigation against third parties. We may also become subject to interference proceedings conducted in the patent and trademark offices of various countries to determine the priority of inventions. The defense and prosecution, if necessary, of intellectual property suits, interference proceedings and related legal and administrative proceedings is costly and diverts our technical and management personnel from their normal responsibilities. We may not prevail in any of these suits. An adverse determination of any litigation or defense proceedings could put our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing.

      Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. For example, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments in the litigation. If securities analysts or investors perceive these results to be negative, it could have a substantial negative effect on the trading price of our stock.

If we are unable to effectively protect our intellectual property, third parties may use our technology, which would impair our ability to compete in our markets.

      Our continued success will depend in significant part on our ability to obtain and maintain meaningful patent protection for our products throughout the world. We rely on patents to protect a significant part of our intellectual property and to enhance our competitive position. However, our presently pending or future patent applications may not issue as patents, and any patent previously issued to us may be challenged, invalidated, held unenforceable or circumvented. Furthermore, the claims in patents which have been issued or which may be issued to us in the future may not be sufficiently broad to prevent third parties from producing competing products similar to our products. In addition, the laws of various foreign countries in which we compete may not protect our intellectual property to the same extent as do the laws of the United States. Failure to obtain adequate patent protection for our proprietary technology could materially impair our ability to be commercially competitive.

      In addition to patent protection, we also rely on protection of trade secrets, know-how and confidential and proprietary information. To maintain the confidentiality of trade secrets and proprietary information, we generally seek to enter into confidentiality agreements with our employees, consultants and strategic partners upon the commencement of a relationship with us. However, we may not obtain these agreements in all circumstances. In the event of unauthorized use or disclosure of this information, these agreements, even if obtained, may not provide meaningful protection for our trade secrets or other confidential information. In addition, adequate remedies may not exist in the event of unauthorized use or disclosure of this information. The loss or exposure of our trade secrets and other proprietary information would impair our competitive advantages and could have a material adverse affect on our operating results, financial condition and future growth prospects. Furthermore, others may have, or may in the future independently develop, substantially similar or superior know-how and technology.


We have agreed to share our name, portions of our intellectual property rights and distribution channels with other entities under common control which could result in the loss of our name and to lock in the price of products we may sell to these entities which may not be the best price available for these products.



      We maintain a sharing agreement with 13 affiliated entities that requires us to share portions of our intellectual property as it existed on February 28, 2000 and our distribution channels with these affiliated companies and their affiliates. We also share the Bruker name with many of these affiliates. We could lose the right to use the Bruker name if (a) we declare bankruptcy, (b) we interfere with another party's use of the name, (c) we take a material action which materially detracts from the goodwill associated with the name, or (d) we suffer a major loss of our reputation in our industry or marketplace. The loss of the Bruker name could result in a loss of goodwill, brand loyalty and sales of our products. In addition, we have agreed to maintain the price of some products purchased from and sold to these affiliates for a period of up to twelve years, subject to yearly adjustments equal to the increase in the Consumer Price Index.


Our manufacture and sale of products could lead to product liability claims for which we could have substantial liability.

      The manufacture and sale of our products exposes us to product liability claims if any of our products cause injury or are found otherwise unsuitable during manufacturing, marketing, sale or customer use. A successful product liability claim brought against us in excess of, or outside the coverage of, our insurance coverage could have a material adverse effect on our business, financial situation and results of operations. We may not be able to maintain product liability insurance on acceptable terms, if at all, and insurance may not provide adequate coverage against potential liabilities.

Our business could be harmed if our collaborations fail to advance our product development.


      Demand for our products will depend in part upon the extent to which our collaborations with pharmaceutical and biotechnology companies are successful in developing, or helping us to develop, new products and new applications for our existing products. In addition, we collaborate with academic institutions on product development. We have limited or no control over the resources that any collaborator may devote to our products. Any of our present or future collaborators may not perform their obligations as expected. If we fail to enter into or maintain appropriate collaboration agreements or if any of these events occur, we may not be able to develop some of our new products, which could materially impede our ability to generate revenue.



If we lose our strategic partners, it could impair our marketing efforts.



      A substantial portion of our sales of selected products consists of sales to third parties who incorporate our products in their systems. These third parties are responsible for the marketing and sales of their systems. We have little or no control over their marketing and sales activities or how they use their resources. Our present or future strategic partners may or may not purchase sufficient quantities of products from us or perform appropriate marketing and sales activities. These failures by our present or future strategic partners, or our inability to maintain or enter into new arrangements with strategic partners for product distribution, could materially impede the growth of our business and our ability to generate sufficient revenue.



Any reduction in the capital resources or government funding of our customers could reduce our sales and impede our ability to generate revenue.



      A significant portion of our sales are capital purchases by our customers. The spending policies of our customers could have a significant effect on the demand for our products. These policies are based on a wide variety of factors, including the resources available to make purchases, the spending priorities among various types of equipment, policies regarding spending during recessionary periods and changes in the political climate. Any changes in capital spending or changes in the capital budgets of our customers could significantly reduce demand for our products. The capital resources of our biotechnology and other corporate customers may be limited by the availability of equity or debt financing. Any significant decline in research and development expenditures by our life science customers could significantly decrease our sales.



      We are dependent, both directly and indirectly, upon general health care spending patterns, particularly in the research and development budgets of the pharmaceutical and biotechnology industries, as well as upon the financial condition of various governments and government agencies. Since our inception, both we and our academic collaborators have benefited from various governmental contracts and research grants. Whether we or our academic collaborators will continue to be able to attract these grants depends not only on the quality of our products, but also on general spending patterns of public institutions. There exists the risk of a potential decrease in the level of governmental spending allocated to scientific and medical research which could substantially reduce or even eliminate our grants. Our status as a public company may reduce our ability to obtain research grants from the German government in the future because the German government focuses on funding small or private companies with limited access to capital. In addition, we make a substantial portion of our sales to non-profit and government entities which are dependent on continued high levels of government support for scientific research. Any decline in this support could decrease the ability of these customers to purchase our products.

We may not be able to expand our sales and service staff to meet demand for our products and services.

      We need to expand our direct marketing and sales force as well as our service and support staff. Our future revenue and profitability will depend on our ability to expand our team of marketing and service personnel. Because our products are technical in nature, we believe that our marketing, sales and support staff must have scientific or technical expertise and experience. Competition for employees with these skills is intense. We may not be able to continue to attract and retain sufficient qualified sales and service people, and we may not be able to grow and maintain an efficient and effective sales, marketing and support department. If we fail to continue to attract or retain qualified people, then our business could suffer.

We plan significant growth, and there is a risk that we will not be able to manage this growth.


      Our success will depend on the expansion of our operations. Effective growth management will place increased demands on our management, operational and financial resources. To manage our growth, we must expand our facilities, augment our operational, financial and management systems, and hire and train additional qualified personnel. Our failure to manage this growth effectively could impair our ability to generate revenue or could cause our expenses to increase more rapidly than revenue, resulting in operating losses.


If ethical and other concerns surrounding the use of genetic information, gene therapy or genetically modified organisms become widespread, we may have less demand for our products.

      Genetic testing has raised ethical issues regarding confidentiality and appropriate uses of the resulting information. For these reasons, governmental authorities may limit or prohibit genetic testing. Gene therapy and genetically modified organism content in food has raised safety concerns. Government regulation or market forces could reduce the demand for our life science tools for use in applications related to these markets. This could reduce the potential markets for our products which could decrease our sales.

We are dependent upon various key personnel and must recruit additional qualified personnel for a number of management positions.

      Our success is highly dependent on the continued services of key management, technical and scientific personnel. Our management and other employees may voluntarily terminate their employment with us at any time upon short notice. The loss of the services of any member of our senior management, technical or scientific staff may significantly delay or prevent the achievement of product development and other business objectives. Our chief executive officer also is and has been chairman of the board of directors of an affiliated company and a management officer of another affiliate, which may reduce the time and attention he can devote to our management. In addition, our chief financial officer serves as the Treasurer of one of our affiliated companies. Our future success will also depend on our ability to identify, recruit and retain additional qualified scientific, technical and managerial personnel. Competition for qualified personnel is intense, particularly in the areas of information technology, engineering and science, and the process of hiring suitably qualified personnel is often lengthy. If we are unable to hire and retain a sufficient number of qualified employees, our ability to conduct and expand our business could be seriously reduced.

We are dependent in our operations upon a limited number of suppliers and contract manufacturers.

      We currently purchase components used in our mass spectrometry instruments from a limited number of outside sources. The reliance on a limited number of suppliers could result in time delays associated with redesigning a product due to an inability to obtain an adequate supply of required components and reduced control over pricing, quality and timely delivery. Any interruption in the supply of components could have an adverse effect on our business, results of operations and financial condition.

If we fail to expand our international presence, our revenue will not grow as expected.


      International sales account and are expected to continue to account for a significant portion of our total revenues. In 1999, international sales totaled $38.5 million, or 59.5% of our net revenue. International expansion will require that we hire additional personnel. If we fail to hire additional personnel or develop and maintain relationships with foreign customers and partners, we may not be able to expand our international sales and would suffer decreased profits.


      International sales and operations are and will remain subject to a number of additional risks not typically present in domestic operations, including:

     - changes in regulatory requirements;

     - the imposition of government controls;

     - political and economic instability or conflicts;

     - costs and risks of deploying systems in foreign countries;

     - limited intellectual property rights; and

     - the burden of complying with a wide variety of complex foreign laws and treaties.

      Our international operations are and will remain subject to the risks associated with the imposition of legislation and regulation relating to the import or export of high technology products. We cannot predict whether tariffs or restrictions upon the importation or exportation of our products will be implemented by the United States or other countries. If these tariffs or restrictions are imposed, our revenues or profits could suffer.

We may lose money when we exchange foreign currency received from international sales into U.S. dollars.

      A significant portion of our business is conducted in currencies other than the US dollar, which is our reporting currency. As a result, currency fluctuations among the US dollar and the currencies in which we do business have caused and will continue to cause foreign currency transaction gains and losses. We recognize foreign currency gains or losses arising from our operations in the period incurred. We cannot predict the effects of exchange rate fluctuations upon our future operating results because of the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates.

Various international tax risks could adversely affect our earnings.


      We are subject to international tax risks. Distributions of earnings and other payments received from our subsidiaries may be subject to withholding taxes imposed by the countries where they are operating or are formed. If these foreign countries do not have income tax treaties with the United States or the countries where our subsidiaries are incorporated, we could be subject to high rates of withholding taxes on these distributions and payments. We could also be subject to being taxed twice on income related to operations in these non-treaty countries. Because we are unable to reduce the taxable income of one operating company with losses incurred by another operating company located in another country, we may have a higher foreign effective income tax rate than that of other companies in our industry. The amount of the credit that we may claim against our U.S. federal income tax for foreign income taxes is subject to many limitations which may significantly restrict our ability to claim a credit for all of the foreign taxes we pay.


Our recent acquisition of ProteiGene involves the purchase of unproven technology which will require substantial resources to develop.

      We recently acquired ProteiGene, a company in the early stages of developing various biological analysis systems and databases. ProteiGene's approach and technology are not yet proven, and there is a substantial risk that efforts in developing ProteiGene's technology will not yield any marketable products. In addition, the effort we expend on this development will utilize resources which we could otherwise have used in more proven areas of technology.

Responding to claims relating to improper handling, storage or disposal of hazardous chemicals and radioactive and biological materials which we use could be time consuming and costly.


      We use controlled hazardous and radioactive materials in our business. Our facilities in Massachusetts are regulated by the Massachusetts Department of Public Health under 105 CMR 120.200 and 105 CMR 120.750. Our facilities in Germany are regulated under paragraph 3 of the German Federal Radiation Safety Regulations. The risk of accidental contamination or injury from these materials cannot be completely eliminated. If an accident with these substances occurs, we could be held liable for any damages that result. Additionally, an accident could damage our research and manufacturing facilities resulting in delays and increased costs.


Our operating results may fluctuate significantly and any failure to meet financial expectations may disappoint securities analysts or investors and result in a decline in our common stock price.

      Our operating results have fluctuated in the past and we expect they will fluctuate in the future. These fluctuations could cause our common stock price to decline. Some of the factors that could cause our operating results to fluctuate include:

     - recognition of non-recurring revenue due to completion of government contracts or other revenues;

     - demand for and market acceptance of our products;

     - the timing, release and competitiveness of our products;

     - our competitors' announcements or introduction of new products, services or technological innovations;


     - disputes regarding patents or other intellectual property rights;


     - adverse changes in the level of economic activity in the United States and other major regions in which we do business; and

     - general and industry-specific economic conditions, which may affect our customers' research and development expenditures and use of our products.

      If revenue declines in a period, whether due to a delay in recognizing expected revenue or otherwise, our earnings may decline because many of our expenses are relatively fixed in the short term. In particular, research and development and selling, general and administrative expenses are not directly affected by variations in revenue in a period.

      Due to volatile and unpredictable revenues and operating expenses, we believe that period-to-period comparisons of our results of operations may not be a good indication of our future performance. It is possible that, in some future periods, our operating results may be below the expectations of securities analysts or investors. In such event, the market price of our common stock could fluctuate significantly or decline.

                         Risks Related to This Offering

Concentration of ownership among our existing principal stockholders may prevent new investors from influencing significant corporate decisions.


      Following the completion of this offering, our five current stockholders will beneficially own or control approximately 85.8% of the outstanding shares of our common stock. Accordingly, our current stockholders will have the ability to control the outcome of corporate actions requiring stockholder approval, including election of directors, any merger, consolidation or sale of all or substantially all of our assets and any other significant corporate transactions. The concentration of ownership may also delay or prevent a change of control of the Company at a premium price if the current stockholders oppose it. Please see "Management" and "Principal Stockholders" for details on our stock ownership.


Our current stockholders have controlling interests in affiliated companies and could take actions which might not be in the best interest of our other stockholders.

      Our five current stockholders are members of an extended family and are also the direct or indirect owners of a number of affiliated companies along with their respective subsidiaries. Our current stockholders, including our chief executive officer, also hold positions as officers or directors of certain of these affiliates. The interests of our current stockholders as the direct or indirect owners of these affiliates may conflict with their interests as stockholders of Bruker Daltonics. Our current stockholders, in their capacity as Bruker Daltonics stockholders, will have no obligation to act in the best interest of Bruker Daltonics or of other Bruker Daltonics stockholders, and they may cause us to take actions not in the best interests of Bruker Daltonics or to refrain from taking actions that are in our best interests.

The market price of our common stock may be highly volatile.

      The trading price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

     - developments concerning proprietary rights, including patents, by us or a competitor;

     - conditions or trends in the life sciences;

     - changes in the market valuations of life sciences or life science tool companies; and

     - developments concerning our various strategic collaborations.

      In addition, the stock market in general, and the Nasdaq National Market and the market for life science companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Furthermore, there has been particular volatility in the market prices of securities of biotechnology and life science companies. These broad market and industry factors may seriously harm the market price of our common stock regardless of our operating performance. In the past, following periods of volatility in the market, securities class action litigation has often been instituted against these companies. The commencement of any litigation against us could result in substantial costs and a diversion of management's attention and resources which could seriously harm our ability to achieve our financial goals.

Anti-takeover provisions in our charter documents may limit the ability of another party to acquire us which could cause our stock price to decline.

      Various provisions of our certificate of incorporation and by-laws could delay or prevent a third party from acquiring us, even if doing so might be beneficial to our stockholders. These provisions provide for a classified board of directors of which approximately one third of the directors will be elected each year, allow the authorized number of directors to be changed only by a resolution of the board of directors, establish advance notice requirements for proposals that can be acted upon at stockholder meetings and limit who may call stockholder meetings. These provisions may prevent a merger or acquisition that would be attractive to stockholders and could limit the price investors would be willing to pay in the future for our common stock.

New investors in our common stock will experience immediate and substantial dilution.


      The offering price of our common stock will be substantially higher than the net tangible book value per share of our existing capital stock. As a result, if you purchase common stock in this offering you will incur immediate and substantial dilution of $8.82 in net tangible book value per share of common stock, based on an assumed public offering price of $10.00 per share. You will also experience additional dilution upon the exercise of outstanding stock options. Please see "Dilution" for a more detailed discussion of the dilution new investors will incur in this offering.


If our stockholders sell substantial amounts of our common stock after the offering, the market price of our stock may decline.

      The number of shares of common stock available for sale in the public market is limited by restrictions under federal securities law and under lock up agreements with our underwriters. These lock up agreements restrict our stockholders from disposing of their shares for one hundred eighty days after the date of this prospectus without the prior written consent of Deutsche Bank Securities Inc. However, Deutsche Bank Securities Inc. may release all or any portion of the common stock from the restrictions of the lock up agreements. Any sales of substantial amounts of common stock after the offering, including shares issued upon the exercise of outstanding options, may cause the market price of our common stock to decline.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains "forward-looking statements." These statements may include statements regarding:

     - our business strategy;

     - plans for hiring additional personnel;

     - entering into business combinations or strategic alliances;

     - intellectual property;

     - litigation results;

     - adequacy of anticipated sources of funds, including the proceeds from this offering; and

     - other statements about our plans, objectives, expectations and intentions contained in this prospectus that are not historical facts.

      When used in this prospectus, the words "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by these forward looking statements for a number of reasons, including those discussed under "Risk Factors" and elsewhere in this prospectus. Following this offering, we assume no obligation to update any forward-looking statements contained in this prospectus.

                                USE OF PROCEEDS


      We estimate the net proceeds from the sale of the 7,500,000 shares of common stock offered by us will be $68.3 million, after deducting the estimated underwriting discount and offering expenses. We intend to use the net proceeds of this offering for general corporate purposes, including research and development, expansion of sales and marketing capabilities and working capital, potential strategic acquisitions and repayment of our outstanding bank loans. As of March 31, 2000, we had outstanding debt, including long-term and short-term, in the aggregate of $14.9 million. We intend to use approximately $14.9 million of the net proceeds of the offering to repay this debt. The interest rate on our debt ranges from 4.7% to 7.9% with banks in Germany and the United States. The long-term debt matures in 2003 and 2008. The amounts actually expended for working capital purposes may vary significantly and will depend on a number of factors, including the amount of our future revenues and the other factors described under "Risk Factors." Accordingly, our management will retain broad discretion in the allocation of the net proceeds of this offering. Pending these uses, we intend to invest the proceeds in short-term, investment-grade, interest-bearing investments.


                                DIVIDEND POLICY

      We have never declared or paid cash dividends on our capital stock. We currently anticipate that we will retain all available funds for use in our business and do not anticipate paying any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our financial condition, results of operations and capital requirements.

                                 CAPITALIZATION

      The table below sets forth the following information:


     - our actual capitalization as of March 31, 2000; and



     - our capitalization as adjusted to reflect the receipt of net proceeds from our sale of 7,500,000 shares of common stock at an assumed initial public offering price of $10.00 per share in this offering, less the underwriting discounts and commissions and estimated offering expenses.


      You should read this table in conjunction with the Financial Statements and the other financial information included in this prospectus.


                                                                    March 31, 2000
                                                              --------------------------
                                                               Actual        As Adjusted
                                                              --------       -----------
                                                                    (in thousands)
Short-term and long-term obligations........................  $14,920         $     --

Stockholders' equity:
Common stock, $0.01 par value; 100,000,000 shares
  authorized, 45,500,000 shares issued and outstanding,
  actual; and 53,000,000 shares issued and outstanding, as
  adjusted (1)..............................................      455              530
Additional paid-in-capital..................................    6,045           59,300
Accumulated other comprehensive loss........................   (3,336)          (3,336)
Retained earnings...........................................    6,587            6,587
                                                              -------         --------
      Total stockholders' equity............................    9,751           63,081
                                                              -------         --------
        Total capitalization................................  $24,671         $ 63,081
                                                              =======         ========


------------
(1) The number of shares of common stock does not include 2,220,000 shares of common stock reserved for issuance under our 2000 Stock Option Plan which was adopted in February 2000. Options for 783,135 shares of common stock were granted under the 2000 Stock Option Plan in February 2000.

                                    DILUTION


      Our actual net tangible book value as of March 31, 2000, was approximately $9.0 million, or approximately $0.20 per share of common stock. After giving effect to the sale of 7,500,000 shares of common stock offered by this prospectus at an assumed price of $10.00 per share and after deduction of the underwriting discounts and estimated offering expenses, our adjusted net tangible book value at March 31, 2000, would have been $62.4 million, or $1.18 per share of common stock.



      Actual net tangible book value per share before the offering has been determined by dividing net tangible book value (total tangible assets less total liabilities) by the number of shares of common stock outstanding at March 31, 2000, as adjusted for the seven-for-one stock split completed in February 2000. The offering will result in an immediate increase in net tangible book value of $0.98 per share to existing stockholders and an immediate dilution in net tangible book value of $8.82 per share to new investors. The following table illustrates this dilution on a per share basis:



Assumed initial public offering price per share.............              $10.00
  Actual net tangible book value per share as of March 31,
    2000....................................................   $ 0.20
  Increase per share attributable to new investors..........     0.98
                                                               ------
Adjusted net tangible book value per share after this
  offering..................................................                1.18
                                                                          ------
  Dilution per share to new investors.......................              $ 8.82
                                                                          ======



      The following table summarizes, on an adjusted basis as of March 31, 2000, the difference between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by the existing stockholders and by the new investors, before deducting underwriting discounts and commissions and estimated offering expenses, at an assumed initial public offering price of $10.00 per share.



                                         Shares Purchased        Total Consideration       Average
                                      ----------------------   ------------------------     Price
                                        Number      Percent       Amount       Percent    Per Share
                                      -----------   --------   -------------   --------   ---------
Existing stockholders...............  45,500,000       85.8%   $  6,500,000        8.0%    $ 0.14
New investors.......................   7,500,000       14.2%     75,000,000       92.0%    $10.00
                                      ----------     ------    ------------     ------
    Total...........................  53,000,000        100%     81,500,000        100%
                                      ==========     ======    ============     ======



      In the preceeding tables, the shares of common stock outstanding exclude 2,220,000 shares of common stock reserved for issuance under our stock option plan, of which 783,135 shares at a weighted average exercise price of $5.29 were subject to outstanding options. None of these options were exercisable at March 31, 2000.


      If the underwriters exercise their over-allotment in full, the following will occur:


     - the number of shares of common stock held by existing stockholders will decrease to approximately 84.1% of the total number of shares of our common stock outstanding; and



     - the number of shares held by new investors will increase to 8,625,000 shares, or approximately 15.9% of the total number of our common stock outstanding after this offering.

                            SELECTED FINANCIAL DATA

                     (in thousands, except per share data)


      The consolidated and combined statements of operations data for each of the years ended December 31, 1997, 1998, and 1999 and the consolidated and combined balance sheet data as of December 31, 1997, 1998 and 1999 have been derived from our audited financial statements included elsewhere in this prospectus which, for 1998 and 1999, have been audited by Ernst & Young LLP, independent auditors, and for 1997 have been audited by BDO von Riegen, Lienau, Sucker & Partner GmbH, independent auditors. The combined statements of operations data for the years ended December 31, 1995 and 1996 and the combined balance sheet data as of December 31, 1995 and 1996 have been derived from unaudited financial statements not included in this prospectus. The financial statements for 1995 through 1998 are presented on a combined basis due to the common ownership of the Company and its affiliated company in Germany, which was formally acquired in December 1998. The consolidated financial data for the three months ended March 31, 1999 and 2000 are derived from our unaudited consolidated financial statements that appear elsewhere in this prospectus, which include all adjustments that we consider necessary for a fair presentation of the financial position and results of operations for such periods. Historical results are not necessarily indicative of future results. The data presented below have been derived from financial statements that have been prepared in accordance with accounting principles generally accepted in the United States and should be read with the consolidated and combined financial statements, including the notes, and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.



                                                                                                         Three Months
                                                             Year Ended December 31,                    Ended March 31,
                                               ----------------------------------------------------   -------------------
                                                 1995       1996       1997       1998       1999       1999       2000
                                               --------   --------   --------   --------   --------   --------   --------
                                                      (in thousands, except per share data)               (unaudited)
Consolidated/Combined Statements of
  Operations Data:
Product revenue..............................  $30,076    $43,942    $49,247    $40,157    $60,620    $10,879    $14,035
Other revenue................................    2,049      2,130      1,878      2,050      4,070      1,019        564
                                               -------    -------    -------    -------    -------    -------    -------
    Net revenue..............................   32,125     46,072     51,125     42,207     64,690     11,898     14,599
Costs and operating expenses:
  Cost of product revenue....................   16,424     20,329     24,538     19,672     31,618      5,497      6,574
  Sales and marketing........................    2,806      6,123      7,178      7,435     11,345      2,256      2,564
  General and administrative.................    1,795      1,717      2,120      2,212      3,411        618      1,108
  Research and development...................    9,419      8,812      9,166     13,049     15,138      3,088      3,600
  Patent litigation costs....................       --      1,901      5,525         --        538        538        303
                                               -------    -------    -------    -------    -------    -------    -------
    Total costs and operating expenses.......   30,444     38,882     48,527     42,368     62,050     11,997     14,149
                                               -------    -------    -------    -------    -------    -------    -------
Operating income (loss) from continuing
  operations.................................    1,681      7,190      2,598       (161)     2,640        (99)       450
Other income (expense).......................      196          2        127        174        130        140        (25)
Interest expense, net........................   (1,341)    (1,032)      (743)      (901)      (907)      (267)      (103)
                                               -------    -------    -------    -------    -------    -------    -------
Income (loss) from continuing operations
  before provision for income taxes..........      536      6,160      1,982       (888)     1,863       (226)       322
Provision (benefit) for income taxes.........        9      2,265      1,627         --        987       (120)       185
                                               -------    -------    -------    -------    -------    -------    -------
Income (loss) from continuing operations.....      527      3,895        355       (888)       876       (106)       137
Income from discontinued operations, net of
  income taxes...............................      372        368        209        383        373         90         37
                                               -------    -------    -------    -------    -------    -------    -------
Net income (loss)............................  $   899    $ 4,263    $   564    $  (505)   $ 1,249    $   (16)   $   174
                                               =======    =======    =======    =======    =======    =======    =======
Net income (loss) per share--basic and
  diluted
  Income (loss) from continuing operations...  $  0.01    $  0.08    $  0.01    $ (0.02)   $  0.02    $  0.00    $  0.00
  Income from discontinued operations, net of
    income taxes.............................     0.01       0.01       0.00       0.01       0.01       0.00       0.00
                                               -------    -------    -------    -------    -------    -------    -------
Net income (loss) per share..................  $  0.02    $  0.09    $  0.01    $ (0.01)   $  0.03    $  0.00    $  0.00
                                               =======    =======    =======    =======    =======    =======    =======
Shares used in computing net income (loss)
  per share--basic and diluted...............   45,500     45,500     45,500     45,500     45,500     45,500     45,500

                     (in thousands, except per share data)


                                                                    As of December 31,                     March 31,
                                                   ----------------------------------------------------   -----------
                                                     1995       1996       1997       1998       1999        2000
                                                   --------   --------   --------   --------   --------   -----------
                                                                                                          (unaudited)
                                                                                                          -----------
Consolidated/Combined Balance Sheet Data:........
Cash and cash equivalents........................  $  1,715   $  3,766   $ 2,021    $ 1,135    $ 2,443      $ 3,905
Working capital..................................   (14,936)   (14,759)   (8,845)     6,338     12,080       13,335
Total assets.....................................    49,134     62,105    52,249     63,841     67,309       71,238
Total debt.......................................    13,817     12,752     8,496     17,924     15,340       14,920
Total stockholders' equity.......................     6,312      9,996     9,870     10,340     10,058        9,751

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

      YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS TOGETHER WITH "SELECTED FINANCIAL DATA" AND OUR FINANCIAL STATEMENTS AND RELATED NOTES APPEARING ELSEWHERE IN THIS PROSPECTUS. THIS DISCUSSION AND ANALYSIS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS, UNCERTAINTIES AND ASSUMPTIONS. OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF MANY FACTORS, INCLUDING, BUT NOT LIMITED TO, THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

Overview

      We are a leading developer and provider of innovative life science tools based on mass spectrometry. We are also a worldwide leader in supplying mass spectrometry-based systems for substance detection and pathogen identification in security and defense applications. We maintain technical centers in Europe, North America and Japan, as well as customer support facilities in many industrialized and developing countries. We allocate substantial capital and resources to research and development and are party to various collaborations and strategic alliances. Our diverse customer base includes pharmaceutical companies, biotechnology companies, academic institutions and government agencies.

      Effective December 21, 1998, Bruker Daltonics Inc. acquired all of the shares of Bruker Daltonik GmbH for $5.4 million. The transaction represented an exchange between entities under common control and, accordingly, the assets acquired and liabilities assumed have been accounted for at historical cost in a manner similar to that of pooling-of-interests accounting. In addition, all periods presented have been restated to reflect the businesses on a combined basis.

Acquisitions


      In December 1999, we acquired a 49% interest in ProteiGene, Inc. from a related party. ProteiGene is a biomarker research and development company specializing in the application of mass spectrometry and bioinformatics for medical and microbiology cell and tissue analysis. The acquisition cost was $50,000 in cash, the estimated fair market value, and was accounted for as a purchase. In March 2000, we acquired the remaining 51% interest in ProteiGene for $26,000 from an unrelated party.



      On June 22, 1999, we purchased the assets of Viking Instruments Corporation, a developer and manufacturer of transportable gas chromatrograph mass spectrometers. These instruments are used for laboratory and field analysis of soil, air and water for the identification and quantification of a wide variety of organic compounds and pollutants. The acquisition cost was $150,000, and the results of operations are included in the accompanying consolidated financial statements from the date of acquisition. In connection with the acquisition, $100,000 was expensed as purchased in-process research and development, $25,000 was allocated to core technology and classified as an intangible, $20,000 was allocated to inventory and $5,000 was allocated to fixed assets. The amortization period is five years for the intangibles and three to five years for the fixed assets.



      The $100,000 in-process research and development was attributed to the Viking 573, a transportable gas chromatrograph mass spectrometer, and supported by a discounted probable cash flow analysis on a project-by-project basis modified to reflect the stage of completion of the in-process research and development expenditures. As of June 22, 1999, the feasibility of the acquired technology had not been established, and the acquired technology had no future alternative uses.



      In connection with the Viking 573 project, we invested an additional $300,000 out of operational cash flows through December 31, 1999. We shipped our first unit in December 1999 which was accepted by the customer in January 2000. We expect $1.2 million in revenues from this product line in 2000.


Discontinued Operations

      In 1999, we decided to dispose of our analytical infrared sales group. In March 2000, we completed the divestiture to a related party, Bruker Optik GmbH, without a gain or loss. Our former analytical infrared sales group sold and serviced instruments, not manufactured by us, in Germany only. The infrared sales group generated revenues of $2.7 million in fiscal 1999. Amounts previously reported have been reclassified as discontinued operations and are not included in this discussion.

Significant Accounting Policies

      CUSTOMER DEPOSITS. Under the terms and conditions of contracts with many of our customers, we require a portion of the purchase price in the form of an advance deposit. We record these deposit amounts as a liability until the associated revenue is recognized at the time of acceptance of the system.


      REVENUE RECOGNITION. We recognize revenue from system sales, including hardware with embedded software, when a product is accepted by the customer, except when sold through an independent distributor, a strategic distribution partner or an unconsolidated Bruker affiliated distributor which assumes responsibility for installation, in which case the system sale is recognized when the products are shipped to the distributor and title has transferred to the distributor. Our distributors do not have price protection rights or rights to return; however our products are warranted to be free from defect for a period of, typically, one year. Revenue from accessories and parts is recognized upon shipment, and revenue from services when performed.


      COST OF PRODUCT REVENUE. Cost of product revenue includes all direct materials, direct labor, benefits and indirect costs related to generating revenue. These indirect costs include indirect labor, materials and supplies, equipment rental and depreciation of production equipment, test equipment and facilities as related to production space revenue.

      SALES AND MARKETING. Sales and marketing expenses include salaries, sales commissions, benefits, travel, occupancy costs and related expenses for our direct sales force, sales support and marketing functions. We have expanded our sales and marketing organization substantially since 1997, adding subsidiaries and sales representatives in China, France, Japan, Scandinavia, Switzerland, the United Kingdom and Taiwan. Sales and marketing expenses also include costs associated with supporting our distribution channel partners for our time-of-flight and ion trap mass spectrometry products. We expect that sales and marketing expenses will continue to increase in the future as we further expand our global distribution capabilities and introduce new products.

      GENERAL AND ADMINISTRATIVE. General and administrative expenses include salaries, benefits and expenses for our executive, finance, legal, human resources and internal systems support personnel. In addition, general and administrative expenses include occupancy costs, fees for professional services and depreciation of office equipment. We expect general and administrative expenses to increase as we continue to expand our administrative infrastructure to support the anticipated growth of our business, including the costs associated with being a public company.

      RESEARCH AND DEVELOPMENT. Research and development expenses include costs for the development of new technologies and products. These expenses include materials, salaries, benefits, occupancy costs and related expenses for development personnel. We expense research and development costs as incurred. We expect to increase spending on research and development in order to develop new products and applications.

      PATENT LITIGATION COSTS. Patent litigation costs include actual and estimated legal fees associated with litigation in connection with our intellectual property, particularly the Finnigan litigation. These costs may increase depending upon the outcome of the current legal proceedings.

Results of Operations


      The following table sets forth certain items included in our results of operations for the three years ended December 31, 1997, 1998 and 1999 and for the three months ended March 31, 1999 and 2000, expressed as a percentage of our net revenue for these periods.



                                                                                             Three Months
                                                                   Year Ended                    Ended
                                                                  December 31,                 March 31,
                                                         ------------------------------   -------------------
                                                           1997       1998       1999       1999       2000
                                                         --------   --------   --------   --------   --------
                                                                                              (unaudited)
Revenue:
  Product revenue......................................    96.3%      95.1%      93.7%      91.4%      96.1%
  Other revenue........................................     3.7        4.9        6.3        8.6        3.9
                                                          -----      -----      -----      -----      -----
      Net revenue......................................   100.0      100.0      100.0      100.0      100.0
Costs and operating expenses:
  Cost of product revenue..............................    48.0       46.6       48.9       46.2       45.0
  Sales and marketing..................................    14.0       17.6       17.5       19.0       17.6
  General and administrative...........................     4.2        5.3        5.3        5.2        7.5
  Research and development.............................    17.9       30.9       23.4       26.0       24.7
  Patent litigation costs..............................    10.8        0.0        0.8        4.5        2.1
                                                          -----      -----      -----      -----      -----
      Total costs and operating expenses...............    94.9      100.4       95.9      100.9       96.9
                                                          -----      -----      -----      -----      -----
Operating income (loss) from continuing operations.....     5.1       (0.4)       4.1       (0.9)       3.1
Other income (expense).................................     0.3        0.4        0.2        1.2       (0.2)
Interest expense, net..................................    (1.5)      (2.1)      (1.4)      (2.2)      (0.7)
                                                          -----      -----      -----      -----      -----
Income (loss) from continuing operations, before income
  taxes................................................     3.9       (2.1)       2.9       (1.9)       2.2
Provision for income taxes.............................     3.2        0.0        1.5       (1.0)       1.3
                                                          -----      -----      -----      -----      -----
Income (loss) from continuing operations...............     0.7       (2.1)       1.4       (0.9)       0.9
Income from discontinued operations, net of income
  taxes................................................     0.4        0.9        0.5        0.8        0.3
                                                          -----      -----      -----      -----      -----
Net income (loss)......................................     1.1%      (1.2)%      1.9%      (0.1)%      1.2%
                                                          =====      =====      =====      =====      =====

Three Months Ended March 31, 2000 Compared to Three Months Ended March 31, 1999



      PRODUCT REVENUE. Total product revenue increased $3.2 million, or 29.0%, to $14.0 million in 2000 compared to $10.9 million in 1999. Product revenue via affiliated distributors increased $1.0 million, or 90.9%, to $2.1 million in 2000 compared to $1.1 million in 1999. The increase in product revenue in 2000 was fueled by strong demand for our life science products by new and existing customers.



      OTHER REVENUE. Other revenue decreased $456,000, or 44.7%, to $564,000 in 2000 compared to $1.0 million in 1999. This decrease was due to the completion of certain projects for early-stage research and development which were funded by grants from the German government and the Advanced Technology Program of the National Institute of Standards and Technologies in the United States. While we historically have obtained significant funding under grant awards for early-stage research and development activity, we anticipate this funding will be significantly reduced in the future, since these grants are typically provided to small or private companies with limited access to capital.



      COST OF PRODUCT REVENUE. Cost of product revenue increased $1.1 million, or 19.6%, to $6.6 million in 2000 compared to $5.5 million in 1999. The cost of product revenue as a percentage of product revenue was 46.8% in 2000 as compared to 50.5% in 1999. This decrease is due to a combination of stronger revenues from our high end MALDI-TOF product which has lower cost of product revenue, increased efficiencies in the manufacturing operations and lower material costs driven by an increase in volume discounts.



      SALES AND MARKETING. Sales and marketing expenses increased $307,000, or 13.6%, to $2.6 million in 2000 compared to $2.3 million in 1999. The increase was due to higher sales commissions earned by our direct sales force as a result of an increase in the number of units sold and the addition of several distribution subsidiaries not in operation during the three months ended March 31, 1999. Sales and marketing expenses as a percentage of net revenues were 17.6% in 2000 and 19.0% in 1999, reflecting improved operating leverage as our revenue base has grown. We expect that sales and marketing expenses in dollars will continue to increase in the future as we expand our global distribution and introduce new products.



      GENERAL AND ADMINISTRATIVE. General and administrative expenses increased $491,000, or 79.4%, to $1.1 million in 2000 compared to $618,000 in 1999. As a percentage of net revenues, general and administrative expenses increased from 5.2% in 1999 to 7.6% in 2000. These increases were due to increased staffing and personnel-related costs incurred to manage and support our growth, the addition of several distribution subsidiaries not in operation during the three months ended March 31, 1999, the associated costs related to the reincorporation of the Company, the development of the Employee Stock Option Plan and a research and development tax study. We expect general and administrative expenses to increase in dollars as we continue to expand our human resources and accounting staff, add infrastructure and incur additional costs related to being a public company, including directors' and officers' insurance, investor relations programs and increased professional fees.



      RESEARCH AND DEVELOPMENT. Research and development expenses increased $512,000, or 16.6%, to $3.6 million in 2000 compared to $3.1 million in 1999. As a percentage of net revenues, research and development expenses decreased from 26.0% in 1999 to 24.7% in 2000. The increase in 2000 was due to increased staffing and the related personnel costs incurred for late-stage testing of our new product introductions, including APEX III, BioTOF II, esquire3000, MAP II/8 and OmniFLEX, in March 2000.

      PATENT LITIGATION COSTS. Patent litigation costs were $303,000 in 2000 compared with $538,000 in 1999 all resulting from our ongoing litigation with Finnigan. We may incur additional litigation costs in 2000.



      INTEREST EXPENSE, NET. Interest expense decreased $165,000, or 61.6%, to $103,000 in 2000 compared to $267,000 in 1999. The decrease related to a significant reduction of our short-term borrowing with our German lines of credit. The interest expense is the result of our long and short-term borrowings from banks in the United States and Germany.



      INCOME FROM DISCONTINUED OPERATIONS, NET OF INCOME TAXES. Income from discontinued operations net of income taxes decreased $53,000, or 59.1%, to $37,000 in 2000 compared to $90,000 in 1999. Income from discontinued operations is related to the disposal of our infrared sales group in March 2000.



Year Ended December 31, 1999 Compared to Year Ended December 31, 1998



      PRODUCT REVENUE. Total product revenue increased $20.4 million, or 51.0%, to $60.6 million in 1999 compared to $40.2 million in 1998. Product revenue via affiliated distributors increased $0.5 million, or 5.1%, to $10.3 million in 1999 compared to $9.8 million in 1998. The increase in product revenue in 1999 was fueled by strong demand for our life science products by existing customers as well as the addition of new customers. Additionally, $8.1 million of our 1999 substance detection and pathogen identification product revenue was due to the completion of a large non-recurring contract.



      OTHER REVENUE. Other revenue increased $2.1 million, or 98.6%, to $4.1 million in 1999 compared to $2.0 million in 1998. This increase was due to additional grant funding for early stage research and development from the German government and from the Advanced Technology Program of the National Institute of Standards and Technologies in the United States.



      COST OF PRODUCT REVENUE. Cost of product revenue increased $11.9 million, or 60.7%, to $31.6 million in 1999 compared to $19.7 million in 1998. The cost of product revenue as a percentage of product revenue was 52.2% in 1999 as compared to 49.0% in 1998. The increase in cost of product revenue was due to lower substance detection and pathogen identification product revenue, which tends to be large non-recurring contracts that have had historically lower cost of product revenue than our life science product revenue and the cost of increasing manufacturing capacity. We are seeking to improve our gross margin by developing new, more integrated systems and higher margin consumables for the life science market. In addition, we have redesigned our next generation systems to reduce the cost of product revenue.



      SALES AND MARKETING. Sales and marketing expenses increased $3.9 million, or 52.6%, to $11.3 million in 1999 compared to $7.4 million in 1998. As a percentage of net revenues, sales and marketing expenses remained relatively consistent. The increase was due to sales commissions and bonuses earned by our direct sales force as a result of an increase in the number of units sold and the expansion of our global distribution capabilities. The increase was also due to an increase in sales personnel and the associated recruiting, training, travel, commissions and office space costs necessary to support a larger sales organizaiton.



      GENERAL AND ADMINISTRATIVE. General and administrative expenses increased $1.2 million, or 54.2%, to $3.4 million in 1999 compared to $2.2 million in 1998. The increases were due to increased staffing and personnel related costs incurred to manage and support our growth and the costs associated with the incorporation of our foreign subsidiary offices.

As a percentage of net revenues, general and administrative expenses remained relatively consistent. We expect general and administrative expenses in dollars to increase as we continue to expand our human resources and accounting staff, add infrastructure and incur additional costs related to being a public company, including directors' and officers' insurance, investor relations programs and increased professional fees.



      RESEARCH AND DEVELOPMENT. Research and development expenses increased $2.1 million, or 16.0%, to $15.1 million in 1999 compared to $13.0 million in 1998. As a percentage of net revenues, research and development decreased to 23.4% as compared to 30.9%. The increase in dollars in 1999 was due to increased staffing and the related personnel costs incurred for late stage testing of our new product introductions, including APEX III, BioTOF II, esquire3000, MAP II/8 and OmniFLEX, in March 2000. These increased expenses represented a lower percentage of revenue due to the significant increase in revenues during fiscal 1999.



      PATENT LITIGATION COSTS. Patent litigation costs were $538,000 in 1999. This increase reflects a revised estimate of our legal costs associated with our intellectual property litigation. We may incur additional litigation costs in 2000, primarily due to the Finnigan litigation.



      INTEREST EXPENSE, NET. Interest expense increased $7,000, or 0.8%, to $908,000 in 1999 compared to $901,000 in 1998. The interest expense is the result of our long and short-term borrowings from banks in the United States and Germany.



      PROVISION FOR INCOME TAXES. Provision for income taxes was $987,000 in 1999 compared to $0 in 1998. The effective tax rate in 1999 was 53.0% which reflected a blended tax rate from the various countries in which we operate. In 1999, we benefited from utilization of tax loss carryforwards in Germany. In the United States, we were unable to recognize a tax benefit on our loss. There was no income tax expense in 1998 as a result of the loss for the year.



      INCOME FROM DISCONTINUED OPERATIONS, NET OF INCOME TAXES. Income from discontinued operations net of income taxes decreased $10,000, or 2.6%, to $373,000 in 1999 compared to $383,000 in 1998. Income from discontinued operations is related to the disposal of our infrared sales group in March 2000.



Year Ended December 31, 1998 Compared to Year Ended December 31, 1997



      PRODUCT REVENUE. Total product revenue decreased $9.0 million, or 18.5%, to $40.2 million in 1998 compared to $49.2 million in 1997. Product revenue via affiliated distributors decreased $4.5 million, or 31.2% to $9.8 million in 1998 compared to $14.3 million in 1997. The decrease in product revenue in 1998 compared to 1997 was due to the completion of a significant non-recurring substance detection and pathogen identification contract in 1997 and insufficent global distribution capabilities to meet the demand for our life science products. The growth in revenue of our life science products did not entirely offset this decrease.



      OTHER REVENUE. Other revenue increased $171,000, or 9.1%, to $2.0 million in 1998 compared to $1.9 million in 1997. This increase was due to additional grant funding for early-stage research and development grants from the German government and from the Advanced Technology Program of the National Institute of Standards and Technologies in the United States.



      COST OF PRODUCT REVENUE. Cost of product revenue decreased $4.8 million, or 19.8%, to $19.7 million in 1998 compared to $24.5 million in 1997. The cost of product revenue as a percentage of product revenue was 49.0% in 1998 over 49.8% in 1997. The decrease in cost of product revenue is due to a shift in product mix and personnel and technological efficiencies that we introduced to improve the manufacturing process.



      SALES AND MARKETING. Sales and marketing expenses increased $257,000, or 3.6%, to $7.4 million in 1998 compared to $7.2 million in 1997. As a percent of net revenues, sales and marketing expenses increased from 14.0% in 1997 to 17.6% in 1998. This was a result of a corresponding decrease in revenues. Sales and marketing expenditures in dollars were consistent with those of the prior year.



      GENERAL AND ADMINISTRATIVE. General and administrative expenses increased $93,000, or 4.4%, to $2.2 million in 1998 compared to $2.1 million in 1997. As a percent of net revenues, general and administrative expenses increased from 4.2% in 1997 to 5.2% in 1998 as a result of adding incremental staffing to support our expected growth.



      RESEARCH AND DEVELOPMENT. Research and development expenses increased $3.8 million, or 42.4%, to $13.0 million in 1998 compared to $9.2 million in 1997. As a percent of net revenues, research and development expenses increased from 17.9% in 1997 to 30.9% in 1998 as a result of our strategic decision to increase our engineering and development personnel in order to continue developing new products and applications. The increase in expense as a percentage of revenues resulted from the corresponding decrease in revenues.



      PATENT LITIGATION COSTS. In 1997, we increased by $5.5 million, our reserve for all litigation costs we expected to incur in connection with our defense against Finnigan's patent infringement litigation, including appeals. In 1998, we did not increase our estimate for these costs.



      INTEREST EXPENSES, NET. Interest expense increased $158,000, or 21.2%, to $901,000 in 1998 compared to $743,000 in 1997. The interest expense is the result of our long and short-term borrowings from banks in the United States and Germany.



      PROVISION FOR INCOME TAXES. Due to the net loss in 1998, we had no provision for income taxes. In 1997, the effective tax rate was 82.1%, which reflects an increase in statutory rates due to a non-recurring tax assessment in Germany.



      INCOME FROM DISCONTINUED OPERATIONS, NET OF INCOME TAXES. Income from discontinued operations net of income taxes increased $175,000, or 83.6%, to $383,000 in 1998 compared to $209,000 in 1997. Income from discontinued operations is related to the disposal of our infrared sales group in March 2000.


Liquidity and Capital Resources


      Presently, we anticipate that our existing capital resources and the expected proceeds from this offering will meet our operating and investing needs through the end of 2001. Historically, we have financed our growth through a combination of cash provided from operations, debt financing and issuance of common stock. Cash provided from operating activities is our primary source of liquidity. We used $29,000 in cash flow for operations during the first quarter of 2000, generated $5.4 million during 1999, used $6.5 million in 1998 and generated $12.7 million in 1997.



      We used $260,000 of cash in the first quarter of 2000, $4.4 million in 1999, $2.9 million in 1998 and $3.9 million in 1997 for capital expenditures. Such capital expenditures were made to improve productivity and expand manufacturing capacity. We expect to continue to make capital investments focused on enhancing the efficiency of our operations and supporting our growth.



      In August 1999, we entered into a revolving line of credit with Citizens Bank in the United States in the amount of $2.5 million, of which $1.0 million was outstanding as of March 31, 2000. This line, which is secured by portions of our inventory, receivables and equipment in the United States, is used to support working capital and expires July 31, 2001. We also maintained revolving lines of credit in 1998 and 1999 of approximately $4.2 million and $6.2 million, respectively, with German banks, of which $1.6 million was outstanding as of March 31, 2000. Our German lines of credit are unsecured and are renewable in June 2000. We plan to renew these lines on substantially similar terms. In 1998 we raised $5.8 million from the issuance of our common stock which was used to acquire the stock of our affiliate, Bruker Daltonik GmbH.



      No material capital expenditure commitments were outstanding as of March 31, 2000. Our future capital uses and requirements depend on numerous factors, including our success in selling our existing products, our progress in research and development, our ability to introduce and sell new products, our sales and marketing expenses, our need to expand production capacity, costs associated with possible acquisitions, expenses associated with unforeseen litigation, regulatory changes, and competition and technological developments in the market.


Impact of Foreign Currencies


      We sell our products in many countries and a substantial portion of our sales and a portion of our costs and expenses are denominated in foreign currencies, especially in Euro. In the first quarter 2000 and 1999, the U.S. dollar strengthened against the Euro, and in 1998, the U.S. dollar strengthened against the German mark. In each case, this reduced our consolidated revenue growth rate, as expressed in U.S. dollars. In addition, the currency fluctuations resulted in a foreign currency translation gain of $647,000 in 1998, a loss of $1.5 million in 1999 and a loss of $481,000 in the first quarter of 2000, which are included as a component of accumulated other comprehensive income (loss) on our balance sheets.


      Historically, our realized foreign exchange gains and losses have not been material. Accordingly, we have not hedged our foreign currency position in the past. However, as we expand our sales internationally, we plan to evaluate our currency risks and we may enter into foreign exchange contracts from time to time to mitigate foreign currency exposure.

Inflation

      We do not believe inflation has had a material impact on our business or operating results during the periods presented.

Recent Accounting Pronouncements

      In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." The provisions of the statement require the recognition of all derivatives as either assets or liabilities in the statement of financial position and the measurement of those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Company is required to implement the statement in the first quarter of fiscal 2001. We do not believe that this new accounting standard will have a material impact on our financial statements.

                                    BUSINESS

Overview

      Bruker Daltonics is a leading developer and provider of innovative life science tools based on mass spectrometry. Our substantial investment in research and development allows us to design, manufacture and market a broad array of products intended to meet the rapidly growing needs of our diverse customer base. Our customers include pharmaceutical companies, biotechnology companies, agricultural biotechnology companies, molecular diagnostics companies, academic institutions and government agencies.


      Mass spectrometers are sophisticated devices that provide highly accurate molecular information. Our mass spectrometry-based systems often combine automated sample preparation robots, advanced mass spectrometry instrumentation, reagent kits and other disposable products used in conducting assays, or consumables, and bioinformatics software. Our systems offer integrated solutions for applications in multiple existing and emerging markets including genomics and proteomics, metabolic and biomarker profiling, drug discovery and development, molecular assays and diagnostics, molecular and systems biology and basic medical research.


      We market our life science systems both through our direct sales force and through strategic distribution arrangements with Agilent Technologies, PerkinElmer, Sequenom, MWG-Biotech and others. We are also a worldwide leader in supplying mass spectrometry-based systems for substance detection and pathogen identification in security and defense applications.

Industry Background


      We design our products to address the rapidly evolving needs of the life science industry. Public and private efforts to sequence the entire human genome have led to advances that are fueling further investment in the discovery and identification of single nucleotide polymorphisms, or SNPs, and other forms of genetic variation. These developments, combined with advances in combinatorial chemistry, which is the creation of libraries of chemical compounds, and in basic molecular biology and medical research, are spurring growth in the following rapidly developing and emerging areas:



     - PHARMACOGENOMICS, which compares the genetic information of an individual to the average human genome to predict the response of individual patients and patient populations to drugs;


     - PERSONALIZED MEDICINE, which seeks to apply inexpensive, rapid molecular diagnostic tests, or assays, to profile a patient's genetic composition and enable the prescription of individualized drug therapy;

     - PROTEOMICS, which involves the large-scale separation, identification and characterization of proteins in order to understand how proteins are created based on the information contained in genes;


     - NEW METHODS OF DRUG DISCOVERY, which are based on the rapid measurement, or high-throughput screening, of large numbers of small organic compounds synthesized through combinatorial chemistry against large numbers of disease pathways, or targets, identified by genomics and proteomics;



     - BIOMARKER DETECTION, OR BIO-BARCODING, which develops rapid and sensitive assays for a broad range of cell and tissue types for applications including infectious disease detection, human tissue assessment, the identification of specific agricultural characteristics and pathogen identification, even when the molecular mechanisms are not understood or the genomic sequence is not available; and

     - METABOLIC PROFILING, OR METABOLOMICS, which analyzes the levels of substances produced by the metabolism, or metabolites, present in a cell or in biological fluids to draw correlations between disease states, genetic modifications and variations in metabolite levels.


      In addition, increased levels of funding for basic medical research have fueled demand by universities, medical schools and government agencies for sophisticated bioanalytical systems, such as mass spectrometers. Funding has also increased for substance detection and pathogen identification systems for security and defense applications.

LIMITATIONS OF ALTERNATIVE LIFE SCIENCE TOOLS


      Many of the bioanalytical tools available today based on technologies other than mass spectrometry, including those described in the next paragraph, have significant limitations when used for applications including the detection of genetic variation, pharmacogenomics, proteomics, drug discovery and biomarker detection. These limitations include lack of throughput to accommodate the volume of analysis required, lack of automation, time-consuming sample preparation and insufficient accuracy of the resulting data. For example, the two leading methods traditionally used for DNA sequencing and expression profiling are electrophoresis and hybridization. The error rate of these techniques can increase the cost, complexity and time involved in completing more demanding analyses.



      Traditional protein science tools including Edman sequencing and two-dimensional gel separations are time consuming, relatively inaccurate and labor intensive. Additionally, many alternative life sciences tools can only be utilized by expert scientists. Other, newer bioanalytical tools, like biological chips that can be read by flourescence readers, may be highly automated. However, these instruments are often less flexible or less accurate than mass spectrometers. For other emerging applications including metabolic profiling and rapid biomarker detection, we believe there presently are no automated, sensitive and accurate alternative tools available other than mass spectrometry-based systems.


      Increasingly, life science companies are looking to solutions that address the limitations inherent in these alternative tools.

MASS SPECTROMETRY

      Mass spectrometers are devices for measuring the mass, or weight, of a molecule. Mass spectrometry systems employ an ionization source which creates charged molecules and a mass separation/detection component which separates these charged molecules on the basis of mass to detect their presence and quantity. Mass spectrometry has been used in physics and chemistry for over fifty years. Over the past fifteen years, mass spectrometry has emerged as a powerful research tool in the life sciences. For example, mass spectrometers can determine the identity, amount, structure, sequence and other biological properties of small molecules, like drug candidates and metabolites, as well as large biomolecules, like proteins or DNA.

      While highly accurate, mass spectrometers historically have been limited by the time and skill required to prepare samples, conduct each measurement and analyze the data.

Our Solutions

      Our product lines integrate sophisticated mass spectrometers with automated sample preparation and measurement, and, where appropriate, bioinformatics software to address many of the bioanalytical and bioinformatics needs of the life sciences industry across a broad range of applications. Our products have particular application to:

     - genetic variation analysis, including such evolving areas as pharmacogenomics and personalized medicine;

     - proteomics;

     - metabolomics;

     - drug discovery based on high-throughput screening and combinatorial chemistry; and

     - drug development.


      Automated high-throughput mass spectrometry systems offer significant advantages over other bioanalytical tools, including Edman sequencing and two-dimensional gel separations, in these emerging and rapidly changing markets. Our automated systems allow our customers to generate and evaluate large volumes of accurate, high-quality data on a cost-effective basis. We believe that this enhanced throughput and high-quality data improves our customers' ability to apply bioinformatics to validate lead disease pathways, or targets, understand disease pathways and analyze lead compounds. Our customers also use our products in molecular biology and other basic medical research. In addition, our automated, integrated mass spectrometry technology forms the basis of our substance detection and pathogen identification products used in security and defense markets.


      Our life science systems are based on four core mass spectrometry technologies. Building on these core technologies, we offer a wide range of systems that address key analytical needs in multiple applications across the life sciences industry. We believe that our products offer the following advantages to our customers:

      HIGH DEGREE OF AUTOMATION. Our automated sample preparation and measurement technology and sophisticated bioanalytic software allow our customers to process high sample volumes with reduced reliance on highly-trained scientific personnel.


      INTEGRATED SOLUTIONS. We provide our customers with complete bioanalytical solutions by integrating our mass spectrometry products with sample preparation technology that conditions samples before they are analyzed, or front-end sample preparation, purification and separation methods that clean and separate components of sample mixtures, chemicals and other disposable materials used in conducting tests and bioinformatics software that interprets and analyzes data after it has been generated.



      ACCURATE RESULTS. Our automated mass spectrometry systems generate large volumes of highly accurate data with the selectivity and sensitivity our customers demand. The high sensitivity of our products enables our customers to pursue miniaturization and analysis of smaller samples. The accuracy of the results reduces the need for repeat analysis to eliminate errors.


      INCREASED PRODUCTIVITY. Our high-throughput products are designed to allow our life science customers to increase productivity by generating more results in a shorter time period.

      COST EFFICIENCY. We have achieved performance advances with our products that are designed to result in increased information per analysis at a significantly lower cost per analysis for our customers.

Our Strategy

      Our strategy is to continue to be a leading provider of mass spectrometry and related systems for use in life sciences, as well as in substance detection and pathogen identification. Key elements of our strategy include:


      PROVIDE A BROAD ARRAY OF TOOLS FOR A WIDE RANGE OF APPLICATIONS. In life sciences, our strategy is to offer a broad range of products that provide integrated solutions including sample preparation, sample analysis and data interpretation for applications in existing and emerging life science markets. Our longer term strategy is to expand our enabling life science tools beyond our current mass spectrometry-based product lines, and to extend our position as a leading provider of biological mass spectrometers to related bioinformation business opportunities. We plan to selectively evaluate new life science markets to which we may apply our core technologies and to continue to develop and market our mass spectrometry systems for substance detection and pathogen identification.


      DEVELOP NEW PLATFORMS, ENHANCED PRODUCTS AND NEW APPLICATIONS. We plan to continue our substantial investment in internal research and development. As a result of this investment, in the past year we introduced an entirely new technology platform, four next generation mass spectrometers, two new consumable product lines and two bioinformatics software packages. We expect our collaborations with key industrial and academic customers to continue to play a strategic role in our research and development efforts and to assist us in identifying and anticipating opportunities for enhanced products and emerging applications.


      BUILD ALLIANCES AND PURSUE ACQUISITIONS. We plan to continue to co-develop selected products with strategic partners, especially when these alliances expand our product lines and extend our marketing reach. As an example, our collaboration with Agilent recently resulted in the introduction of two ion trap instruments designed to be installed on top of a laboratory bench. We also intend to pursue strategic acquisitions to extend our technology base. For example, in the past year, we acquired ProteiGene and Viking to expand our biomarker and substance detection technologies, respectively.


      GENERATE RECURRING REVENUE. Our consumables and product service and support provide an opportunity to generate recurring revenue. We seek to develop additional consumables which enhance the ease of use and productivity of our tools. For example, our reagents and assay kits make sample preparation easier for our customers. We seek to increase recurring revenue from post-warranty service to our growing industrial customer base as well as from training and applications support.

      DEVELOP AND EXPAND OUR BIOINFORMATION BUSINESS. We intend to expand our presence in the bioinformation field through our wholly-owned subsidiary, ProteiGene. We expect to create proprietary databases which our customers can access by paying subscription fees, to collaborate in drug discovery with customers in return for milestone and product royalty payments, and to offer paid-for technology access partnerships to life science companies. We intend to deploy our automated high-throughput mass spectrometry-based discovery tools in an industrial-biology information production operation.


      LEVERAGE OUR INTELLECTUAL PROPERTY. We expect to continue to pursue an intellectual property strategy of obtaining extensive patent protection. As of May 26, 2000, we owned or exclusively licensed 79 issued U.S. patents and 27 pending U.S. patent applications as well as 108 issued foreign patents and 75 pending foreign patent applications. We believe that maintaining extensive intellectual property rights allows us to maintain a competitive advantage through protecting access to key technologies. Where appropriate, we may pursue an active licensing program to generate recurring revenue.

Our Products

MASS SPECTROMETRY

      We base our life science solutions on four core mass spectrometry technology platforms which include:

     - matrix-assisted laser desorption ionization, or MALDI, time-of-flight mass spectrometry;

     - electrospray ionization, or ESI, time-of-flight mass spectrometry;


     - Fourier transform mass spectrometry; and


     - ion trap mass spectrometry.


      Time-of-Flight Mass Spectrometers measure mass based on the time it takes for charged molecules to travel from the ionization source to the detection component. With the ability to analyze as many as 20,000 samples per day, these mass spectrometers currently have the highest sample throughput and can analyze the broadest range of masses of any mass spectrometer for use in the fields of genomics and proteomics. Our time-of-flight mass spectrometry solutions make full use of this potential for increased speed by automating various steps of the analysis. Our time-of-flight solutions combine high sensitivity, accuracy and throughput to generate large volumes of accurate raw data for SNP detection and proteomics.


      Our life science tools include both MALDI and ESI time-of-flight instruments.


      MALDI TIME-OF-FLIGHT MASS SPECTROMETERS utilize an ionization process to analyze solid samples using a laser that combines large volume sample throughput with high mass range and significant sensitivity. Our MALDI time-of-flight mass spectrometers are useful for (a) SNP analysis; (b) genotyping; (c) personalized medicine; (d) forensics; (e) proteomics and protein function analysis; (f) drug discovery and development; and (g) fast cell and tissue biomarker detection. We offer three MALDI time-of-flight instruments:



      REFLEX III-TM-. Our top-of-the-line MALDI time-of-flight instrument offers modular flexibility that allows various configurations in the research laboratory and automated sampling combined with high sensitivity, resolution and accuracy.


      BIFLEX III-TM-. The BIFLEX III provides high-end performance with high throughput for industrial biology and drug discovery applications. Sequenom uses this system in its industrial genomics MassArray system, and MWG-Biotech is integrating it into a medium-throughput SNP detection system.


      OMNIFLEX-TM-. Our first MALDI time-of-flight instrument which can be installed on a laboratory bench can be used in general-purpose mass spectrometry laboratories. We introduced this product in March 2000. The OmniFLEX combines sensitivity, resolution and accuracy, for a wide variety of routine and higher-end applications, with a lower price than our other two products described above. We co-market this product with PerkinElmer.



      These products utilize our proprietary AnchorChip microarrays which prepare samples for analysis. These microarrays employ patented microfluidics technology that improves sensitivity and reduces analysis time per sample by concentrating the sample in a defined location.



      ESI TIME-OF-FLIGHT MASS SPECTROMETERS utilize an ionization process to analyze liquid samples. This process, which does not destroy the sample, allows for rapid data acquisition and analysis of large biological molecules. ESI time-of-flight mass spectrometers are useful for (a) identification, protein analysis and functional complex analysis in proteomics and protein function; (b) molecular identification in metabolomics and drug metabolite analysis; (c) combinatorial chemistry high-throughput screening, or HTS; and
(d) fast liquid chromatography mass spectrometry, or LC/MS, in drug discovery and development.



      BIOTOF II-TM-. We introduced our BioTOF II in March 2000. Our system offers higher mass resolution and improved mass accuracy than we believe is currently achievable with other commercial ESI time-of-flight systems.


      FOURIER TRANSFORM MASS SPECTROMETERS utilize high-field superconducting magnets to offer the highest resolution, selectivity and accuracy currently achievable in mass spectrometry. Our systems based on this technology often eliminate the need for time-consuming separation techniques in complex mixture analyses. In addition, our systems can fragment molecular ions to perform exact mass analysis on all fragments to determine molecular structure. Fourier transform mass spectrometers are useful for (a) the study of the structure and function of biomolecules including proteins, DNA and natural products;
(b) complex mixture analysis including combinatorial libraries;
(c) high-throughput proteomics and metabolomics; and (d) high-throughput drug screening.

      APEX III-TM-. Our APEX III product line offers a choice of four magnetic field strengths. An increase in field strength improves resolution, selectivity and accuracy. These products allow a wide range of research capabilities while maintaining simplicity of operation. Our recent software and automation developments allow us to offer high-throughput, easy-to-use systems.

      ION TRAP MASS SPECTROMETERS measure all ions simultaneously which improves sensitivity relative to older quadrupole mass spectrometers. Ion trap mass spectrometers are useful for (a) sequencing and identification based on structural analysis; (b) quantitative liquid chromatography mass spectrometry;
(c) identification of combinatorial libraries; and (d) generally enhancing the speed and efficiency of the drug discovery and development process.

      ESQUIRE3000-TM-. Our esquire3000 ion trap mass spectrometer combines our patented ion trap technology with ion source and liquid chromatography technology from Agilent. It offers performance benefits over other ion trap systems, including software integration with Agilent separation systems, faster scan rates, higher sensitivity, a wider mass range and a simple Windows NT user interface. We also manufacture a related product, the LC/MSD-trap, which is distributed by Agilent.

CONSUMABLES

      We sell consumables for processing, purifying and preparing samples prior to mass spectrometric analyses. Additionally, our systems for substance detection and pathogen identification use consumables for sample collection. Consumables will provide an increasing recurring revenue stream as our installed systems base grows. Our consumables include:


Product                                Description
-------------------------------------  ------------------------------------------------------------
AnchorChips                            Microarrays that prepare samples and increase the
                                       sensitivity of MALDI analysis, improve automation and
                                       minimize reagent consumption

GenoPureDS kit                         Purifies DNA prior to mass spectrometric analysis

GenoPureOligo kit                      Purifies oligonucleotides, or DNA fragments, prior to
                                       analysis

Silicon wheels                         Sample collection device for substance detection

Quartz tubes                           Sample processing device for pathogen identification

Dryers and filters                     Air dryers and filters for our ion mobility spectrometers


AUTOMATION AND SEPARATION PRODUCTS, TRAINING AND SERVICES

      We sell a broad array of related products and services with our initial system sales and during a product's lifetime. For substance detection systems, we have developed training products, including complete system simulator installations. We offer post-warranty service on either a pre-paid or per-call basis and sell repair and replacement parts for our growing installed systems base. Our related products include:


Product                                Description
-------------------------------------  ------------------------------------------------------------
Reconnaissance Simulator               Training system that instructs users how to identify areas contaminated with toxic substances

MM-1 Trainer                           Training product for the operation of our mass spectrometer

HP1100 and 3D-CE                       Products that condition samples for mass spectrometric
                                       analysis that are produced by Agilent Technologies, Inc. and sold by us

MAP II and II/8                        Robots based on technology owned by Gilson Inc. that prepare samples for analysis by our MALDI instruments

AutoXecute                             Automation software that allows our time-of-flight systems to analyze samples automatically


BIOINFORMATICS AND SOFTWARE

      We have introduced automated control software to integrate separation devices and robotics into our solutions. In addition, we provide bioinformatics software to generate useable information from large volumes of raw data. Finally, we offer intuitive data acquisition and analysis software on a Windows NT platform to make our systems accessible to non-experts. Our related products include:

Product                                Description
-------------------------------------  ------------------------------------------------------------
HyStar NT                              Liquid chromatography mass spectrometry software to control
                                       Agilent and Waters liquid chromatography systems, Gilson
                                       robots, and the operation of an integrated liquid
                                       chromatography/nuclear magnetic resonance/mass spectrometry system

BioTools                               For biomolecule identification and sequencing

Mascot                                 Fast, automated web-enabled protein identification from
                                       protein databases--purchased from Matrix Science

AGCTools                               Interpretation software for DNA mass spectra for SNPs or
                                       other genetic variation

PolymerTools                           Interpretation software for mass spectra for synthetic
                                       polymer parameters

QuantAnalysis                          Software for quantification of metabolites and substances

SUBSTANCE DETECTION AND PATHOGEN IDENTIFICATION

      We sell a wide range of portable analytical and bioanalytical detection systems and related products. Our customers use these devices for nuclear, biological pathogen and chemical defense applications, anti-terrorism, law enforcement and process and facilities monitoring. Our substance detection and pathogen identification products use many of the same technology platforms as our life sciences products. For example, we developed our esquire products using the same ion trap technology used in our chemical and biological mass spectrometers. We also provide integrated, comprehensive detection suites which include our multiple detection systems, consumables, training and simulators. Our related products include:

Product                                Description
-------------------------------------  ------------------------------------------------------------
MM-1                                   Mobile mass spectrometer for automatic detection of chemical substances

CBMS                                   Mobile ion trap mass spectrometers for automated
                                       classification of biological pathogens and identification of chemical agents

RAID-16 and RAID-S                     Portable and stationary automated ion mobility detectors for chemical agents detection

SPME-RAID                              Trace detector for explosives

EM640 Series                           Transportable mass spectrometers for emergency response

Viking 573                             Portable gas chromatography mass spectrometer for law
                                       enforcement

RAPID II                               Long-range infrared detector for chemical substance clouds

SVG-2                                  Solid-state radiation detector

NIGAS                                  Non-intrusive neutron activation detector for chemical
                                       component analysis in closed containers

Research and Development

      PRODUCT AND APPLICATIONS DEVELOPMENT. We commit substantial capital and resources to internal and collaborative research and development in order to provide innovative life science solutions to our customers. The following are a few examples of our recent research and development accomplishments:

     - After a four-year development effort, we created a new technology platform for orthogonal time-of-flight mass spectrometry. In March 2000, we offered our second generation product derived from this ESI time-of-flight platform, the BioTOF II;


     - In March 2000, we introduced various next-generation systems based on our existing mass spectrometry technology platforms including the Apex III Series Fourier transform mass spectrometer, the esquire3000 ion trap mass spectrometer, the OmniFlex MALDI time-of-flight mass spectrometer and the MAP II/8 sample preparation robot. These new systems typically had two-year development and engineering cycles. These products have fewer parts, lower production costs and improved price/performance ratios;


     - We have recently commercialized our AnchorChip microarrays. These products incorporate our patented microfluidics technology which achieves greater sensitivity in MALDI analyses; and

     - We developed our ion source, known as ZeroAdjust Nanospray-TM-, to solve ease of use and throughput constraints associated with traditional ESI sources at ultra low flow rates. This development increases throughput for proteomic applications.


      GRANTS. Historically, we have been the recipient of various government grants. We recently completed a five-year Advanced Technology Program grant from the National Institute of Standards and Technology for the development of a Mass Tag DNA Diagnostic Mass Spectrometer. We also currently have six ongoing, multi-year research grants from the German Federal Government for the development of new spectrometers and new applications for analysis. We have generally retained at least non-exclusive rights to any items or improvements we develop under these grants. The U.S. government generally retains the right to use technology developed under grants. The German government requires that we use and market technology developed under grants in order to retain our rights to the technology.


Customers

      We have a broad and diversified global life science customer base that included over 400 customers at December 31, 1999. Our life science customers accounted for approximately 60% of our net revenue in 1999. Our life science customer base includes pharmaceutical, biotechnology, agricultural biotechnology, molecular diagnostics and fine chemical companies, as well as commercial laboratories, university laboratories, medical schools and other not-for-profit research institutes and government laboratories. We sell our substance detection and pathogen identification products and services to defense departments and law enforcement and emergency response professionals. In fiscal 1999, our substance detection and pathogen identification customers represented approximately 40% of our net revenue.

      During 1998 and 1999, the U.S. Department of Defense Edgewood Chemical Biological Center accounted for 12% and 13%, respectively, of our net revenue and the South Korean government (through its prime contractor Daewoo Heavy Industries) accounted for 18% and 15%, respectively, of our net revenue. Our production contract with the U.S. Department of

Defense Edgewood Chemical Biological Center ended on March 31, 2000, and we do not currently anticipate that our net revenue attributable to either of these customers will account for greater than 10% of our net revenue in 2000.

Strategic Collaborations

      We have several key technical collaborations and alliances for the development and distribution of new or existing products. These collaborations include:

      AGILENT TECHNOLOGIES. In 1996, we commenced a collaboration with Agilent Technologies (formerly Hewlett Packard) to develop and distribute ion trap liquid chromatography mass spectrometry instrumentation. We manufacture and distribute our esquire3000 product, and we jointly manufacture a related ion trap product for distribution by Agilent. Under our agreement with Agilent, neither party can conduct joint ion trap development with any other party and each party can distribute its products without restriction.

      PERKINELMER INSTRUMENTS. In March 2000, we began our alliance with PerkinElmer to leverage PerkinElmer's global distribution capability to co-market our OmniFlex time-of-flight products. We believe this alliance will advance expansion into new markets, including pharmaceutical drug development, protein, peptide and oligonucleotide product quality control, synthetic polymer manufacturing, and quality testing in the food and beverage industries.

      SEQUENOM. In 1997, we began an alliance with Sequenom to develop industrial genomics tools for high-throughput SNP analysis. Our BIFLEX III is the basis for a co-labeled system called SpectroScan-TM- which is an important component of the Sequenom MassARRAY system. Each party owns the rights to any developments it makes under this collaboration.

      MWG-BIOTECH. In 1999, we began our alliance with MWG-Biotech to co-develop an integrated system for SNP analysis, including reagent kits, high-volume sample preparation systems and our BIFLEX III, MALDI time-of-flight system. The National Institute of Standards has selected this system to help establish a standard SNP database laboratory. Each party owns any developments it makes under this collaboration.


      We have a number of other collaborations, including collaborations with Matrix Sciences and Variagenics for technology enhancements. We recently expanded our collaboration with Variagenics to combine our technologies into an integrated system used by Variagenics and its pharmaceutical partners to identify genetic variances. We own all developments we make under these collaborations.


Sales and Marketing

      MARKETING ACTIVITIES. Our primary marketing theme is "Enabling Life Science Tools Based on Mass Spectrometry." We emphasize our solutions and technology platforms rather than simply the provision of instruments. We pursue an active marketing program through a large number of activities throughout the year. Our key marketing vehicles include trade shows, advertising, our website, newsletters and related activities.

      DIRECT SALES CHANNELS. During the last three years, we have committed significant resources to upgrade and expand our direct sales force and our distribution channels worldwide. We have direct sales coverage throughout most of the European Union, North America and much of the Pacific Rim. During the past three years, we have hired and trained more than forty professional technical sales staff for direct sales and marketing activities.

      We have well-equipped application and demonstration facilities and qualified application personnel who assist customers and provide product demonstrations in specific application areas. We maintain our primary demonstration facilities in the United States (Massachusetts and California), Germany (Bremen and Leipzig), the United Kingdom and Japan. Demonstration systems and applications scientists are also available in Australia, France, Italy and Switzerland.

      INDIRECT SALES CHANNELS. We have various international distributors and independent sales representatives, including in the countries of South Korea, Portugal and Israel and in the regions of Latin America and Eastern Europe. We have adopted a distribution business model where we engage in strategic distribution alliances with other companies to address certain market segments. Our primary distribution alliances are:

     - We manufacture for Agilent an ion trap mass spectrometer, which they incorporate into their liquid chromatography mass spectrometry systems for distribution into various industrial markets.

     - We sell high-throughput MALDI time-of-flight mass spectrometers through Sequenom into emerging industrial genomics markets for high-throughput SNP analysis.

     - We sell BIFLEX MALDI time-of-flight mass spectrometry systems through MWG-Biotech for DNA/RNA applications, including SNP detection.

     - We recently began co-marketing our OmniFLEX MALDI time-of-flight mass spectrometers with PerkinElmer in a variety of industrial market segments.

Sales Cycle and Backlog

      The typical sales cycle for our life science systems is three to six months for most product lines. However, the cycle can be in excess of a year when a customer must budget the product into an upcoming fiscal year. Substance detection and pathogen identification products can have multi-year sales cycles for large production contracts.


      We typically ship ordered products within twelve months after receipt of the order. At March 31, 1999 and 2000, we had approximately $31.7 million and $39.1 million, respectively, in orders which had not yet been shipped and accepted by the customer.


Manufacturing

      We manufacture and test the majority of our products in our three principal ISO 9001 registered manufacturing facilities located in the United States and Germany. We have considerable manufacturing flexibility at our various facilities, and each facility can manufacture multiple products at the same time. We maintain in-house key manufacturing know-how, technologies and resources. Our facilities incorporate environmental chambers, CE mark compliance test centers, clean room manufacturing for vacuum components, licensed facilities for handling closed radioactive sources, computer-aided laser cutting and vacuum welding. We maintain multiple suppliers for key components that are not manufactured in-house.

Intellectual Property


      Our intellectual property consists of patents, copyrights, trade secrets, know-how and trademarks. Protection of our intellectual property is a strategic priority for our business. As of May 26, 2000, we owned or exclusively licensed 79 issued U.S. patents and 27 pending U.S. patent applications as well as 108 issued foreign patents and 75 pending foreign patent applications. We have exclusively licensed three patents, which cover time-of-flight mass spectrometry with improved resolution and accuracy, from Indiana University.

      We believe our owned and licensed patent portfolio provides us with a competitive advantage. This portfolio permits us to maintain access to a number of key technologies. We license our owned patent rights where appropriate. We will enforce our patent rights against infringers if necessary.

      The patent positions of life science tool companies involve complex legal and factual questions. As a result, we cannot predict the enforceability of our patents with certainty. In addition, we are aware of the existence from time to time of patents in certain countries which, if valid, could impair our ability to manufacture and sell our products in these countries.

      We also rely upon trade secrets, know-how, trademarks, copyright protection and licensing to develop and maintain our competitive position. We generally require the execution of confidentiality agreements by our employees, consultants and other scientific advisors. These agreements provide that all confidential information made known during the course of a relationship with us will be held in confidence and used only for our benefit. In addition, these agreements provide that we own all inventions generated during the course of the relationship.

      We are a party to various government contracts. Under some of these government contracts, the government may receive license or similar rights to intellectual property developed under the contract. However, under government contracts we enter we receive no less than non-exclusive rights to any items or technologies we develop.

Scientific Advisory Board

      We have established an international Scientific Advisory Board to advise us on strategic research and development and strategic marketing issues. The members of the Board include:

     - Jean Futrell, Ph.D., Director of the Department of Energy's Environmental Molecular Sciences Laboratory in Richmond, Washington; former Chairman of Chemistry and Biochemistry at the University of Delaware.

     - Steven A. Hofstadtler, Ph.D., Director of Drug Discovery Technology, ISIS Pharmaceuticals, Inc., Carlsbad, California.

     - Joachim R. Wesener, Ph.D., Head of Mass Spectrometry at Bayer Central Research, Leverkusen; Board Member of German Society for Mass Spectrometry.

     - Professor Helmut Meyer, University of Bochum, Germany; President of Protagen AG, Bochum, Germany.

     - Professor Peter Derrick, University of Warwick, United Kingdom; Director of University of Warwick's Institute for Mass Spectrometry; Professor and Chairman of the Department of Chemistry.

     - Gunther Heinrich, Ph.D., CEO and President of EPIDAUROS AG, Bernried, Germany.

      We provide members of our Scientific Advisory Board a fee of $6,000 per year and options at fair market value for 1,500 shares of our common stock. These options vest in equal annual increments over the course of their three-year tenure. We also reimburse Scientific Advisory Board members for expenses reasonably incurred related to the services they provide us.

Competition


      Our markets are highly competitive, and we expect the competition to increase. Currently, we compete with a variety of companies that offer mass spectrometry-based systems along each of our product lines. These competitors include PE Biosystems,

Amersham Pharmacia Biotech, Waters Corporation, ThermoElectron Corporation and Hitachi. We also compete with other companies that provide analytical tools based on other technologies. We believe that the principal competitive factors in our markets are technological applications expertise, product functionality, marketing expertise, distribution capability, proprietary patent portfolios, cost and cost effectiveness.


      Our existing products and any products that we develop may compete in multiple, highly competitive markets. Many of our potential competitors in these markets have substantially greater financial, technical and marketing resources than we do. They may offer or succeed in developing products that would render our products or those of our strategic partners obsolete or noncompetitive. In addition, many of these competitors have significantly greater experience in the life sciences market. Our ability to compete successfully will depend on our ability to develop proprietary products that reach the market in a timely manner and are technologically superior to and/or are less expensive, or more cost effective, than other currently marketed products. Current competitors or other companies may possess or develop technologies and products that are more effective than ours. Our technologies and products may be rendered obsolete or uneconomical by technological advances or entirely different approaches developed by one or more of our competitors.

Employees


      As of May 26, 2000, we employed over 400 full-time employees, with approximately 80 employees in the United States and more than 320 employees located primarily in Europe. Over 100 of these employees hold doctorates in biology, chemistry or physics.


Facilities

      Our three principal facilities incorporate manufacturing, research and development, application and demonstration, marketing and sales and administration functions. These are:

     - a leased 25,000 square foot facility in Billerica, Massachusetts;

     - an owned 50,000 square foot facility in Bremen, Germany; and

     - an owned 50,000 square foot facility in Leipzig, Germany.

      We lease additional centers for sales, applications and service support in Fremont, California; Coventry, United Kingdom (Bruker Daltonics Ltd.); Wissembourg, France (Bruker Daltonique S.A.); Stockholm, Sweden (Bruker Daltonics Scandinavia A.B.); Faellanden, Switzerland (Bruker Daltonics GmbH); Tsukuba, Japan (Nihon Bruker Daltonics K.K.); Beijing, People's Republic of China and Taipei, Taiwan.

Government Regulation

      We possess low-level radiation licenses for our facilities in Billerica, Massachusetts and Leipzig, Germany. Some of our products, particularly in the detection area, are subject to enhanced levels of export controls from the United States and Germany. Apart from these two areas, we are not subject to direct governmental regulation other than the laws and regulations generally applicable to businesses in the jurisdictions in which we operate.

Legal Proceedings

FINNIGAN LITIGATION

      Since December 31, 1996, we have been involved in patent litigation with a competitor, Finnigan, a subsidiary of ThermoQuest and an indirect subsidiary of Thermo Electron.

      INTERNATIONAL TRADE COMMISSION INVESTIGATION AND APPEAL. In January 1997, Finnigan filed a complaint with the United States International Trade Commission alleging that our esquire mass spectrometer products which are based on our ion trap technology and a related product sold by our strategic partner, Agilent (formerly a division of Hewlett Packard), infringe Finnigan's U.S. Patents No. 4,540,884, or the `884 patent, and U.S. Patent Re. 34,000, or the `000 patent. In February 1998, an administrative law judge initially found that some claims of the `884 patent were not infringed, some claims of the `884 patent were invalid, and that the `000 patent was invalid. In April 1998, the Commission issued a final determination confirming the initial determination. Finnigan appealed the determination for the `884 patent only to the Court of Appeals for the Federal Circuit. In June 1999, this appeals court reversed the finding of invalidity of some claims of the `884 patent, but affirmed that our products did not infringe the `884 patent. The impact of this decision was to leave in effect the order of the Commission denying Finnigan the relief it sought.

      PATENT INFRINGEMENT ACTION BY FINNIGAN IN UNITED STATES DISTRICT
COURT. In December 1996, Finnigan brought suit in the United States District Court for the District of Massachusetts alleging that our esquire series of mass spectrometer products and a related product marketed by Agilent infringe two claims of the `000 patent and one claim of the `884 patent. We have filed two motions for summary judgment. One motion seeks a ruling that the claim of the `884 patent is not infringed. The other seeks a ruling that the `000 patent is invalid. Finnigan has opposed these motions for summary judgment and cross-moved for summary judgment that the claim of the `884 patent covers the method of operation of our esquire mass spectrometers and the related Agilent product. A hearing on these motions is expected in June 2000.


      OUR ANTITRUST ACTION AGAINST FINNIGAN AND OTHERS IN UNITED STATES DISTRICT COURT. In May 1997, we filed a complaint in the United States District Court for the District of Massachusetts alleging antitrust violations against Finnigan, ThermoQuest and Thermo Instruments, another subsidiary of ThermoElectron, based on Finnigan's actions in connection with several of its patents. In January 2000, Finnigan filed a motion to dismiss. We have opposed this motion. A hearing was held in May 2000 on the motion to dismiss. The court has not yet rendered a ruling on this motion.



      PATENT INFRINGEMENT ACTION BY FINNIGAN IN THE FEDERAL COURT IN DUSSELDORF, GERMANY. In March 1999, Finnigan brought suit in Federal Court in Dusseldorf, Germany alleging that our esquire series of mass spectrometer products and the related Agilent product infringe three Finnigan European patents. The court retained the claims alleging infringement in Germany but, on jurisdictional grounds, transferred the claims alleging infringement in the United Kingdom, France, Sweden and Switzerland to the Federal Court in Hamburg. In January and February 2000, the Dusseldorf court held hearings on the infringement actions. In March 2000, the court issued rulings that distribution and delivery of our esquire series of products and of the related Agilent product for use in Germany infringe two Finnigan patents. The court ordered us and Agilent to pay damages in an amount to be determined and stayed its consideration of the third patent pending the outcome of a nullity action we brought concerning the third patent. On May 8, 2000, we filed an appeal of this ruling. Under the court's order, if Finnigan elects to post a required bond, we and Agilent will be prevented from selling our ion trap devices in Germany. Finnigan has notified us that it is in the process of posting a bond. This restriction will continue until the Finnigan patents expire, in 2003 for one of the patents and in 2007 for the other, unless the patents are nullified, the infringement rulings are reversed on appeal, or we design around the Finnigan patents. The damages for our past sales of ion trap products in Germany to be determined by the Dusseldorf court are roughly estimated at $240,000, and the attorneys' fees and costs that we may be required to pay are roughly estimated at $105,000. The damages and costs that the Dusseldorf Court actually assesses may be more or less than the amounts estimated here.

      PATENT INFRINGEMENT ACTION BY FINNIGAN IN THE FEDERAL COURT IN HAMBURG, GERMANY. As noted above, the Dusseldorf Court transferred to the Federal Court in Hamburg the claims alleging infringement in the United Kingdom, France, Sweden and Switzerland. In these proceedings the substantive patent law of each country will apply to the determination of the claims and defenses relating to infringement in each country, respectively. As of April 10, 2000, no proceedings have occurred in the Hamburg Court regarding these claims.

      NULLITY ACTIONS AGAINST THE FINNIGAN PATENTS IN GERMANY. The same three Finnigan patents asserted in the Dusseldorf actions are also the subject of nullity actions we filed in the German Patent Court in Munich. In these actions the Munich Court is being asked to determine the validity of the three Finnigan patents as they apply in Germany. The Munich Court will not determine the validity of the patents as the patents apply in France or the United Kingdom. Hearings in the Munich nullity actions are anticipated to occur in July 2000, with decisions expected to follow some months later. If we prevail in the nullity actions, the rulings of the Dusseldorf Court will be withdrawn.

      OUR PATENT INFRINGEMENT ACTION AGAINST FINNIGAN IN THE FEDERAL COURT IN DUSSELDORF, GERMANY. In late 1999, we filed a complaint in the Federal Court in Dusseldorf alleging that Finnigan's ion trap products infringe two of our European patents. Hearings are scheduled for September 2000. One of our two patents in this suit is the subject of a nullity action filed by Finnigan in the German Patent Court in Munich. A hearing date has not yet been set for the nullity action.

      While we believe that our ion trap mass spectrometry products, including our esquire series and the product sold by Agilent, should ultimately be held not to infringe any claim of any valid Finnigan patent, we cannot predict the outcome of the Finnigan litigation. In 1996, 1997, 1998 and 1999, our sales of ion trap mass spectrometry products in Germany totaled $702,630, $727,276, $810,767 and $2.0 million, respectively. In 1996, 1997, 1998 and 1999, our sales of these products in other European countries totaled $448,561, $767,956, $1.8 million and $2.6 million, respectively. In 1996, 1997, 1998 and 1999, our sales of ion trap mass spectrometry products in the U.S. totaled $1.6 million, $1.5 million, $2.1 million and $3.6 million, respectively. In 1996, 1997, 1998 and 1999, total worldwide sales of our ion trap mass spectrometry products totaled $2.7 million, $3.2 million, $5.0 million and $8.2 million, respectively. Also, under our agreement with Agilent, we may be required to indemnify Agilent from any damages and expenses resulting from the Finnigan litigation. See "Risk Factors--Our success depends on our ability to operate without infringing or misappropriating the proprietary rights of others; and we are currently involved in several legal actions concerning technology for ion trap spectrometry with a competitor and various affiliates of the competitor, and a German court has decided that we have infringed two European patents of the competitor."

GENERAL


      We may, from time to time, be involved in other legal proceedings in the ordinary course of business. On May 19, 2000, we received a letter from counsel for the University of Northern Iowa Research Foundation of Cedar Falls, Iowa alleging that certain coaxial mass spectrometer technology used in our Bio
TOF II mass spectrometers infringes claims of a patent held by the University. We believe that this allegation is without merit. We are not currently involved in any other pending legal proceedings that, either individually or taken as a whole, could materially harm our business, prospects, results of operations or financial condition.

                                   MANAGEMENT

Directors and Executive Officers


      Our directors and executive officers and their respective ages and positions as of May 26, 2000 are as follows:



Name                                          Age                       Position
----                                        --------   ------------------------------------------
Frank H. Laukien, Ph.D. (1)...............     40      Chairman, President and Chief Executive
                                                       Officer

David E. Plunkett.........................     34      Chief Financial Officer and Treasurer

Dieter Koch, Ph.D.........................     60      Managing Director of Bruker Daltonik
                                                       GmbH*; Managing Director
                                                       of Bruker Saxonia Analytik GmbH* and
                                                       Director of Bruker Daltonics Inc.

Jochen Franzen, Ph.D. ....................     69      Managing Director, Bruker Daltonik GmbH*

Hans-Jakob Baum...........................     47      Vice General Manager of Bruker Daltonik
                                                       GmbH*; Managing Director of Bruker Saxonia
                                                       Analytik GmbH*

John Wronka, Ph.D. .......................     44      Vice President

Gary Kruppa, Ph.D. .......................     39      Vice President

Collin J. D'Silva (2).....................     43      Director

William A. Linton (2)(3)..................     52      Director

David Southwell (2)(3)....................     39      Director

Richard M. Stein (1)(3)...................     48      Director and Secretary

Bernhard Wangler (1)......................     49      Director


------------


(1)   Member of the executive committee.



(2)   Member of the audit committee.



(3)   Member of the compensation committee.



* Bruker Daltonik GmbH is a subsidiary of Bruker Daltonics Inc. and Bruker Saxonia Analytik GmbH is a subsidiary of Bruker Daltonik GmbH.



      FRANK H. LAUKIEN, PH.D. Dr. Laukien has been the Chairman, President and Chief Executive Officer of Bruker Daltonics since the inception of our predecessor company in February 1991. He has been a Managing Director of Bruker Daltonik GmbH, a wholly-owned subsidiary of Bruker Daltonics, since August 1997. He has also served as Chairman of Bruker AXS Inc., an affiliate of Bruker Daltonics, since October 1997 and as President of Bruker Instruments, Inc., an affiliate of Bruker Daltonics, since June 1997. He is a Professor of Mass Spectrometry at the University of Amsterdam. Dr. Laukien holds a B.S. degree from the Massachusetts Institute of Technology, as well as a M.A. and a Ph.D. in chemical physics from Harvard University.


      DAVID E. PLUNKETT. Mr. Plunkett has been our Chief Financial Officer since December 1999 and Treasurer since June 1997. In June 1991, he joined Bruker Instruments, an affiliate of Bruker Daltonics, as Assistant Controller. Mr. Plunkett was the Controller of Bruker

Instruments from December 1992 until December 1997. Since December 1997, Mr. Plunkett has also served as the Treasurer of Bruker Instruments.
Mr. Plunkett holds a B.S. degree in accounting from Merrimack College.

      DIETER KOCH, PH.D. Dr. Koch has been a Director of Bruker Daltonics since August 1997. He is a Managing Director of Bruker Daltonik GmbH, now a wholly-owned subsidiary of Bruker Daltonics, since June 1980. Dr. Koch has also been the Managing Director of Bruker Saxonia Analytik GmbH, now a subsidiary of Bruker Daltonik, since founding it in 1990. He is responsible for our substance detection and pathogen identification product lines. He holds M.S. and Ph.D. degrees in chemistry from the University of Cologne.

      JOCHEN FRANZEN, PH.D. Dr. Franzen is a Managing Director of Bruker Daltonik GmbH and has held this position since June 1980. He is responsible for intellectual property and research activities at Bruker Daltonik GmbH. Prior to 1980 he served as Managing Director of Franzen Analysentechnik GmbH, a mass spectrometry manufacturing company. Dr. Franzen served as President of the German Society for Mass Spectrometry during 1997 and 1998. He holds an M.S. degree from the University of Mainz and a Ph.D. in physics from the Max-Planck Institute.

      HANS-JAKOB BAUM. Mr. Baum has been a Vice General Manager of Bruker Daltonik GmbH since August 1999. He is responsible for sales and product applications. Mr. Baum joined Bruker Daltonik GmbH in June 1988 as a Product Manager. From January 1991 until August 1997, he was Sales Director of Bruker Daltonik. Before joining us, Mr. Baum was a Chemical Defense Officer in the German Army.

      JOHN WRONKA, PH.D.  Dr. Wronka has been our Vice President since
June 1996. He is responsible for the general management of operations in the U.S. Dr. Wronka joined Bruker Instruments, an affiliate of Bruker Daltonics, in May 1989 as Mass Spectrometry Product Manager. He joined Bruker Daltonics as the Mass Spectrometry Division Manager in July 1995 and served as a Division Manager until June 1996. Prior to joining Bruker Instruments, Dr. Wronka was a Professor and Instrumentation Manager for Northeastern University. He holds a B.S. from St. Joseph's College and a Ph.D. in chemistry from the University of Delaware.

      GARY KRUPPA, PH.D. Dr. Kruppa has served as our Vice President of the Fourier Transform Mass Spectrometry Division since October 1998. He joined Bruker Instruments, an affiliate of Bruker Daltonics, in November 1990 as an applications scientist. He joined Bruker Daltonics in December 1994, and from December 1994 until September 1998 he was a Product Manager. Before joining Bruker Instruments, he was a research scientist at Ciba-Geigy, now Novartis, a pharmaceutical and drug discovery company. Dr. Kruppa holds a B.S. degree from the University of Delaware and a Ph.D. in chemical physics from the California Institute of Technology.


      COLLIN J. D'SILVA. Mr. D'Silva joined our board of directors in February 2000. Mr. D'Silva is the President and Chief Executive Officer of Transgenomic, Inc., a life science company involved in SNP discovery, in San Jose, California. Mr. D'Silva has held these positions since 1997. From 1988 to 1997, Mr. D'Silva was President and Chief Executive Officer of CETAC Technologies, Inc, a company designing instrumentation for elemental analysis. Mr. D'Silva holds a B.S. degree and a Masters in Industrial Engineering from Iowa State University as well as a Masters in Business Administration from Creighton University.

      WILLIAM A. LINTON. Mr. Linton joined our board of directors in February 2000. Mr. Linton is the Chairman and Chief Executive Officer of Promega Corporation, a DNA consumables company, and has held these positions since 1978. Mr. Linton received a B.S. degree from University of California, Berkeley in 1970.


      DAVID SOUTHWELL. Mr. Southwell joined our board of directors in May 2000. Mr. Southwell has been an Executive Vice President and the Chief Financial Officer of Sepracor Inc. since June 1994. Before joining Sepracor Inc., he was a Vice President at Lehman Brothers from 1984 to 1994. Mr. Southwell received a B.A. degree from Rice University and a Masters in Business Administration from the Amos Tuck School of Business at Dartmouth College. Mr. Southwell is a member of the board of directors of Biosphere Medical Inc.


      RICHARD M. STEIN. Mr. Stein joined our board of directors in February 2000 and is our Secretary. Mr. Stein has been an attorney with Hutchins, Wheeler & Dittmar, a Boston-based law firm, since November 1992 and became a stockholder of the firm on January 1, 1993. He served as the managing stockholder of Hutchins, Wheeler & Dittmar from January 1995 until
December 1997. Mr. Stein received a B.A. degree from Brandeis University in 1973 and a J.D. from Boston College Law School in 1976.


      BERNHARD WANGLER. Mr. Wangler joined our board of directors in February 2000. Mr. Wangler has been a German tax consultant and principal partner with Kanzlei Wangler in Karlsruhe, Germany since July 1983. He has been a Certified Public Accountant in Germany since 1984. Mr. Wangler holds a Bachelor of Economics and Commerce degree and a Masters degree in Business Administration from the University of Mannheim, Germany.


Board Committees


      The compensation committee of the board of directors of Bruker Daltonics is comprised of Messrs. Southwell, Stein and Linton. The compensation committee reviews and evaluates the compensation and benefits of all of the officers of Bruker Daltonics, reviews general policy matters relating to compensation and employee benefits and makes recommendations concerning these matters to the board of directors. The compensation committee also administers Bruker Daltonics' stock option plan. See "--Benefit Plans."



      The audit committee of the board of directors of Bruker Daltonics is comprised of Messrs. Southwell, D'Silva and Linton. The audit committee reviews, with Bruker Daltonics independent auditors, the scope and timing of the auditors' services, the auditors' report on Bruker Daltonics' financial statements following completion of the audit, and Bruker Daltonics' internal accounting and financial control policies and procedures. In addition, the audit committee makes annual recommendations to the board of directors for the appointment of independent auditors for the ensuing year.


      The executive committee of the board of directors of Bruker Daltonics is comprised of Messrs. Laukien, Stein and Wangler. The executive committee facilitates the day-to-day management of Bruker Daltonics. The executive committee handles all matters deemed appropriate from time to time by the Chairman, other than matters including the approval of any asset sale, merger, sale of securities or financing in excess of $5 million.

Election of Directors and Officers


      Our board of directors consists of seven members. Our certificate of incorporation provides for a classified board of directors divided into three classes. The Class I directors' term of office will expire at the annual meeting of stockholders to be held in 2001, the Class II directors' term of office will expire at the annual meeting of stockholders to be held in 2002 and Class III directors' term of office will expire at the annual meeting of stockholders to be held in 2003. Messrs. Laukien and Koch will initially serve as Class I directors; Messrs. Stein, Wangler and D'Silva will initially serve as Class II directors; and Messrs. Southwell and Linton will initially serve as Class III directors. At each annual meeting of stockholders, beginning with the 2001 annual meeting, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election and until their successors have been duly elected and qualified, or until their earlier resignation or removal, if any. To the extent there is an increase or reduction in the number of directors, increase or decrease in directorships resulting therefrom will be distributed among the classes so that, as nearly as possible, each class will consist of an equal number of directors. Two directors will be independent, as required by the rules of the Nasdaq National Market.


      Executive officers are elected by, and serve at the discretion of, the board.

Compensation of Directors

      Our current non-employee directors receive $10,000 per calendar year and an additional $5,000 per calendar year for each committee on which they serve. They are also reimbursed for the expenses they incur in attending meetings of the board or board committees. Although our directors are not entitled to any specified number of options as a result of their positions as directors, we have granted in the past, and intend to grant in the future, non-qualified stock options to our non-employee directors.

Compensation Committee Interlocks and Insider Participation

      None of our directors serves as a member of the board of directors or compensation committee of any other company that has one or more executive officers serving as a member of our board of directors or compensation committee.

Executive Compensation

      The following table sets forth the compensation earned by our Chief Executive Officer and each of our other most highly compensated executive officers (collectively, the "Named Executive Officers") during the year ending December 31, 1997, 1998 and 1999:

                           Summary Compensation Table


Name and Principal Position                                     Year      Salary      Bonus(1)
---------------------------                                   --------   ---------   ----------
Frank H. Laukien (2)........................................    1999     $ 50,000     $153,530
  Chairman, President and                                       1998            0      197,364
  Chief Executive Officer                                       1997            0      117,500

Dieter Koch (3).............................................    1999      117,104       36,493
  Managing Director, Bruker                                     1998      128,483       17,056
  Daltonik GmbH; Managing                                       1997      139,653           --
  Director, Bruker
  Saxonia Analytik GmbH

Jochen Franzen (3)..........................................    1999      106,755           --
  Managing Director, Bruker                                     1998      109,154           --
  Daltonik GmbH                                                 1997      107,914           --

Name and Principal Position                                     Year      Salary      Bonus(1)
---------------------------                                   --------   ---------   ----------
John Wronka.................................................    1999       70,885      123,005
  Vice President                                                1998       68,488       75,886
                                                                1997       65,854       76,941

Hans-Jakob Baum (3).........................................    1999       93,683       32,680
  Vice General Manager of                                       1998       96,078       28,426
  Bruker Daltonik GmbH                                          1997       93,487       20,198

------------

(1)   Includes commissions paid.

(2)   Frank H. Laukien's normalized salary for fiscal 2000 is $120,000.

(3) Amounts paid in Deutsch Mark and converted to United States Dollars based on the average conversion rate for the respective year.

Benefit Plans

2000 STOCK OPTION PLAN

      The 2000 Stock Option Plan, or the 2000 Plan, provides for the granting of incentive stock options to our employees and non-qualified options, as defined in Section 422 of the Internal Revenue Code, to our employees, directors, advisors and consultants. The 2000 Plan was adopted and approved by our directors and stockholders in February 2000. The 2000 Plan may be administered by our board of directors or by our compensation committee. Either of the board or the compensation committee has the authority to take the following actions:

     (a)   interpret and apply the 2000 Plan; and

     (b) determine the eligibility of an individual to participate in the 2000 Plan.

      Stock options are granted under stock option agreements which contain the vesting schedules of the stock options. Non-qualified stock options are granted with an exercise price of at least 50% of fair market value of the common stock on the date of grant, and incentive stock options are granted with an exercise price of at least 100% of the stock's fair market value on the date of grant. No incentive stock options may be granted to an employee who, at the time of the grant, owns more than 10% of the voting power or greater than 10% of a class of Bruker Daltonics' outstanding stock, unless the purchase price of the stock is not less than 110% of the stock's fair market value on the date of the grant and the option, by its terms, shall not be exercisable more than five years from the date it is granted.

      Vested options may be exercised in full at one time or in part from time to time in amounts of 50 shares or more. The payment of the exercise price may be made as determined by the board or committee, and set forth in the option agreement, by delivery of cash or a check. Bruker Daltonics may delay the issuance of shares covered by the exercise of an option until the shares for which the option has been exercised have been registered or qualified under the applicable federal or state securities laws, or counsel for Bruker Daltonics has opined that the shares are exempt from the registration requirements of applicable federal or state securities laws.

      The term of any option granted under the 2000 Plan is limited to either five or ten years, depending on the nature of the option holder. Upon the termination of an option holder's employment with Bruker Daltonics, his or her options will terminate no more than 90 days after that option holder leaves the employ of Bruker Daltonics. Options granted under the 2000 Plan are not transferrable other than by will or the laws of descent and distribution.

The 2000 Plan may be amended by our board of directors; provided, however, that the board may not increase the number of shares reserved under the 2000 Plan without the consent of our stockholders.

      The compensation committee may grant up to 20% of the shares reserved for option grants as restricted stock subject to repurchase rights rather than as stock options.


      The number of shares reserved for issuance upon the exercise of options under the 2000 Plan is 2,220,000. As of May 26, 2000, 776,250 options were outstanding under the 2000 Plan. Options granted vest over a term established by the board of directors at the date of grant. None of these options begin to vest prior to March 1, 2001. The outstanding options have an exercise price ranging from $5.27 to $6.33 per share.


      On February 29, 2000 we granted the following officers incentive stock options to purchase the number of shares set forth below:

Frank H. Laukien............................................  25,000
Dieter Koch.................................................  25,000
Jochen Franzen..............................................  25,000
John Wronka.................................................  12,500
Hans-Jakob Baum.............................................  12,500

      All of the above options have an exercise price of $5.27 per share except those granted to Frank Laukien which have an exercise price of $5.80 per share. None of these options are currently exercisable.

401(K) PLAN

      We participate with our affiliates in a tax qualified employee savings plan which covers all of our employees in the United States who are at least
21 years old and have completed six months of eligible service. Eligible employees may defer up to 15% of their earnings as a salary deferral contribution to the plan, subject to the Internal Revenue Service's annual contribution and compensation limits. We currently match employee contributions dollar for dollar up to 3% of eligible compensation, which includes 100% of salary and 50% of commissions, after the second full plan year of the participant's employment. Our 401(k) plan is intended to qualify under
Section 401 of the Internal Revenue Code of 1986, as amended, so that contributions by employees and by us to our 401(k) plan, and income earned on plan contributions are not taxable to employees until withdrawn or distributed from the plan, and so that contributions, including employee salary deferral contributions, will be deductible by us when made. Our 401(k) also provides for discretionary profit sharing. We may contribute up to 3% of a participant's eligible compensation to profit sharing. In any given year that we conduct profit sharing, participants are eligible for 1% after three years of service, 2% after four years of service and 3% after five or more years of service.

Limitation of Liability; Indemnification of Directors and Officers

      As permitted by Delaware General Corporation Law, we have included in our certificate of incorporation a provision to eliminate the personal liability of our directors for monetary damages for breach or alleged breach of their fiduciary duties as directors, other than breaches of their duty of loyalty, actions not in good faith or which involve intentional misconduct, or transactions from which they derive improper personal benefit. In addition, our by-laws provide that we are required to indemnify our officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and we are required to advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified. At present, we are not aware of any pending or threatened litigation or proceeding involving our directors, officers, employees or agents in which indemnification would be required or permitted, except that Jochen Franzen has been named as a defendant in the Finnigan litigation. We believe that our certificate of incorporation and by-law provisions are necessary to attract and retain qualified persons as directors and officers.

                             PRINCIPAL STOCKHOLDERS


      The following table sets forth information regarding the beneficial ownership of our common stock as of May 26, 2000, and as adjusted to reflect the sale of the common stock offered hereby by:


     - each person (or group of affiliated persons) who is known by us to own beneficially more than 5% of the outstanding shares of our common stock;

     - each of our directors who own our common stock;

     - our executive officers listed in the "Summary Compensation Table" who own our common stock; and

     - all directors and executive officers as a group.

      Except as subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Beneficial ownership and percentage of ownership are calculated in accordance with the rules of the Securities and Exchange Commission, or SEC.


                                                                                  Percentage of
                                                                                Shares Outstanding
                                                                              ----------------------
                                                          Number of Shares    Before the   After the
Name and Address of Beneficial Owner                     Beneficially Owned    Offering    Offering
------------------------------------                     ------------------   ----------   ---------
Named Executive Officers and Directors

Frank H. Laukien.......................................       9,100,000          20.0%       17.2%
c/o Bruker Daltonics
15 Fortune Drive
Billerica, MA 01821

All Directors and Executive Officers as a Group(1).....       9,100,000          20.0%       17.2%
  (12 persons, including the above)

5% Stockholders

Dirk D. Laukien........................................       9,100,000          20.0%       17.2%
2634 Crescent Ridge Drive
The Woodlands, TX 77381

Isolde Laukien.........................................       9,100,000          20.0%       17.2%
8 Brigham Road
Lexington, MA 02713

Joerg C. Laukien.......................................       9,100,000          20.0%       17.2%
Uhlandstrasse IO
D-76275 Ettlingen-Bruchhausen
Germany

Marc M. Laukien........................................       9,100,000          20.0%       17.2%
8 Crest View Road
Bedford, MA 01730


----------


(1) As of May 26, 2000, David E. Plunkett, Dieter Koch, Ph.D., Jochen Franzen, Ph.D., Hans-Jakob Baum, John Wronka, Ph.D., Gary Kruppa, Ph.D., Collin J. D'Silva, David Southwell, William A. Linton, Richard M. Stein and Bernard Wangler were not beneficial owners of our common stock.

                              RELATED TRANSACTIONS

Affiliation and Shareholders


      Bruker Daltonics is affiliated with Bruker Physik AG, Bruker
Optics, Inc., Bruker AXS Inc., Rhena Invest AG, Techneon AG, SBI Holding AG and their respective subsidiaries, collectively referred to as the Bruker affiliated companies, through common control at the shareholder level, as our current stockholders also own these entities. Our five stockholders are Frank H. Laukien, Dirk D. Laukien, Isolde Laukien, Joerg C. Laukien and Marc M. Laukien. Isolde Laukien is the mother of Dirk and Marc Laukien. Joerg, Frank, Dirk and Marc are brothers or half-brothers.



      Frank H. Laukien, Ph.D., the Chairman, President and Chief Executive Officer of Bruker Daltonics is also Chairman of the board of directors of Bruker AXS and director and President of Bruker Instruments, a Bruker affiliated company. Dr. Laukien is also a director of Bruker Canada Ltd., Bruker Netherlands B.V. and Bruker Belgium S.A., all of which are Bruker affiliated companies. Additionally, Dr. Laukien beneficially owns directly or indirectly more than 10% of the stock of each of the Bruker affiliated companies. Until March 31, 2000, he was also the Chief Executive Officer of Bruker AXS.


      Dieter Koch, a director of Bruker Daltonics, is an officer in Bruker Daltonik GmbH, a subsidiary of Bruker Daltonics, and Bruker Saxonia Analytik GmbH, a subsidiary of Bruker Daltonik. Additionally, he owns 2% of Bruker Saxonia Analytik GmbH.

      Richard M. Stein, a director of Bruker Daltonics, is a stockholder of Hutchins, Wheeler & Dittmar, a law firm which has been retained by Bruker Daltonics for over five years.

      Bernard Wangler, a director of Bruker Daltonics, provided tax consulting services to our German affiliates for over five years. During fiscal 1997, 1998 and 1999, we paid his firm approximately $36,900, $142,800 and $170,000, respectively in exchange for these services.


      David E. Plunkett, our Chief Financial Officer, is also the treasurer of Bruker Instruments, a Bruker affiliated company.


Sharing Agreement


      Bruker Daltonics entered into a sharing agreement, dated as of February 28, 2000 with Bruker Physik AG, Techneon AG, SBI Holding AG, Rhena Invest AG, Bruker Spectrospin SA, Bruker AXS Inc., Bruker Analytik GmbH, Bruker Electronik GmbH, Bruker Instruments, Inc., Bruker AG, Bruker SA, Bruker
Optics, Inc. and Bruker Medical AG, all Bruker affiliated companies. The Sharing Agreement provides for the sharing of specified intellectual property rights, services, facilities and other related items among the parties to the Agreement. The following description of the Sharing Agreement is a summary and is qualified in its entirety by the provisions of the Sharing Agreement, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part.


NAME


      Pursuant to the terms of the Sharing Agreement, Bruker Analytik and Bruker Physik have granted to the other parties to the Sharing Agreement a perpetual, irrevocable, non-exclusive, royalty-free, non-transferable right and license to use the name "Bruker" in connection with the conduct and operation of their respective businesses, provided that the parties do not materially interfere with any other party's use of the name, do not take any action which would materially detract from the goodwill associated with the name and do not take any action which would cause a lien to be placed on the name or the parties' license rights. This license automatically becomes null and void with respect to a party if that party files, or has filed against it, a petition in bankruptcy, fails to comply with the relevant terms of the Sharing Agreement, suffers a major loss of its reputation in its industry or the marketplace or undergoes a change of control. However, once a party to the Sharing Agreement becomes a public company and issues stock in excess of $25.0 million to the public, it will not lose its license to the name Bruker in a subsequent change of control.


INTELLECTUAL PROPERTY

      The parties to the Sharing Agreement also generally share technology and other intellectual property rights, as they existed on or prior to February 28, 2000, subject to the terms of the Sharing Agreement. In addition, under the Sharing Agreement each party, including us, has agreed to negotiate with any other party who wishes to obtain an agreement permitting such party to make a broader use of the first party's intellectual property that was in effect on or prior to February 28, 2000. However, no party has any obligation to enter into these agreements. Bruker Daltonics has a written agreement in place with Bruker Optik defining the use, royalties and terms and conditions of the use of various technology and related intellectual property.

DISTRIBUTION

      In various countries, including Australia, Belgium, Canada, India, Italy, Netherlands, Mexico, Singapore, Spain and Thailand, Bruker Daltonics shares in the worldwide distribution network of Bruker affiliated companies. In 2000, we believe that less than 10% of our life sciences systems sales will be booked through affiliated international Bruker sales offices. The Sharing Agreement provides for the use of common distribution channels by the parties to the agreement. The terms and conditions of sale and the transfer pricing for any shared distribution will be on an arm's length basis as would be utilized in typical transaction with a person or entity not a party to the agreement. The Sharing Agreement also states that no common sales channel may have any exclusivity in any country or geographic area.

SERVICES

      We also share various general and administrative expenses for items such as umbrella insurance policies, retirement plans, accounting services and leases, with various affiliates. These services are charged among Bruker Daltonics and, the Bruker affiliated entities at arm's length conditions and pricing, according to individual Sub-Sharing Agreements.

      In 1997, Bruker Instruments provided personnel, administrative and other services to us at a cost of $370,391, the estimated fair market value of these services. In 1998 various Bruker affiliated companies provided personnel, administrative and other services to us at a cost of approximately $227,000, the estimated fair market value of these services. In 1999, various Bruker affiliated companies and their subsidiaries provided personnel, administrative and other services, and subleased space to us at a cost of approximately $437,000, the estimated fair market value of these services.

      We sublease our facility in Billerica, Massachusetts from Bruker Instruments. We paid rent of $125,123, $131,962 and $221,221 for increasing square footage at $8.85 per square foot, on a triple net basis for our sublease of this facility in 1997, 1998 and 1999, respectively. Bruker Instruments leases this facility from Umbrina Realty Trust. Frank H. Laukien, Dirk Laukien and Marc Laukien each own one third of the beneficial interest of Umbrina Realty Trust.

PURCHASES AND SALES



      We purchase subunits or components, including some components used in our substance detection and pathogen identification products, miscellaneous electronics boards used in Fourier transform mass spectrometers, sheet metal cabinets and some of the superconducting magnets used for Fourier transform mass spectrometers, from various Bruker affiliated companies, including Bruker Electronik GmbH, Bruker Optik GmbH, Bruker AG, Bruker Analytik GmbH and
Bruker SA, at arm's length commercial conditions and pricing. In 1997, 1998 and 1999, we purchased components from our affiliates for $3,019,177, $3,913,662 and $3,208,572, respectively. Under the Sharing Agreement, our affiliates who supply these subunits or components have agreed to continue to do so for at least seven years and to provide spare parts for at least 12 years, at commercially reasonable arm's length conditions and pricing. However, a significant portion of these purchases may not be recurring due to the discontinued operations of our analytical infrared sales group. In 1997, 1998 and 1999, purchases from Bruker affiliated companies for the discontinued operations were $986,714, $1,712,242 and $1,645,089, respectively. We expect purchases from Bruker affiliated companies to be less than 5% of revenues.



      We supply individual licenses to our HyStar software package to Bruker affiliated companies for resale as part of its liquid chromatography/nuclear magnetic resonance product offerings at commercially reasonable arm's length conditions and pricing. As part of the Sharing Agreement, we guarantee a continued supply of this software package (or its successor) for at least seven years. In 1997, 1998 and 1999 we sold to our affiliated distributors products for resale in the amounts of $14,256,695, $9,804,838 and $10,307,416, respectively. Since we incorporated our own direct sales subsidiaries in 1999, we believe that less than 10% of our future sales will be through our affiliated distributors.


Other Transactions

      In December 1999, we acquired 50,000 shares, or 49% of the stock, of ProteiGene from Frank H. Laukien. We paid $50,000 for this stock, the estimated fair market value and also the amount originally paid by Dr. Laukien for this stock.

      We completed the sale of our analytical infrared sales group in March 2000 to Bruker Optik GmbH, our affiliate. The purchase price for this sale was $254,425, the net book value of the purchased assets and assumed liabilities.

Indebtedness

      As of December 31, 1997, Bruker Daltonik GmbH had two demand loans outstanding aggregating $8,262,617 from Techneon AG, an affiliated company. The loans, which were secured by mortgages on our German real estate, accrued interest at 5.3% and 7.5%.

      As of December 31, 1997, Bruker Daltonics had a $50,000 demand loan outstanding from Frank H. Laukien. The loan, which was unsecured, accrues interest at prime (8.5% at December 31, 1997).

      As of December 31, 1999, we had no indebtedness to any of our affiliates.

                          DESCRIPTION OF CAPITAL STOCK


      Upon completion of the offering, our authorized capital stock will consist of 100,000,000 shares of common stock, $0.01 par value per share, of which 53,000,000 shares will be outstanding (54,125,000 shares if the Underwriters' over-allotment is exercised in full), and 5,000,000 shares of preferred stock, $0.01 par value per share, none of which will be outstanding at the time of this offering. The following description of our capital stock and certain provisions of our restated certificate of incorporation and by-laws is a summary of the material provisions of our capital stock, and you should also refer to the provisions of the certificate of incorporation and by-laws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.


Common Stock

      Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders, including the election of directors. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election if they choose to do so. The certificate of incorporation does not provide for cumulative voting for the election of directors. Holders of our common stock are entitled to receive ratably any dividends that may be declared by the board of directors out of funds legally available and are entitled to receive, pro rata, all assets of Bruker Daltonics available for distribution to such holders upon liquidation. Holders of our common stock have no preemptive, subscription or redemption rights.

Preferred Stock

      We are authorized to issue "blank check" preferred stock, which may be issued from time to time in one or more series upon authorization by our board of directors. The board of directors, without further approval of the stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences and any other rights, preferences, privileges and restrictions applicable to each series of the preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of our common stock and, under certain circumstances, make it more difficult for a third party to gain control of Bruker Daltonics, discourage bids for our common stock at a premium or otherwise adversely affect the market price of our common stock.

Various Certificate of Incorporation, By-law and Statutory Anti-Takeover Provisions Affecting Stockholders

      CLASSIFIED BOARD. Our board of directors is divided into three classes. Initially Class I will serve until the annual meeting of stockholders in 2001, Class II will serve until the annual meeting of stockholders in 2002 and Class III will serve until the annual meeting of stockholders in 2003. Following this initial transition period, each class will serve for three years, with one class being elected each year. Removal of a member of the board of directors with or without cause requires a majority vote of the board of directors or of the stockholders. A majority of the remaining directors then in office, though less than a quorum, and the stockholders, are empowered to fill any vacancy on the board of directors. A majority vote of the stockholders is required to alter, amend or repeal the foregoing provisions.

      DIRECTORS LIABILITY. The certificate of incorporation provides that no director shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director notwithstanding any provision of law imposing such liability, provided that, to the extent provided by applicable law, the certificate of incorporation shall not eliminate the liability of a director for (a) any breach of the director's duty of loyalty to us or our stockholders; (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) acts or omissions in respect of certain unlawful dividend payments or stock redemptions or repurchases; or (d) any transaction from which such director derives improper personal benefit. The effect of this provision is to eliminate the rights of Bruker Daltonics and our stockholders (through stockholders' derivative suits against Bruker Daltonics) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (a) through (d) above. The limitations summarized above, however, do not affect the ability of Bruker Daltonics or our stockholders to seek non-monetary-based remedies, such as an injunction or rescission, against a director for breach of his fiduciary duty nor would such limitations limit liability under the Federal securities laws. Our by-laws provide that we shall, to the extent permitted by Delaware law indemnify and advance expenses to the currently acting and former directors, officers, employees and agents of Bruker Daltonics or of another corporation, partnership, joint venture, trust or other enterprise if serving at our request arising in connection with their acting in such capacities.

      Various provisions described above may also have the effect of delaying stockholder actions with respect to certain business combinations and the election of new members to our board of directors. As such, the provisions could have the effect of discouraging open market purchases of our common stock because they may be considered disadvantageous by a stockholder who desires to undertake a business combination with us or elect a new director to our board.

Statutory Business Combination Provision

      Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from consummating a "business combination," except under certain circumstances, with an "interested stockholder" for a period of three years after the date such person became an "interested stockholder" unless:

     - before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

     - upon the closing of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares held by directors who are also officers of the corporation and shares held by employee stock plans; or

     - following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

      The term "interested stockholder" generally is defined as a person who, together with affiliates and associates, owns, or, within the prior three years, owned, 15% or more of a corporation's outstanding voting stock. The term "business combination" includes mergers, asset sales and other similar transactions resulting in a financial benefit to an interested stockholder. Section 203 makes it more difficult for an "interested stockholder" to effect various business combinations with a corporation for a three-year period. A Delaware corporation may "opt out" of
Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from an amendment approved by holders of at least a majority of the outstanding voting stock. We have elected to "opt" out of Section 203 in our certificate of incorporation. Therefore any transaction between us and an interested stockholder is not subject to the requirements of Section 203.

Transfer Agent and Registrar


      The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE


      Upon completion of this offering, Bruker Daltonics will have outstanding 53,000,000 shares of our common stock. Of these shares, the 7,500,000 shares offered hereby (8,625,000 shares if the underwriters' over-allotment option is exercised in full) will be freely tradable without restriction or further registration under the Securities Act, unless purchased by "affiliates" of Bruker Daltonics as that term is defined in Rule 144 described below. The remaining 45,500,000 shares of common stock outstanding upon closing of the offering are "restricted securities" as that term is defined in Rule 144.



      In general, under Rule 144, as amended, a person who has beneficially owned shares for at least one year is entitled to sell in "brokers' transactions" or to market makers, within any three-month period commencing
90 days after the date of this prospectus, a number of shares that does not exceed the greater of (a) one percent of the number of shares of common stock then outstanding, approximately 53,000,000 shares immediately after the completion of this offering (54,125,000 shares if the underwriters' over-allotment option is exercised in full), or (b) generally, the average weekly trading volume in our common stock during the four calendar weeks preceding the required filing of a Form 144 with respect to such sale. Sales under Rule 144 are generally subject to the availability of current public information about Bruker Daltonics. Under Rule 701, persons who purchase shares upon exercise of options granted prior to the effective date of this offering are entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements of Rule 144.



      Each of our stockholders has agreed to certain restrictions on their ability to sell, offer, contract or grant any option to sell, pledge, transfer or otherwise dispose of shares of our common stock for a period of 180 days after the date of this prospectus, without the prior written consent of Deutsche Bank Securities Inc. All 45,500,000 of our outstanding shares, not including the 7,500,000 offered hereby, are subject to 180-day lockup agreements. These 45,500,000 shares are eligible for sale 180 days after the commencement of this offering, subject to the requirements of Rule 144.


      Prior to this offering, there has not been any public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect the prevailing market prices and impair our ability to raise capital through the sale of equity securities.

                                  UNDERWRITING


      Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives, Deutsche Bank Securities Inc., UBS Warburg LLC and Thomas Weisel Partners LLC, have severally agreed to purchase from Bruker Daltonics the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:



Underwriter                                                  Number of Shares
-----------                                                  ----------------
Deutsche Bank Securities Inc...............................
UBS Warburg LLC............................................
Thomas Weisel Partners LLC.................................
      Total................................................


      The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to various conditions precedent and that the underwriters will purchase all shares of the common stock offered hereby, other than those covered by the over-allotment option described below, if any of these shares are purchased. In addition, the underwriting agreement provides that, in the event of a default by an underwriter, in certain circumstances the purchase commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

      The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $ per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $ per share to other dealers. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms.


      We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 1,125,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered hereby. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered hereby. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the other shares are being offered.


      The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting
fee is currently expected to be   % of the initial public offering price. We
have agreed to pay the underwriters the following fees, assuming either no exercise or full exercise by the underwriters of the underwriters' over-allotment option:

                                                                          Total Fees
                                                         ---------------------------------------------
                                                          Without Exercise of    With Full Exercise of
                                         Fee Per Share   Over-Allotment Option   Over-Allotment Option
                                         -------------   ---------------------   ---------------------
Fees paid by Bruker Daltonics..........     $                   $                      $

      In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be
approximately $      .

      We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

      Each of our officers and directors and all of our stockholders have agreed not to offer, sell, contract to sell, or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 180 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice. We have entered into a similar agreement with the representatives of the underwriters. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

      The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

      In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the market price of our common stock. Specifically, the underwriters may over-allot shares of our common stock in connection with this offering, thus creating a short position in our common stock for their own account. A short position results when an underwriter sells more shares of common stock than that underwriter is committed to purchase. Additionally, to cover these over-allotments or to stabilize the market price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. Finally, the representatives, on behalf of the underwriters, may also reclaim selling concessions allowed to an underwriter or dealer if the underwriting syndicate repurchases shares distributed by that underwriter or dealer. Any of these activities may maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. These transactions may be effected on the Nasdaq National Market or otherwise. The underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time.

      At our request, the underwriters have reserved for sale, at the initial
public offering price, up to       shares, or   %, of our common stock being
sold in this offering for our vendors, employees, family members of employees, customers and other third parties. These purchasers are expected to agree not to offer, sell, contract to sell, or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock acquired by these persons in this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 180 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of Deutsche Bank Securities Inc. The number of shares of our common stock available for sale to the general public will be reduced to the extent these reserved shares are purchased. Any reserved shares that are not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares in this offering.

Pricing of This Offering

      Prior to this offering, there has been no public market for the common stock. Consequently, the initial public offering price for our common stock has been determined by negotiation among us and the representatives of the underwriters. Among the principal factors considered in determining the initial public offering price were:

     - prevailing market conditions;

     - our results of operations in recent periods;

     - the market capitalization and stage of development of other companies that we and the representatives of the underwriters believe to be comparable to our business; and

     - estimates of our business potential.

      The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions and other factors.

      Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners has been named as a lead or co-manager on 153 filed public offerings of equity securities, of which 109 have been completed, and has acted as a syndicate member in an additional 80 public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us pursuant to the underwriting agreement entered into in connection with this offering.

     CERTAIN UNITED STATES TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS


      There are federal income and estate tax consequences related to the ownership and disposition of our common stock by a non-U.S. holder. A non-U.S. holder is any person or entity that, for United States federal income tax purposes, is either a non-resident individual, a corporation or other entity taxed as a corporation organized or created under non-U.S. law, an estate that is not taxable in the United States on its worldwide income or a trust that is either not subject to primary supervision over its administration by a United States court or not subject to the control of a U.S. person with respect to substantial trust decisions. Partnerships organized outside of the United States and their partners should consult their own tax advisors about the consequences of holding our common stock, as the tax treatment with respect to foreign partnerships and their partners is complex.


      Individuals may, in certain cases, be deemed to be resident aliens, as opposed to non-resident aliens, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes, all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). Resident aliens are generally subject to United States federal income tax as if they were United States citizens.

      This summary does not discuss all United States federal income tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances or to non-U.S. holders that may be subject to special treatment under United States federal income tax laws. This summary assumes that non-U.S. holders hold their stock as capital assets. Furthermore, this summary does not discuss aspects of United States federal income taxation that may be applicable to holders of options to purchase our common stock, nor does it address any aspects of non-U.S. taxation or United States state or local taxation.

      This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing, temporary and proposed regulations promulgated thereunder, and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect.

      THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE TO ANY PARTICULAR SHAREHOLDER. SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE DESCRIBED TRANSACTIONS IN THEIR PARTICULAR CIRCUMSTANCES.

Dividends

      In the event that dividends are paid on shares of our common stock, dividends paid to a non-U.S. holder of our common stock generally will be subject to United States withholding tax at a 30% rate, unless an applicable income tax treaty provides for a lower withholding rate.

      Currently, the applicable United States Treasury regulations presume, absent actual knowledge to the contrary, that dividends paid to an address in a foreign country are paid to a resident of such country for purposes of the 30% withholding tax. However, recently finalized United States Treasury regulations provide that in the case of dividends paid after December 31, 2000, United States backup withholding tax at a 31% rate will be imposed on dividends paid to non-U.S. holders if the certification or documentary evidence procedures and requirements set forth in such regulations are not satisfied directly or through an intermediary. Further, in order to claim the benefit of an applicable income tax treaty rate for dividends paid after December 31, 2000, a non-U.S. holder must comply with certification requirements set forth in the recently finalized United States Treasury regulations.

      The 30% withholding tax does not apply to dividends paid to a non-U.S. holder that provides a Form 4224 or, after December 31, 2000, a Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder's conduct of a trade or business within the United States. Instead, the effectively connected dividends will generally be subject to regular United States income tax as if the non-U.S. holder were a United States resident. If the non-U.S. holder is eligible for the benefits of a tax treaty between the United States and the holder's country of residence, any effectively connected income will be subject to United States federal income tax only if it is attributable to a permanent establishment in the United States mainlined by the holder. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional "branch profits tax" imposed at a rate of 30% (or a lower treaty rate) on an earnings amount that is net of the regular tax.

      A non-U.S. holder may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund along with the required information with the Internal Revenue Service ("IRS").

Gain on Disposition of Common Stock

      A non-U.S. holder generally will not be subject to United States federal income or withholding tax requirements in respect of gain recognized on a disposition of common stock unless:

     (a) the gain is effectively connected with the conduct of a trade or business of the non-U.S. holder within the United States or of a partnership, trust or estate in which the non-U.S. holder is a partner or beneficiary within the United States and, if certain tax treaties apply, is attributable to a permanent establishment of the non-U.S. holder, within the United States;

     (b) the non-U.S. holder is an individual who holds our common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code, is present in the United States for 183 or more days in the taxable year of the disposition and meets certain other tax law requirements;

     (c) the non-U.S. holder is a United States expatriate required to pay tax pursuant to the provisions of United States tax law; or

     (d) we are or have been a "United States real property holding corporation" for federal income tax purposes at any time during the shorter of the five-year period preceding such disposition or the period that the non-U.S. holder holds our common stock.

      We believe that we are not, have not been and do not anticipate becoming, a United States real property holding corporation for United States federal income tax purposes.

      A non-U.S. holder who is an individual and is described in clause (a) or
(c) above will be required to pay tax on the net gain derived from a sale of our common stock at regular graduated United States federal income tax rates. Further, a non-U.S. holder who is an individual and who is described in clause (b) above generally will be subject to a flat 30% tax on the gain derived from a sale. A non-U.S. holder that is a corporation and that is described in clause (a) above generally will be required to pay tax on its net gain at regular graduated United States federal income tax rates. Such non-U.S. holder may also have to pay a branch profits tax.

Federal Estate Tax

      For United States federal estate tax purposes, an individual's gross estate will include our common stock owned, or treated as owned, by an individual. Generally, this will be the case regardless whether or not such individual was a United States citizen or a United States resident. This general rule of inclusion may be limited by an applicable estate tax or other treaty.

Information Reporting and Backup Withholding Tax

      Under United States Treasury regulations, we must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends. These information reporting requirements apply whether withholding is required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

Dividends

      Currently, the 31% United States backup withholding tax generally will not apply:

     (a) to dividends which are paid to non-U.S. holders and are taxed at the regular 30% withholding tax rate as discussed above; or

     (b) before January 1, 2001, to dividends paid to a non-U.S. holder at an address outside of the United States unless the payor has actual knowledge that the payee is a U.S. holder.

      The recently finalized United States Treasury regulations provide that in the case of dividends paid after December 31, 2000, a non-U.S. holder generally will be subject to backup withholding tax at the rate of 31% unless:

     (a)   specified certification procedures are followed; or

     (b)   specified documentary evidence procedures are followed.

Sale or Exchange of Common Stock

      U.S. information reporting and backup withholding generally will not apply to a payment of proceeds of a disposition of common stock where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, information reporting requirements, but not backup withholding, generally will apply to such a payment if the broker is:

     - a U.S. person;

     - a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the U.S.;

     - a controlled foreign corporation as defined in the Code; or

     - a foreign partnership with certain U.S. connections (for payments made after December 31, 2000).

Information reporting requirements will not apply in the above cases if the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met or the holder otherwise establishes an exemption.

      A non-U.S. holder will be required to certify its non-U.S. status, in order to avoid information reporting and backup withholding at a 31% rate on disposition proceeds, where the transaction is effected by or through a U.S. office of a broker.

      The tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. When withholding results in an overpayment of taxes, a refund may be obtained if the required information is furnished to the IRS.

                                 LEGAL MATTERS

      The validity of the shares of common stock offered hereby will be passed upon for Bruker Daltonics by Hutchins, Wheeler & Dittmar, A Professional Corporation, Boston, Massachusetts. Richard M. Stein, a stockholder of Hutchins, Wheeler & Dittmar, holds options to purchase 3,000 shares of the common stock of
Bruker Daltonics and will purchase           shares of common stock in this
offering. Mr. Stein is also a Director and the Secretary of Bruker Daltonics. Certain legal matters in connection with the offering will be passed upon for the underwriters by Ropes & Gray, Boston, Massachusetts.

                                    EXPERTS


      BDO von Riegen, Lienau, Sucker & Partner GmbH, independent auditors, have audited our combined financial statements as of and for the year ended
December 31, 1997, as set forth in their report. Ernst & Young LLP, independent auditors, have audited our consolidated and combined financial statements as of and for the years ended December 31, 1998 and 1999, as set forth in their report. We have included our financial statements in this prospectus and elsewhere in this registration statement in reliance on BDO von Riegen, Lienau, Sucker & Partner GmbH and Ernst & Young LLP's reports, given upon their authority as experts in accounting and auditing.


                      WHERE YOU CAN FIND MORE INFORMATION


      We have filed a registration statement on Form S-1 with the Securities and Exchange Commission, or SEC, for our common stock that we are offering by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and our common stock, we make reference to the registration statement and to the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or any other document referred to are qualified in all respects by reference to the copy of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement may be inspected by anyone without charge at the SEC's principal office in Washington, D.C., and copies of all or any part of the registration statement may be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of certain fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the web site is http://www.sec.gov. Upon completion of the offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended and, in accordance therewith, will file reports, proxy statements and other information with the SEC.


      We intend to furnish our stockholders with annual reports containing financial statements audited by our independent public accountants and quarterly reports for the first three fiscal quarters of each fiscal year containing unaudited interim financial information.

                             BRUKER DALTONICS INC.

                         INDEX TO FINANCIAL STATEMENTS


Report of Ernst & Young LLP, Independent Auditors for the
  years ended
  December 31, 1998 and 1999................................     F-2

Consolidated Balance Sheets as of December 31, 1998, 1999
  and March 31, 2000 (unaudited)............................     F-3

Combined / Consolidated Statements of Operations for the
  years ended
  December 31, 1998 and 1999 and for the three months ended
  March 31, 1999 and 2000 (unaudited).......................     F-4

Combined / Consolidated Statements of Stockholders' Equity
  for the years ended
  December 31, 1998 and 1999 and for the three months ended
  March 31, 2000 (unaudited)................................     F-5

Combined / Consolidated Statements of Cash Flows for the
  years ended
  December 31, 1998 and 1999 and for the three months ended
  March 31, 1999 and 2000 (unaudited).......................     F-6

Notes to Financial Statements for the years ended December
  31, 1998
  and 1999..................................................     F-7

Report of BDO von Riegen, Lienau, Sucker & Partner GmbH,
  Independent Auditors for the year ended December 31,
  1997......................................................    F-22

Report of Ernst & Young LLP, Independent Auditors for the
  year ended December 31, 1997..............................    F-23

Combined Balance Sheet as of December 31, 1997..............    F-24

Combined Statement of Operations for the year ended December
  31, 1997..................................................    F-25

Combined Statement of Stockholders' Equity for the year
  ended December 31, 1997...................................    F-26

Combined Statement of Cash Flows for the year ended December
  31, 1997..................................................    F-27

Notes to Financial Statements for the year ended December
  31, 1997..................................................    F-28


      All financial data schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

               Report of Ernst & Young LLP, Independent Auditors

The Board of Directors
Bruker Daltonics Inc.

      We have audited the accompanying consolidated balance sheets of Bruker Daltonics Inc. (the Company), as of December 31, 1998 and 1999, the related combined statements of operations, stockholders' equity, and cash flows for the year ended December 31, 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year ended
December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bruker Daltonics Inc. at December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States.

                                          /s/ ERNST & YOUNG LLP

Boston, Massachusetts
March 11, 2000

                             BRUKER DALTONICS INC.

                          CONSOLIDATED BALANCE SHEETS


                                                                     December 31,            March 31,
                                                              ---------------------------   ------------
                                                                  1998           1999           2000
                                                              ------------   ------------   ------------
                                                                                            (unaudited)
                                                                                            ------------
                                         ASSETS

Current assets:
  Cash and cash equivalents.................................  $ 1,134,916    $ 2,443,142    $  3,904,531
  Accounts receivable, less allowances for doubtful accounts of $157,198 in 1998, $113,861 in 1999 and $113,861 in
   2000.....................................................    9,743,922     12,203,888       8,993,853
  Inventories...............................................   17,033,673     25,441,844      31,320,039
  Deferred income taxes.....................................      369,150        899,000         892,095
  Other assets..............................................    1,055,375        532,446       1,970,151
                                                              -----------    -----------    ------------
      Total current assets..................................   29,337,036     41,520,320      47,080,669
                                                              -----------    -----------    ------------

Restricted cash.............................................    5,895,871             --              --
Property, plant and equipment, net..........................   28,365,580     25,350,543      23,783,801
Intangible and other assets.................................      242,827        438,197         373,418
                                                              -----------    -----------    ------------
          Total assets......................................  $63,841,314    $67,309,060    $ 71,237,888
                                                              ===========    ===========    ============

                          LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Short-term bank borrowings................................  $ 2,941,239    $ 2,496,350    $  2,630,687
  Accounts payable..........................................    3,254,786      6,661,399       5,934,876
  Due to affiliated companies...............................      147,239      1,496,240       4,406,424
  Accrued expenses..........................................    1,720,043      3,805,486       3,046,854
  Accrued payroll...........................................    1,656,727      1,741,669       1,754,985
  Customer deposits.........................................    9,872,513      8,323,465      11,221,574
  Warranty reserves.........................................    3,206,621      4,739,013       4,609,828
  Income taxes payable......................................      199,982        176,690         140,648
                                                              -----------    -----------    ------------
      Total current liabilities.............................   22,999,150     29,440,312      33,745,876
                                                              -----------    -----------    ------------

Deferred revenue............................................       99,841        393,371         808,183
Long-term debt..............................................   14,982,498     12,843,582      12,289,240
Deferred income tax liabilities.............................    8,667,382      8,785,712       8,600,086
Contingent liabilities......................................    6,752,312      5,788,434       6,043,440

Stockholders' equity:
  Common stock, $0.01 par value, authorized 100,000,000
   shares, issued and outstanding 45,500,000 shares in 1998,
   1999 and 2000............................................      455,000        455,000         455,000
  Additional paid-in capital................................    6,045,000      6,045,000       6,045,000
  Accumulated other comprehensive loss......................   (1,322,828)    (2,854,829)     (3,335,661)
  Retained earnings.........................................    5,162,959      6,412,478       6,586,724
                                                              -----------    -----------    ------------
      Total stockholders' equity............................   10,340,131     10,057,649       9,751,063
                                                              -----------    -----------    ------------
          Total liabilities and stockholders' equity........  $63,841,314    $67,309,060    $ 71,237,888
                                                              ===========    ===========    ============


        The accompanying notes are an integral part of these statements.

                             BRUKER DALTONICS INC.

                COMBINED / CONSOLIDATED STATEMENTS OF OPERATIONS


                                                         Year Ended December 31,        Three Months Ended March 31,
                                                       ----------------------------   --------------------------------
                                                           1998           1999            1999               2000
                                                       ------------   -------------   -------------      -------------
                                                         COMBINED     CONSOLIDATED    CONSOLIDATED       CONSOLIDATED
                                                                                                (UNAUDITED)
Product revenue......................................  $40,157,261     $60,620,349    $ 10,878,678       $ 14,034,856
Other revenue........................................    2,049,740       4,070,101       1,019,235            563,644
                                                       -----------     -----------    ------------       ------------
          Net revenue................................   42,207,001      64,690,450      11,897,913         14,598,500
                                                       -----------     -----------    ------------       ------------

Costs and operating expenses:
  Cost of product revenue............................   19,672,357      31,617,724       5,496,505          6,574,128
  Sales and marketing................................    7,434,968      11,345,265       2,256,101          2,563,424
  General and administrative.........................    2,212,594       3,411,138         617,531          1,108,120
  Research and development...........................   13,048,670      15,138,114       3,088,341          3,600,273
  Patent litigation costs............................           --         537,817         537,817            302,937
                                                       -----------     -----------    ------------       ------------
          Total costs and operating expenses.........   42,368,589      62,050,058      11,996,295         14,148,882
                                                       -----------     -----------    ------------       ------------

Operating income (loss) from continuing operations...     (161,588)      2,640,392         (98,382)           449,618

Other income (expense)...............................      173,737         130,219         139,890            (24,784)
Interest expense, net................................     (900,829)       (907,682)       (267,125)          (102,562)
                                                       -----------     -----------    ------------       ------------
Income (loss) from continuing operations before
  provision for income taxes.........................     (888,680)      1,862,929        (225,617)           322,272
Provision (benefit) for income taxes.................           --         986,887        (119,577)           184,995
                                                       -----------     -----------    ------------       ------------
Income (loss) from continuing operations.............     (888,680)        876,042        (106,040)           137,277
Income from discontinued operations, net of income
  taxes..............................................      383,414         373,477          90,435             36,969
                                                       -----------     -----------    ------------       ------------
Net income (loss)....................................  $  (505,266)    $ 1,249,519    $    (15,605)      $    174,246
                                                       ===========     ===========    ============       ============

Net income (loss) per share-basic and diluted
  Income (loss) from continuing operations...........  $     (0.02)    $      0.02    $       0.00       $       0.00
  Income from discontinued operations, net of income
    taxes............................................         0.01            0.01            0.00               0.00
                                                       -----------     -----------    ------------       ------------
Net income (loss) per share..........................  $     (0.01)    $      0.03    $       0.00       $       0.00
                                                       ===========     ===========    ============       ============
Shares used in computing net income (loss) per
  share-basic and diluted............................   45,500,000      45,500,000      45,500,000         45,500,000
                                                       ===========     ===========    ============       ============


        The accompanying notes are an integral part of these statements.

                             BRUKER DALTONICS INC.

           COMBINED / CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                              Common Stock
                                        ------------------------                                 Accumulated
                                          Bruker       Bruker      Additional                       Other            Total
                                        Daltonics     Daltonik       Paid-in      Retained      Comprehensive    Stockholders'
                                           Inc.         GmbH         Capital      Earnings      Income (Loss)        Equity
                                        ----------   -----------   -----------   -----------   ---------------   --------------
Balance as of December 31, 1997.......   $ 52,500    $3,489,184    $  697,500    $7,600,096      $(1,969,494)     $ 9,869,786
  Issuance of common stock............    402,500            --     5,347,500            --               --        5,750,000
  Payments to stockholders in
   connection with reorganization of
   business...........................         --    (3,489,184)           --    (1,931,871)              --       (5,421,055)
  Foreign currency translation
   adjustment.........................         --            --            --            --          646,666          646,666
  Net loss............................         --            --            --      (505,266)              --         (505,266)
                                                                                                                  -----------
  Net comprehensive income............         --            --            --            --               --          141,400
                                         --------    ----------    ----------    ----------      -----------      -----------
Balance as of December 31, 1998.......    455,000            --     6,045,000     5,162,959       (1,322,828)      10,340,131
  Foreign currency translation
   adjustment.........................         --            --            --            --       (1,532,001)      (1,532,001)
  Net income..........................         --            --            --     1,249,519               --        1,249,519
                                                                                                                  -----------
  Net comprehensive loss..............         --            --            --            --               --         (282,482)
                                         --------    ----------    ----------    ----------      -----------      -----------
Balance as of December 31, 1999.......    455,000            --     6,045,000     6,412,478       (2,854,829)      10,057,649
Foreign currency translation
  adjustment (unaudited)..............                                                              (480,832)        (480,832)
Net income (unaudited)................                                              174,246                           174,246
                                                                                                                  -----------
Net comprehensive loss (unaudited)....                                                                               (306,586)
Balance as of March 31, 2000
  (unaudited).........................   $455,000    $       --    $6,045,000    $6,586,724      $(3,335,661)     $ 9,751,063
                                         ========    ==========    ==========    ==========      ===========      ===========


        The accompanying notes are an integral part of these statements.

                             BRUKER DALTONICS INC.

                COMBINED / CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                       Year Ended December 31,       Three Months Ended March 31,
                                                     ---------------------------   ---------------------------------
                                                        1998           1999            1999                2000
                                                     -----------   -------------   -------------       -------------
                                                      COMBINED     CONSOLIDATED    CONSOLIDATED        CONSOLIDATED
                                                                                              (UNAUDITED)
Operating activities:
Income (loss) from continuing operations...........  $  (888,680)  $    876,042     $  (106,040)        $   137,277
Adjustments to reconcile income (loss) from
  continuing
  operations to net cash provided by
  (used in) continuing operations:
    Depreciation and amortization..................    2,604,582      3,486,625         798,484             832,570
    Deferred income taxes..........................      526,061        875,095          82,014             191,185
    Charge for purchase of in-process research
      and development..............................           --        100,000              --                  --
    Changes in operating assets and liabilities:
      Accounts receivable..........................   (6,272,587)    (3,605,416)      2,952,420           3,217,331
      Inventories..................................   (1,802,029)   (10,264,776)       (307,879)         (7,205,327)
      Other assets.................................     (862,924)        91,990        (640,540)         (1,339,639)
      Accounts payable and accrued expenses........     (479,955)     6,374,182         877,284             161,104
      Warranty reserve.............................    1,758,596      2,033,985         (45,506)             45,052
      Contingent liabilities.......................     (367,257)            --         201,682             518,525
      Income taxes payable.........................     (525,681)          (469)          4,122             (35,789)
      Deferred revenue.............................     (281,799)       294,710          41,177             425,179
      Customer deposits............................       66,098      4,680,139        (282,418)          3,101,162
                                                     -----------   ------------     -----------         -----------
Net cash provided by (used in) continuing
  operations.......................................   (6,525,575)     4,942,107       3,574,800              48,630
Net cash provided by (used in) discontinued
  operations.......................................       (9,068)       495,126         210,153             (78,067)
                                                     -----------   ------------     -----------         -----------
    Net cash provided by (used in) operating
      activities...................................   (6,534,643)     5,437,233       3,784,953             (29,437)

Investing activities:
Purchases of property and equipment................   (2,887,675)    (4,235,677)       (385,825)           (309,694)
Acquisition of business, net of cash acquired......           --       (200,000)             --              50,000
                                                     -----------   ------------     -----------         -----------
    Net cash used in investing activities..........   (2,887,675)    (4,435,677)       (385,825)           (259,694)

Financing activities:
Proceeds from long-term debt.......................   14,212,750             --              --                  --
Proceeds from short-term borrowings................    2,603,898      1,000,000       2,518,897             204,313
Payments on short-term borrowings..................      (50,000)    (1,086,700)             --
Advances from (payments to) affiliated companies...   (8,616,816)       444,370      (6,305,386)          1,582,408
Issuance of common stock...........................    5,750,000             --              --                  --
Payments to stockholders...........................   (5,435,012)            --              --                  --
                                                     -----------   ------------     -----------         -----------
    Net cash provided by (used in) financing
      activities...................................    8,464,820        357,670      (3,786,489)          1,786,721

Effect of exchange rate changes....................       70,979        (51,000)        (76,408)            (36,201)
                                                     -----------   ------------     -----------         -----------
Net change in cash and cash equivalents............     (886,519)     1,308,226        (463,769)          1,461,389
Cash and cash equivalents at beginning of period...    2,021,435      1,134,916       1,134,916           2,443,142
                                                     -----------   ------------     -----------         -----------
Cash and cash equivalents at end of period.........  $ 1,134,916   $  2,443,142     $   671,147         $ 3,904,531
                                                     ===========   ============     ===========         ===========
Supplemental cash flow information:
  Cash paid for interest...........................  $ 1,018,765   $  1,231,867
  Cash paid for taxes..............................      152,821        463,987


        The accompanying notes are an integral part of these statements.

                             BRUKER DALTONICS INC.

                         NOTES TO FINANCIAL STATEMENTS

1. Description of Business

      Bruker Daltonics Inc. and its wholly-owned subsidiaries (the "Company") design, manufacture and market proprietary life science systems based on its mass spectrometry core technology platforms. The Company also sells a broad range of field analytical systems for substance detection and pathogen identification. The Company maintains major technical centers in Europe, North America and Japan. Bruker Daltonics allocates substantial capital and resources to research and development and is party to various collaborations and strategic alliances. The Company's diverse customer base includes pharmaceutical companies, biotechnology companies, academic institutions and government agencies.

      These financial statements represent the consolidated accounts of Bruker Daltonics Inc., and its wholly-owned subsidiaries as of December 31, 1998 and 1999 and for the year ended December 31, 1999, and the combined accounts of Bruker Daltonics Inc., and its affiliated companies for the year ended December 31, 1998 (see Note 3). All significant intercompany accounts and transactions have been eliminated in consolidation and combination, respectively.

2. Summary of Significant Accounting Policies

USE OF ESTIMATES

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


INTERIM CONSOLIDATED FINANCIAL STATEMENTS



      The consolidated financial statements as of March 31, 2000 and for the three months ended March 31, 1999 and 2000 have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 2000 are not necessarily indicative of the results that may be expected for the year ending December 31, 2000.


CASH AND CASH EQUIVALENTS

      The Company considers all highly liquid investments with original maturities of 90 days or less at date of purchase to be cash equivalents. Cash and cash equivalents are carried at cost, which approximates fair market value at year end.

                             BRUKER DALTONICS INC.

2. Summary of Significant Accounting Policies (continued)
RESTRICTED CASH

      At December 31, 1998, $5,895,871 of cash was restricted as part of an advance deposit for a product distribution agreement between Bruker Daltonik GmbH and Hewlett-Packard Company (HP). The original advance was $6,680,002, from which the Company withdrew amounts for payment as products were delivered and accepted by HP. This deposit was reduced to $1,200,000 in the second quarter of 1999 and is no longer restricted. The Company has included the entire balance of $5,895,871 in customer deposits as of December 31, 1998.

CONCENTRATION OF CREDIT RISK

      Financial instruments which subject the Company to credit risk consist of cash and cash equivalents and accounts receivables. The risk with respect to cash and cash equivalents is minimized by the Company's policy of investing in short-term financial instruments issued by highly-rated financial institutions. The risk with respect to accounts receivable is minimized by the credit worthiness of the Company's customers. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Credit losses have been within management's expectations. For the years ended December 31, 1998 and 1999, two customers accounted for an aggregate of 32% and 30%, respectively, of the Company's product revenue. Accounts receivables for these two customers accounted for an aggregate of 40% and 3% of total receivables as of December 31, 1998 and 1999, respectively.

INVENTORIES

      Inventories are stated at the lower of cost or market with cost determined by the first-in, first-out, ("FIFO") method.

      Inventories include demonstration equipment which the Company offers to current and potential customers. The Company amortizes its demonstration equipment over a three year period. Amortization expense for demonstration equipment was $258,844 and $306,792 for the years ended December 31, 1998 and 1999, respectively.

PROPERTY, PLANT AND EQUIPMENT

      Property, plant and equipment are stated at cost and are being depreciated on a straight-line basis over the estimated useful lives of the assets as follows:


Buildings............................  25 years
Machinery and equipment..............  5-10 years
Furniture and fixtures...............  3-5 years
Leasehold improvements...............  Shorter of 15 years or the life of the lease

                             BRUKER DALTONICS INC.

2. Summary of Significant Accounting Policies (continued)
SOFTWARE COSTS

      Purchased software is capitalized at cost and is amortized over the estimated useful life, generally three years. Software developed for use in the Company's products is expensed as incurred and is classified as research and development expense.

OTHER ASSETS

      Other assets consist principally of patents and licenses. Patents, patent applications and rights are stated at acquisition cost. Amortization of patents is recorded using the straight-line method over the legal lives of the patents, generally for periods ranging up to ten years. Accumulated amortization of these assets amounted to $983,702 and $1,120,840, as of December 31, 1998 and 1999, respectively.

LONG-LIVED ASSETS

      The Company reviews long-lived assets for impairment, in accordance with Statement of Financial Accounting Standard (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets to Be Disposed Of," whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Assets are written-down to fair value when the carrying costs exceed this amount. Any impairment losses are determined based upon estimated future cash flows and fair values. To date, no such indicators of impairment have been identified.

WARRANTY COSTS

      The Company provides a one year parts and labor warranty with the purchase of equipment. The anticipated cost for this one year warranty is accrued upon recognition of the sale and is included as a current liability on the accompanying balance sheets.

CUSTOMER DEPOSITS

      Under the terms and conditions of contracts with certain customers, the Company requires an advance deposit. These deposit amounts are recorded as a liability until revenue is recognized against the specific contract at time of acceptance of the system.

EARNINGS PER SHARE

      Basic earnings per share is calculated by dividing net earnings by the weighted-average number of common shares outstanding during the period. The diluted earnings per share computation includes the effect of shares which would be issuable upon the exercise of outstanding stock options, reduced by the number of shares which are assumed to be purchased by the Company from the resulting proceeds at the average market price during the period. At
December 31, 1998 and 1999 there were no stock options outstanding, therefore basic and diluted earnings per share are equivalent.

                             BRUKER DALTONICS INC.

2. Summary of Significant Accounting Policies (continued)
FAIR VALUE OF FINANCIAL INSTRUMENTS

      The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable and long-term debt. The carrying amounts of the Company's cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to their short-term nature. The fair value of long-term debt is estimated based on current interest rates offered to the Company for financing arrangements with similar maturities. The recorded value of these financial instruments approximate their fair value at December 31, 1998 and 1999.

FOREIGN CURRENCY TRANSLATION

      In accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Accounting for Foreign Exchange," all balance sheet accounts of foreign subsidiaries are translated into United States dollars at the current exchange rate, and income statement items are translated at the average exchange rate for the period; resulting translation adjustments are made directly to accumulated other comprehensive income (loss) in stockholders' equity. Realized exchange gains and losses are included in current operations and were not material.

REVENUE RECOGNITION


      Revenue is recognized from system sales, including hardware with embedded software, when a product is accepted by the customer, except when sold through an independent distributor, a strategic distribution partner or an unconsolidated Bruker affiliated distributor which assumes responsibility for installation, in which case the system sale is recognized when the products are shipped to the distributor and title has transferred to the distributor. Our distributors do not have price protection rights or rights to return, however our products are warranted to be free from defect for a period of, typically one year. Revenue from accessories and parts is recognized upon shipment, and revenue from services when performed.


      The Company also offers to its customers warranty and service agreements extending beyond the initial year of warranty for a fee. These fees are recorded as deferred revenue and amortized into income over the life of the agreements.

      Other revenues, which are principally comprised of research and development grants, are recognized as grant work is performed.


      The Company believes that its revenue recognition policies comply with SEC Staff Accounting Bulletin No. 101--"Revenue Recognition in Financial Statements."


ADVERTISING COSTS

      Advertising costs are expensed as incurred. Advertising expenses included in sales and marketing were $452,466 and $363,567 for the years ended
December 31, 1998 and 1999, respectively.

                             BRUKER DALTONICS INC.

2. Summary of Significant Accounting Policies (continued)
INCOME TAXES

      The Company provides for income taxes under the liability method prescribed by SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the difference is expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

ACCOUNTING DEVELOPMENTS

      In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The provisions of the statement require the recognition of all derivatives as either assets or liabilities in the statement of financial position and the measurement of those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Company is required to implement the statement in the first quarter of fiscal 2001. The Company does not believe that this new accounting standard will have a material impact on the financial statements.

      In fiscal 1999, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The statement established annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products and services, geographic areas and major customers. The adoption of the statement did not affect the results of operations or financial position of the Company.

3. Acquisitions

BRUKER DALTONIK GMBH


      Effective December 21, 1998, Bruker Daltonics Inc. acquired all the equity interests of Bruker Daltonik GmbH formerly known as Bruker Franzen Analytik GmbH (a manufacturer of mass spectrometers) for $5,435,012 funded through the issuance of 5,750,000 shares of common stock for $1.00 per share to existing shareholders. The operations of Bruker Daltonik GmbH and its subsidiary, Bruker Saxonia Analytik GmbH, based in Germany, are included in the 1998 combined statements of operations for comparative purposes. The transaction represented an exchange between entities under common control and, accordingly, the assets acquired and liabilities assumed have been accounted for at historical cost in a manner similar to a pooling-of-interests.


PROTEIGENE, INC.

      On December 6, 1999, the Company acquired a 49% interest in
ProteiGene, Inc. from an officer of the Company for $50,000, the estimated fair market value. ProteiGene is a bioanalytical research and development company specializing in applications of mass spectrometry and bioinformatics in medical and microbiologic diagnostics. ProteiGene is developing products to be used in the care of patients suffering from routine and exotic

                             BRUKER DALTONICS INC.

3. Acquisitions (continued)
infections, organ transplant rejection, and genetic and environmental diseases including cancers and auto-immune conditions where standard microbiologic and histopathologic diagnostics have proven ineffective.


VIKING INSTRUMENTS CORPORATION



      On June 22, 1999, the Company purchased, the assets of Viking Instruments Corporation, a developer and manufacturer of transportable gas chromatrograph mass spectrometers (GC/MS). These transportable GC/MS instruments are used for laboratory and field analysis of soil, air and water for the identification and quantification of a wide variety of organic compounds and pollutants. The acquisition cost was $150,000, and the results of operations are included in the accompanying consolidated financial statements from the date of acquisition. In connection with the acquisition, $100,000 was expensed as purchased in-process research and development, $25,000 was allocated to core technology, and classified as an intangible, $20,000 was allocated to inventory and $5,000 was allocated to fixed assets. The amortization period is five years for the intangibles and three to five years for the fixed assets.



      The $100,000 in-process research and development was attributed to the Viking 573, a transportable gas chromatrograph mass spectrometer, and supported by a discounted probable cash flow analysis on a project-by-project basis modified to reflect the stage of completion of the in-process research and development expenditures. As of June 22, 1999, the feasibility of the acquired technology had not been established and the acquired technology had no future alternative uses.


4. Inventories

      The components of inventories were as follows:


                                            December 31,            March 31,
                                     ---------------------------   ------------
                                         1998           1999           2000
                                     ------------   ------------   ------------
                                                                   (unaudited)
Raw materials......................  $ 3,924,861    $ 5,849,464    $ 6,612,000
Work-in-process....................    8,833,788     10,776,494     12,044,681
Finished goods.....................    4,275,024      8,815,886     12,663,358
                                     -----------    -----------    -----------
                                     $17,033,673    $25,441,844    $31,320,039
                                     ===========    ===========    ===========

                             BRUKER DALTONICS INC.

5. Property, Plant and Equipment

    Property, plant and equipment consisted of the following:


                                                        December 31,
                                                 ---------------------------
                                                     1998           1999
                                                 ------------   ------------
Land...........................................  $  1,726,893   $  1,480,358
Buildings......................................    26,975,800     24,165,161
Office furniture, machinery and equipment......    18,443,195     18,327,638
Leasehold improvements.........................        11,085         11,085
                                                 ------------   ------------
                                                   47,156,973     43,984,242
Less accumulated depreciation and
  amortization.................................   (18,791,393)   (18,633,699)
                                                 ------------   ------------
                                                 $ 28,365,580   $ 25,350,543
                                                 ============   ============


      Depreciation expense for the years ended December 31, 1998 and 1999 was $2,464,693 and $3,317,282, respectively. Amortization of leasehold improvements is included with depreciation in the accompanying financial statements.

6. Income Taxes

      The components of income (loss) from continuing operations before provision for income taxes consisted of the following for the years ended December 31, 1998 and 1999:

                                                     Year Ended December 31,
                                                    -------------------------
                                                       1998          1999
                                                    -----------   -----------
United States.....................................  $   229,908   $(1,527,000)
Foreign...........................................   (1,118,588)    3,389,929
                                                    -----------   -----------
                                                    $  (888,680)  $ 1,862,929
                                                    ===========   ===========

                             BRUKER DALTONICS INC.

6. Income Taxes (continued)
      Significant components of the provision for income taxes for the years ended December 31, 1998 and 1999 were as follows:

                                                      Year Ended December 31,
                                                     --------------------------
                                                        1998            1999
                                                     ----------       ---------
Current:
  Federal..........................................  $  96,536        $     --
  State............................................     11,464              --
  Foreign..........................................         --          72,000
                                                     ---------        --------
                                                       108,000          72,000
                                                     ---------        --------

Deferred:
  Federal..........................................    (26,000)             --
  State............................................    (82,000)             --
  Foreign..........................................         --         914,887
                                                     ---------        --------
                                                      (108,000)        914,887
                                                     ---------        --------
      Total income taxes on continuing operations..  $      --        $986,887
                                                     =========        ========

      The reconciliation of income tax computed at the United States federal statutory tax rate to income tax expense for the years ended December 31, 1998 and 1999 was as follows:

                                                      Year Ended December 31,
                                                     --------------------------
                                                        1998            1999
                                                     ----------       ---------
Income tax (benefit) at statutory rate.............       34.0%           34.0%
Add (deduct):
  Change in valuation allowance....................      (30.5)           35.6
  Permanent differences............................       (1.6)            1.2
  Foreign income tax at differing rates............         --            (8.9)
  Other............................................       (1.9)           (9.0)
                                                     ---------        --------
                                                            --            52.9%
                                                     =========        ========

                             BRUKER DALTONICS INC.

6. Income Taxes (continued)
      The components of the Company's deferred income taxes were as follows:

                                                          December 31,
                                                    -------------------------
                                                       1998          1999
                                                    -----------   -----------
Deferred tax assets:
  Inventory.......................................  $   301,000   $   880,000
  Warranty accrual................................       55,000       257,000
  Allowance for doubtful accounts.................       10,000        11,000
  R & D tax credit carryforward...................      175,000       225,000
  Net operating loss carryforward.................       29,000       171,000
  Other...........................................       49,000       456,000
                                                    -----------   -----------
                                                        619,000     2,000,000
Valuation allowance...............................      (99,000)     (763,000)
                                                    -----------   -----------
Net deferred tax..................................      520,000     1,237,000

Deferred tax liabilities:
  Patent litigation costs.........................   (2,793,000)   (4,023,000)
  Excess tax over book depreciation...............   (5,998,000)   (4,939,000)
  Other...........................................      (27,000)     (162,000)
                                                    -----------   -----------
Total deferred tax liabilities....................   (8,818,000)   (9,124,000)
                                                    -----------   -----------
Net deferred tax liability........................  $(8,298,000)  $(7,887,000)
                                                    ===========   ===========

      For financial reporting purposes, a valuation allowance of $99,000 and $763,000 for December 31, 1998 and 1999, respectively, has been recognized to offset deferred tax assets since uncertainty exists with respect to future realization of deferred tax assets.

      As of December 31, 1999, the Company had approximately $225,000 and $428,000 of research and development tax credits and net operating loss carryforwards, respectively, available to reduce future federal tax liabilities. These credits expire at various dates through the year 2019.

      Undistributed earnings of foreign subsidiaries aggregated approximately $8.1 million at December 31, 1999, which, under existing law, will not be subject to United States tax until distributed as dividends. Because the earnings have been or are intended to be indefinitely reinvested in foreign operations, no provision has been made for United States income taxes that may be applicable thereto.

7. Financing Arrangements

      In August 1999, the Company entered into a revolving line of credit with Citizens Bank in the amount of $2,500,000. This line, which is secured by certain inventory, receivables and equipment in the United States, is used to provide working capital and expires July 31, 2001. Interest on this line of credit is at the lower of LIBOR plus 175 basis points (7.91% at

                             BRUKER DALTONICS INC.

7. Financing Arrangements (continued)
December 31, 1999) or the Prime Rate (8.5% at December 31, 1999). There is no commitment fee on the unused portion of the line. As of December 31, 1999, the Company had $1,000,000 outstanding on this line of credit.

      The Company also maintained revolving lines of credit in 1998 and 1999, respectively, of approximately $4,200,000 and $6,200,000, among German banks at interest rates ranging between 7.5% and 6.1%. At December 31, 1998 and 1999, $2,941,239 and $1,496,350, respectively, was outstanding against these revolving lines of credit. The lines are secured by certain inventory and accounts receivable in Germany and are renewable in June 2000.

      The weighted average interest rate for all outstanding borrowings under the Company's lines of credit was 7.01% and 7.06% at December 31, 1998 and 1999, respectively.

      The Company has three notes payable with outstanding balances aggregating $14,982,498 and $12,843,582 as of December 31, 1998 and 1999, respectively. One note ($5,137,434 at December 31, 1999), with an interest rate of 5.10%, is payable in full in 2003. The other two notes ($7,706,148 in the aggregate at December 31, 1999), have an interest rate of 4.65% and are due in 2008. The notes are payable to Commerzbank in Germany. Interest is due monthly and all obligations are collateralized by the land and buildings of Bruker Daltonik GmbH.


8. Stockholder's Equity



STOCK SPLIT



      On February 14, 2000, the Board of Directors of Bruker Daltonics Inc. authorized a seven-for-one stock split in the form of a stock dividend. Shareholders of record received six additional shares of common stock for every share they owned. All common shares and per share data in the accompanying financial statements have been restated to reflect the stock split.



STOCK OPTIONS



      In February 2000, the Board of Directors adopted and the Stockholders approved the 2000 Stock Option Plan ("the Plan"). The Plan provides for the issuance of up to 2,220,000 shares of Common Stock in connection with stock options or other awards under the Plan. The Plan allows a committee of the Board of Directors (the "Committee") to grant incentive stock options, non-qualified stock options, stock appreciation rights and stock awards (including the use of restricted stock and phantom shares). The Committee has the authority to determine which employees will receive the rewards, the amount of the awards, and other terms and conditions of the award. In February 2000, the Committee granted stock options for 783,135 shares of common stock, which vest over three-to-five year periods.

                             BRUKER DALTONICS INC.

8. Stockholder's Equity (continued)


      Stock option activity for the three month period ended March 31, 2000 is as follows:



                                                                     Weighted
                                                                     Average
                                                       Options    Exercise Price
                                                       --------   --------------
Outstanding at December 31, 1999.....................       --           --
Granted..............................................  783,135        $5.29
Exercised............................................       --           --
Forfeited............................................       --           --
                                                       -------        -----
Outstanding at March 31, 2000........................  783,135        $5.29
                                                       =======
Exercisable at March 31, 2000........................       --
                                                       =======
Weighted average fair value of options granted during
  the year...........................................                 $1.50



      Exercise prices for options outstanding as of March 31, 2000 ranged from $5.27 to $5.80. The weighted-average remaining contractual life of those options is 9.92 years. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 2000: risk free interest rate of 6.53%, dividend yield of 0% and a weighted-average expected life of the option of 5 years. The Company has never declared dividends on any of its capital stock and does not expect to do so in the foreseeable future.



      The Company accounts for stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and has adopted the disclosure-only alternative of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Stock options granted to non-employees, including Scientific Advisory Board Members, are accounted for in accordance with Emerging Issues Task Force Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services," which requires the value of such options to be remeasured as they vest over a performance period. The fair value of such options is determined using the Black-Scholes model and the resulting charge is recognized as the related services are performed. The Company has not incurred significant compensation expense relating to non-employee grants.



      For purposes of pro forma disclosures, the estimated fair value of stock options is amortized to expense over the options' respective vesting periods and the estimated fair value of shares issued under the Company's stock option plan has been determined based on the fair value at date of grant as defined by SFAS 123, the Company's pro forma results for the three month period ended
March 31, 2000 would have been as follows:




Pro forma net income........................................  $153,716
Pro forma basic and diluted income per share................  $   0.00

                             BRUKER DALTONICS INC.

9. Segment and Geographic Information


      The Company operates in one business segment and engages in the design, manufacturing and marketing of proprietary life science systems, process analysis systems, and analytical instruments based primarily on mass spectrometry technology.

GEOGRAPHIC AREAS

      Information concerning principal geographic areas is as follows:


                                                                          Three Months Ended
                                          Year Ended December 31,              March 31,
                                        ---------------------------   ---------------------------
                                            1998           1999           1999           2000
                                        ------------   ------------   ------------   ------------
                                                                              (unaudited)
NET PRODUCT REVENUES FROM EXTERNAL
  CUSTOMERS
  Germany.............................  $26,621,316    $31,694,883    $ 7,621,834    $ 4,210,614
  United States.......................   13,535,945     22,166,224      3,256,844      5,927,924
  Other...............................           --      6,759,242             --    $ 3,896,318
                                        -----------    -----------    -----------    -----------
                                        $40,157,261    $60,620,349    $10,878,678    $14,034,856
                                        ===========    ===========    ===========    ===========


      Net product revenues are attributable to geographic areas based on the region of sale.


                                               December 31,                    March 31,
                                        ---------------------------   ---------------------------
                                            1998           1999           1999           2000
                                        ------------   ------------   ------------   ------------
                                                                              (unaudited)
LONG-LIVED ASSETS (EXCLUDING
  INTANGIBLE ASSETS)
  Germany.............................  $28,037,374    $24,283,757    $25,464,905    $22,692,833
  United States.......................      328,206        484,006        357,844        342,084
  Other...............................           --        672,935             --        796,840
                                        -----------    -----------    -----------    -----------
                                        $28,365,580    $25,440,698    $25,822,749    $23,831,757
                                        ===========    ===========    ===========    ===========
NET ASSETS
  Germany.............................  $ 9,307,408    $11,320,044    $ 8,209,630     11,217,117
  United States.......................    6,821,503      5,294,422      6,912,072      5,223,709
  Other...............................           --        357,091             --        189,211
                                        -----------    -----------    -----------    -----------
                                         16,128,911     16,971,557     15,121,702     16,630,037
  Elimination entries.................   (5,788,780)    (6,913,908)    (5,580,815)    (6,878,974)
                                        -----------    -----------    -----------    -----------
                                        $10,340,131    $10,057,649    $ 9,540,887    $ 9,751,063
                                        ===========    ===========    ===========    ===========



10. Discontinued Operations


      In 1999, the Company decided to discontinue its Fourier Transform-Infrared (FT-IR) business. The FT-IR business unit sells and services FT-IR instruments to a variety of markets outside the Company's core technology platform of mass spectrometry. The Company plans

                             BRUKER DALTONICS INC.

10. Discontinued Operations (continued)

to complete the sale of its FT-IR business to Bruker Optik GmbH, an affiliated entity, in the first half of 2000 for a price, which approximates the net book value of the assets and liabilities of the business.

      Summary results for the discontinued operations for the years ended December 31, 1998 and 1999 are as follows:

                                                     Year Ended December 31,
                                                  -----------------------------
                                                     1998              1999
                                                  -----------       -----------
Net product revenues............................  $2,853,737        $2,741,815
Total costs and expenses........................  (2,214,492)       (2,119,423)
Provision for income taxes......................    (255,831)         (248,915)
                                                  ----------        ----------
Income from discontinued operations.............  $  383,414        $  373,477
                                                  ==========        ==========

      The assets and liabilities of the discontinued operations as of December 31, 1998 and 1999 consisted of inventories ($30,930 and $31,650, respectively) and accounts payable ($24,317 and $146,686, respectively).


11. Related-Party Transactions


      The Company is affiliated, through common shareholders, with several other entities which use the Bruker name. The Company and its affiliates have entered into a sharing agreement which provides for the sharing of specified intellectual property rights, services, facilities and other related items.

      The Company recognized sales to affiliated entities of $9,804,838 in 1998 and $10,307,416 in 1999 and purchases from affiliated entities of $3,913,662 in 1998 and $3,208,752 in 1999.

      In 1998 and 1999, various Bruker affiliates provided administrative and other services (including office space-see note 12) to the Company at a cost of approximately $227,000 and $437,000, respectively, based on its assessment of the estimated fair market value of such services.


12. Employee Benefit Plans


      The Company maintains or sponsors various defined contribution retirement plans that cover domestic and international employees. The Company may make contributions to these plans at its discretion. Retirement benefits earned are generally based on years of service and compensation during active employment. Eligibility is generally determined in accordance with local statutory requirements. However, the level of benefits and terms of vesting may vary among plans. The Company contributed $66,110 and $122,548 in 1998 and 1999, respectively.

                             BRUKER DALTONICS INC.

13. Commitments and Contingencies


LEASES

      The Company leases office space from related parties, under agreements expiring on various dates through 2004. The Company's principal office lease expires in 2000. These lease obligations for the next five years are as follows:

2000........................................................  $188,321
2001........................................................     3,971
2002........................................................     3,971
2003........................................................     3,971
2004........................................................     3,971
                                                              --------
                                                              $204,205
                                                              ========

      Rent expense for the years ended December 31, 1998 and 1999 was $131,962 and $283,860, respectively.

LICENSE AGREEMENTS

      The Company has entered into license agreements allowing the Company to utilize certain patents. If these patents are used in connection with a commercial product sale, the Company pays royalties ranging from 0.15% to 5.00% on the related product revenues. Licensing fees for the years ended
December 31, 1998 and 1999 were $146,166 and $178,327, respectively.

GRANTS

      The Company has a grant from the National Institute of Standards and Technology (NIST) Advanced Technology Program, which commenced on March 1, 1995 and ran through February 28, 2000. This grant is for the development of a DNA sequencing time-of-flight mass spectrometer with a total project cost of $7 million, of which $3.5 million will be reimbursed from NIST. The Company's expenditures were $1.3 million and $2.1 million in 1998 and 1999, respectively. Amounts reimbursed from NIST were $594,000 and $1 million in 1998 and 1999, respectively, and are classified in other revenues.

      The Company's wholly-owned subsidiary, Bruker Daltonik GmbH and its subsidiary Bruker Saxonia Analytik GmbH, are the recipients of six grants from German government authorities. The grants were made in connection with the Company's development of specific spectrometers and components of spectrometers. Total grants awarded amount to $4.8 million and expire through December 31, 2001. Amounts received under these grants during 1998 and 1999 totaled
$1.5 million and $3 million, respectively, and are classified in other revenues. Total expenditures related to these grants were $3 million and $3.2 million in 1998 and 1999, respectively.

LEGAL

      The Company's wholly-owned subsidiary, Bruker Daltonik GmbH, has a
$6.8 million and $5.8 million accrued liability at December 31, 1998 and 1999, respectively, related to certain

                             BRUKER DALTONICS INC.

13. Commitments and Contingencies (continued)

patent infringement litigation filed by a competitor. In 1997, the competitor initiated an action in the United States District Court of Massachusetts alleging patent infringement against the Company and Hewlett-Packard. The competitor has also filed a request for an investigation of its patent infringement claims with the United States International Trade Commission (ITC) and has filed suit against the Company in Germany, France and the United Kingdom. The Massachusetts patent action has been pending the final determination of the ITC action while the actions in Germany, France and the United Kingdom are on going.

      In 1998, the ITC found in favor of the Company and in 1999 the Court of Appeals for the Federal Circuit confirmed, in part, the ITC decision in favor of the Company. The Company has filed counterclaims in relation to these patent claims and in 1999 filed an anti-trust suit against the competitor in Massachusetts Federal Court. The Company believes that it has a meritorious defense to the competitor's claims and intends to vigorously defend itself.


      Based on a review of the current facts and circumstances, management of the Company and its subsidiary believe that the amount of the accrued liability is a reasonable estimate of the exposure to loss associated with these matters, representing, principally, anticipated legal fees. While acknowledging the uncertainties of litigation, the Company believes that these matters will be resolved without a material effect on the Company's financial position or results of operations. However, an unfavorable outcome of these matters could result in a material adverse impact on the Company's financial statements, although an estimate of such impact cannot be made.



      Other lawsuits, claims and proceedings of a nature considered normal to its businesses are pending against the Company and its subsidiary. The Company believes the outcome of these proceedings will not have a material impact on the Company's financial position or results of operations.

 Report of BDO von Riegen, Lienau, Sucker & Partner GmbH, Independent Auditors


The Board of Directors
Bruker Daltonics Inc.

      We have audited the accompanying combined balance sheet as of December 31, 1997 of the entities listed in Note 1, and the related combined statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of Bruker Daltonics Inc., which statements reflect total assets of approximately $5.5 million as of December 31, 1997 and total revenues of approximately
$14.7 million for the year then ended. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to data included for Bruker Daltonics Inc., is based solely on the report of other auditors.

      We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, based on our audit and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the combined financial position at December 31, 1997 of the entities listed in
Note 1, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.


Bremen/Federal Republic of Germany, this 6th day of April, 2000



                                                /s/ BDO von Riegen, Lienau, Sucker & Partner GmbH
                                                         Wirtschaftsprufungsgesellschaft

                                           (Sucker)                                         (Dr. Lienau)
                                       Wirtschaftsprufer                                  Wirtschaftsprufer

               Report of Ernst & Young LLP, Independent Auditors

The Board of Directors
Bruker Daltonics Inc.

We have audited the balance sheet of Bruker Daltonics Inc. (formerly Bruker Analytical Systems, Inc.) (the Company) as of December 31, 1997, and the related statements of income, stockholders' equity, and cash flows for the year then ended (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bruker Daltonics Inc. at December 31, 1997, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

                                          /s/ ERNST & YOUNG LLP

Boston, Massachusetts
February 3, 2000

                             BRUKER DALTONICS INC.

                             COMBINED BALANCE SHEET

                                                              December 31,
                                                              ------------
                                                                  1997
                                                              ------------
                                  ASSETS

Current assets:
  Cash and cash equivalents.................................  $ 2,021,435
  Accounts receivable, less allowance for doubtful accounts
   of $1,028................................................    2,449,755
  Inventories...............................................   14,436,816
  Deferred tax asset........................................      133,176
  Other assets..............................................      135,743
                                                              -----------
      Total current assets..................................   19,176,925
                                                              -----------

Restricted cash.............................................    6,680,002
Property, plant and equipment, net..........................   26,173,305
Intangible and other assets.................................      218,396
                                                              -----------
          Total assets......................................  $52,248,628
                                                              ===========
                   LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Short-term borrowings.....................................  $   182,881
  Accounts payable..........................................    4,290,956
  Due to affiliated companies, net..........................    8,218,007
  Accrued expenses..........................................    1,494,795
  Accrued payroll...........................................    1,340,363
  Customer deposits.........................................   10,470,046
  Warranty reserve..........................................    1,269,862
  Note payable to stockholder...............................       50,000
  Income taxes payable......................................      705,513
                                                              -----------
      Total current liabilities.............................   28,022,423
                                                              -----------

Deferred revenue............................................      381,640
Deferred tax liability......................................    7,323,929
Contingent liabilities......................................    6,650,850

Stockholders' equity:
Bruker Daltonics Inc.
  Common stock $.01 par value, authorized 7,000,000 shares,
   issued and outstanding 5,250,000 shares..................       52,500
  Additional paid-in capital................................      697,500
Bruker Daltonik GmbH
  Common stock no par value, authorized 1 share, issued and
   outstanding 1 share......................................    3,489,184
  Accumulated other comprehensive loss......................   (1,969,494)
  Retained earnings.........................................    7,600,096
                                                              -----------
      Total stockholders' equity............................    9,869,786
                                                              -----------
          Total liabilities and stockholders' equity........  $52,248,628
                                                              ===========

        The accompanying notes are an integral part of these statements.

                             BRUKER DALTONICS INC.

                        COMBINED STATEMENT OF OPERATIONS

                                                               Year Ended
                                                              December 31,
                                                              ------------
                                                                  1997
                                                              ------------
Product revenue.............................................  $49,246,709
Other revenue...............................................    1,878,298
                                                              -----------
Net revenue.................................................   51,125,007
Costs and operating expenses:
  Cost of product revenue...................................   24,537,719
  Sales and marketing.......................................    7,178,180
  General and administrative................................    2,119,792
  Research and development..................................    9,166,087
  Patent litigation costs...................................    5,525,306
                                                              -----------
        Total costs and operating expenses..................   48,527,084
Operating income from continuing operations.................    2,597,923
Other income................................................      127,255
Interest expense, net.......................................     (743,199)
                                                              -----------
Income before provision for income taxes....................    1,981,979

Provision for income taxes..................................    1,626,785
                                                              -----------
Income from continuing operations...........................      355,194

Income from discontinued operations, net of income taxes....      208,851
                                                              -----------
Net income..................................................  $   564,045
                                                              ===========

        The accompanying notes are an integral part of these statements.

                             BRUKER DALTONICS INC.
                   COMBINED STATEMENT OF STOCKHOLDERS' EQUITY

                                     Common Stock
                               ------------------------                                Accumulated
                                 Bruker       Bruker      Additional                      Other            Total
                               Daltonics     Daltonik      Paid-in      Retained      Comprehensive    Stockholders'
                                  Inc.         GmbH        Capital      Earnings          Loss             Equity
                               ----------   -----------   ----------   -----------   ---------------   --------------
Balance as of December 31,
  1996 (unaudited)...........   $ 7,000     $3,489,184     $ 93,000    $7,036,051      $  (628,822)      $9,996,413
  Issuance of common stock...    45,500             --      604,500            --               --          650,000
  Foreign currency
    translation adjustment...        --             --           --            --       (1,340,672)      (1,340,672)
  Net income.................        --             --           --       564,045               --          564,045
                                                                                                         ----------
  Net comprehensive loss.....        --             --           --            --               --         (776,627)
                                -------     ----------     --------    ----------      -----------       ----------
Balance as of December 31,
  1997.......................   $52,500     $3,489,184     $697,500    $7,600,096      $(1,969,494)      $9,869,786
                                =======     ==========     ========    ==========      ===========       ==========

        The accompanying notes are an integral part of these statements.

                             BRUKER DALTONICS INC.

                        COMBINED STATEMENT OF CASH FLOWS

                                                               Year Ended
                                                              December 31,
                                                              ------------
                                                                  1997
                                                              ------------
Operating activities:
Income from continuing operations...........................  $    355,194
Adjustments to reconcile income from continuing operations
  to net cash provided by continuing operations:
  Depreciation and amortization.............................     2,572,850
  Deferred income taxes.....................................     1,024,312
  Changes in operating assets and liabilities:
    Accounts receivable.....................................     4,393,788
    Inventories.............................................      (325,147)
    Other assets............................................       780,460
    Accounts payable and accrued expenses...................     1,556,147
    Warranty reserve........................................    (1,080,366)
    Contingent liabilities..................................     3,585,381
    Income taxes payable....................................       663,583
    Deferred revenue........................................       248,820
    Customer deposits.......................................    (1,409,458)
                                                              ------------
Net cash provided by continuing operations..................    12,365,564
Net cash provided by discontinued operations................       320,904
                                                              ------------
    Net cash provided by operating activities...............    12,686,468
Investing activities:
Purchases of property and equipment.........................    (3,911,879)
                                                              ------------
    Net cash used in investing activities...................    (3,911,879)

Financing activities:
Payments on line of credit..................................    (5,399,472)
Changes in due to affiliated companies......................    (5,366,415)
Issuance of common stock....................................       650,000
                                                              ------------
    Net cash used in financing activities...................   (10,115,887)
Effect of exchange rate changes.............................      (403,760)
                                                              ------------
Net decrease in cash and cash equivalents...................    (1,745,058)
Cash and cash equivalents at beginning of year..............     3,766,493
                                                              ------------
Cash and cash equivalents at end of year....................  $  2,021,435
                                                              ============
Supplemental cash flow information:
  Cash paid for interest....................................  $  1,252,112
  Cash paid for income taxes................................       517,461

        The accompanying notes are an integral part of these statements.

                             BRUKER DALTONICS INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

1. Description of Business

      These financial statements represent the combined accounts of Bruker Daltonics Inc. (formally Bruker Analytical Systems, Inc.) and Bruker Daltonik GmbH (formally Bruker-Franzen Analytik GmbH) including its subsidiary Bruker Saxonia Analytik GmbH (collectively "Bruker Daltonics" or the "Company"), for the year ended December 31, 1997. All significant intercompany accounts and transactions have been eliminated in combination.

      The Company designs, manufactures and markets proprietary life science systems based on its mass spectrometry core technology platforms. The Company also sells a broad range of field analytical systems for pathogen identification and substance detection. The Company maintains major technical centers in Europe and North America. Bruker Daltonics allocates substantial amounts to research and development and are parties to various collaborations and strategic alliances. The Company's diverse customer base includes pharmaceutical and biotechnology companies, academic institutions and government agencies.

2. Summary of Significant Accounting Policies

USE OF ESTIMATES

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

      The Company considers all highly liquid investments with original maturities of 90 days or less at date of purchase to be cash equivalents. Cash and cash equivalents are carried at cost, which approximates fair market value at year end. The Company has repurchase agreements with a bank. The repurchase agreements are collateralized by investments principally consisting of U.S. Government Agency securities in the amount of at least 100% of such obligation.

RESTRICTED CASH

      At December 31, 1997, $6,680,002 of cash was restricted as part of an advance deposit for a product distribution agreement between Bruker Daltonik GmbH and Hewlett-Packard Company (HP). The Company withdrew amounts for payment as products were delivered and accepted by HP.

CONCENTRATION OF CREDIT RISK

      Financial instruments which subject the Company to credit risk consist of cash and cash equivalents and accounts receivables. The risk with respect to cash and cash equivalents is minimized by the Company's policy of investing in short-term financial instruments issued by highly-rated financial institutions. The risk with respect to accounts receivable is minimized by

                             BRUKER DALTONICS INC.

2. Summary of Significant Accounting Policies (continued) the credit worthiness of the Company's customers. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Credit losses have been within management's expectations. For the year ended December 31, 1997, two customers accounted for an aggregate of 31% of the Company's product revenue. Accounts receivables, as of December 31, 1997, for these two customers accounted for an aggregate of 28% of total receivables.

INVENTORIES

      Inventories are stated at the lower of cost or market with cost determined by the first-in, first-out, ("FIFO") method.

      Inventories include demonstration equipment which the Company offers to current and potential customers. The Company amortizes its demonstration equipment over a three year period. Amortization expense for demonstration equipment was $105,981 for the year ended December 31, 1997.

PROPERTY, PLANT AND EQUIPMENT

      Property, plant and equipment are stated at cost and are being depreciated on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings...................................................  25 years
Machinery and equipment.....................................  5--10 years
Furniture and fixtures......................................  3--5 years

SOFTWARE COSTS

      Purchased software is capitalized at cost and amortized over the estimated useful life, generally three years. Software developed for use in the Company's products is expensed as incurred and is classified as research and development expense.

OTHER ASSETS

      Other assets consist principally of patents and licenses. Patents, patent applications and rights are stated at acquisition cost. Amortization of patents is recorded using the straight-line method over the legal lives of the patents, generally for periods ranging up to ten years. Accumulated amortization of these assets amounted to $694,104 as of December 31, 1997.

LONG-LIVED ASSETS

      The Company reviews long-lived assets for impairment, in accordance with Statement of Financial Accounting Standard (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets to Be Disposed Of," whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Assets are written-down to fair value when the carrying costs exceed this amount. Any impairment losses are determined based upon estimated future cash flows and fair values. To date, no such indicators of impairment have been identified.

                             BRUKER DALTONICS INC.

2. Summary of Significant Accounting Policies (continued)
WARRANTY COSTS

      The Company provides a one year parts and labor warranty with the purchase of equipment. The anticipated cost for this one year warranty is accrued upon recognition of the sale and is included as a current liability on the accompanying balance sheets.

CUSTOMER DEPOSITS

      Under the terms and conditions of contracts with certain customers, the Company requires an advance deposit. These deposit amounts are recorded as a liability until revenue is recognized against the specific contract at time of acceptance of the system.

FOREIGN CURRENCY TRANSLATION

      In accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Accounting for Foreign Exchange," all balance sheet accounts of foreign subsidiaries are translated into United States dollars at the current exchange rate, and income statement items are translated at the average exchange rate for the period; resulting translation adjustments are made directly to accumulated other comprehensive income in stockholders' equity. Realized exchange gains and losses are included in current operations and were not material.

REVENUE RECOGNITION


      Revenue is recognized from system sales, including hardware with embedded software, when a product is accepted by the customer, except when sold through an independent distributor, a strategic distribution partner or an unconsolidated Bruker affiliated distributor which assume responsibility for installation, in which case the system sale is recognized when the products are shipped to the distributor and the title has transferred to the distributor. Our distributors do not have price protection rights or rights to return, however our products are warranted to be free from defect for a period of, typically one year. Revenue from accessories and parts is recognized upon shipment, and revenue from services when performed.


      The Company also offers to its customers extended warranty and service agreements extending beyond the initial year of warranty for a fee. These fees are recorded as deferred revenue and amortized into income over the life of the contract.


      Other revenues, which are principally comprised of research and development grants, are recognized as grant work is performed.



      The Company believes that its revenue recognition policies comply with SEC Staff Accounting Bulletin No. 101--"Revenue Recognition in Financial Statements."


ADVERTISING COSTS

      Advertising costs are expensed as incurred. Advertising expenses included in sales and marketing were $256,360 for the year ended December 31, 1997.

                             BRUKER DALTONICS INC.

2. Summary of Significant Accounting Policies (continued)
RESEARCH AND DEVELOPMENT COSTS

      Research and development costs are expensed as incurred.

INCOME TAXES

      The Company provides for income taxes under the liability method prescribed by SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the difference is expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

ACCOUNTING DEVELOPMENTS

      In 1997, the Company adopted SFAS No. 130, "Reporting Comprehensive Income," which establishes rules for reporting of comprehensive income and its components. The components of comprehensive income that relate to the Company are net earnings and foreign currency translation adjustments.

      In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The provisions of the statement require the recognition of all derivatives as either assets or liabilities in the statement of financial position and the measurement of those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Company is required to implement the statement in the first quarter of fiscal 2001. The Company does not believe that this new accounting standard will have a material impact on the financial statements.

3. Inventories

      The components of inventories at December 31, 1997 were as follows:

                                                              December 31,
                                                              ------------
                                                                  1997
                                                              ------------
Raw materials...............................................  $ 3,808,502
Work-in-process.............................................    4,269,997
Finished goods..............................................    6,358,317
                                                              -----------
                                                              $14,436,816
                                                              ===========

                             BRUKER DALTONICS INC.

4. Property, Plant and Equipment

    Property, plant and equipment at December 31, 1997 consisted of the following:

                                                              December 31,
                                                              ------------
                                                                  1997
                                                              ------------
Land........................................................  $  1,118,789
Buildings...................................................    24,899,552
Office furniture, machinery and equipment...................    16,639,063
                                                              ------------
                                                                42,657,404
Less accumulated depreciation...............................   (16,484,099)
                                                              ------------
                                                              $ 26,173,305
                                                              ============

      Depreciation expense for the year ended December 31, 1997 was $2,340,780.

5. Income Taxes

      The components of income before provision for income taxes consisted of the following for the year ended December 31, 1997:

                                                               Year Ended
                                                              December 31,
                                                              -------------
                                                                  1997
                                                              -------------
United States...............................................    $  129,039
Foreign.....................................................     1,852,940
                                                                ----------
                                                                $1,981,979
                                                                ==========

      Significant components of the provision (benefit) for income taxes for the year ended December 31, 1997 are as follows:

                                                               Year Ended
                                                              December 31,
                                                              -------------
                                                                  1997
                                                              -------------
Current:
  Federal...................................................    $   14,752
  State.....................................................         3,950
  Foreign...................................................        27,311
                                                                ----------
                                                                    46,013
                                                                ----------
Deferred:
  Federal...................................................       (49,806)
  Foreign...................................................     1,630,578
                                                                ----------
                                                                 1,580,772
                                                                ----------
Total income taxes on continuing operations.................    $1,626,785
                                                                ==========

                             BRUKER DALTONICS INC.

5. Income Taxes (continued)
      The reconciliation of income tax computed at the U.S. federal statutory tax rates to income tax expense for the year ended December 31, 1997 was as follows:

                                                               Year Ended
                                                              December 31,
                                                              -------------
                                                                  1997
                                                              -------------
Income tax (benefit) at statutory rate......................    $  674,000
Add (deduct)
  Tax differentials on foreign earnings.....................       985,000
  State income taxes........................................         4,000
  Other.....................................................       (36,215)
                                                                ----------
                                                                $1,626,785
                                                                ==========

      The components of the Company's deferred income taxes at December 31, 1997 were as follows:

                                                              December 31,
                                                              -------------
                                                                  1997
                                                              -------------
Deferred tax assets:
  Inventory.................................................   $   131,610
  Warranty accrual..........................................        49,000
  Net operating loss credit carryforward....................     1,523,000
  Other.....................................................       498,637
                                                               -----------
                                                                 2,202,247
Deferred tax liabilities:
  Patent litigation costs...................................    (3,385,000)
  Excess tax over book depreciation.........................    (6,004,000)
  Other.....................................................        (4,000)
                                                               -----------
Total deferred tax liabilities..............................    (9,393,000)
                                                               -----------
Net deferred tax liability..................................   $(7,190,753)
                                                               ===========

      As of December 31, 1997, the Company had approximately $3 million of net operating loss tax credit carryforwards available to reduce future tax liabilities. These credits expire through the year 2013.

6. Financing Arrangements

      The Company maintains revolving lines of credit, of approximately $5,300,000 among German banks at interest rates ranging between 7.25% and 7.50%. At December 31, 1997, $182,881 were outstanding against these revolving lines of credit. The lines are renewable annually in October 1998.

                             BRUKER DALTONICS INC.

7. Segment and Geographic Information

      The Company operates in one business segment and engages in the design, manufacturing and marketing of proprietary life science systems, process analysis systems, and analytical instruments based primarily on mass spectrometry technology.

GEOGRAPHIC AREAS

      Information concerning principal geographic areas for 1997 are as follows:

                                                               Year Ended
                                                              December 31,
                                                              -------------
                                                                  1997
                                                              -------------
Net product revenues from external customers
  Germany...................................................   $36,019,815
  United States.............................................    13,226,894
                                                               -----------
  Combined..................................................   $49,246,709
                                                               ===========

      Net product revenues are attributable to geographic areas based on the region of sale.

                                                              December 31,
                                                              ------------
                                                                  1997
                                                              ------------
Long-lived assets (excluding intangible assets)
  Germany...................................................  $26,026,746
  United States.............................................      146,559
                                                              -----------
  Combined..................................................  $26,173,305
                                                              ===========
Net assets
  Germany...................................................  $ 9,146,007
  United States.............................................      841,695
                                                              -----------
                                                                9,987,702
  Elimination entries.......................................     (117,916)
                                                              -----------
  Combined..................................................  $ 9,869,786
                                                              ===========

8. Discontinued Operations

    The Company plans to complete the sale of its FT-IR business to Bruker Optik GmbH in the first half of 2000. The FT-IR business sells and services FT-IR instruments to a variety of markets, outside the Company's core technology platform of mass spectrometry.

                             BRUKER DALTONICS INC.

8. Discontinued Operations (continued)
      Summary results for the discontinued operations for the year ended December 31, 1997 are as follows:

                                                               Year Ended
                                                              December 31,
                                                              ------------
                                                                  1997
                                                              ------------
Net product revenues........................................   $1,643,857
Total costs and expenses....................................    1,295,352
Provision for income taxes..................................      139,654
                                                               ----------
Income from discontinued operations.........................   $  208,851
                                                               ==========

      The assets and liabilities of the discontinued operations as of December 31, 1997 consisted of accounts payable of $385,869.

9. Related-Party Transactions

      As of December 31, 1997, Bruker Daltonik GmbH has two demand loans outstanding aggregating $8,262,617 to Techneon AG, an affiliated company. The loans, which are unsecured, bear interest at 5.25% and 7.50%.

      At December 31, 1997, the Group had a $50,000 demand note to the President of the Group. The note, which is unsecured, bears interest at prime (8.50% at December 31, 1997).

      The Company recognized sales to affiliated entities of $14,256,695 and purchases from affiliated entities of $3,019,177 in 1997.

      In 1997, Bruker Instruments, Inc., a related party, provided administrative and other services to the Company at a cost of $370,391 based on its assessment of the estimated fair market value of such services.

10. Employee Benefit Plans

      The Company maintains or sponsors various defined contribution retirement plans that cover domestic and international employees. The Company may make contributions to these plans at its discretion. Retirement benefits earned are generally based on years of service and compensation during active employment. Eligibility is generally determined in accordance with local statutory requirements. However, the level of benefits and terms of vesting may vary among plans. The Company contributed $49,037 in 1997.

11. Commitments and Contingencies

LEASES

      The Company leases office and production space from Bruker
Instruments, Inc. under a renewable lease. The term of this lease, which was entered into on June 27, 1996, is for three years and four months with one year extensions thereafter. Total rent expense was $125,123 in 1997.

                             BRUKER DALTONICS INC.

11. Commitments and Contingencies (continued)
      Future minimum rental payments under the Company's operating lease, excluding real estate taxes, insurance and operating costs paid by the Company, are $131,962, $213,782 and $184,350 for 1998, 1999 and 2000, respectively.

GRANTS

      The Company has a grant from the National Institute of Standards and Technology (NIST) Advanced Technology Program, which commenced on March 1, 1995 and runs through February 28, 2000. This grant is for the development of a DNA sequencing time-of-flight mass spectrometer with a total project cost of $7.0 million, of which $3.5 million will be reimbursed from NIST. The Company's expenditures were $953,852 in 1997. Amounts reimbursed from NIST were $487,780, and are classified in other revenues.

      Bruker Daltonik GmbH and its subsidiary Bruker Saxonia Analytik GmbH, are the recipients of five grants from German government authorities. The grants were made in connection with the Company's development of specific spectrometers and components of spectrometers. Grants range from $1,203,382 to $6,183,027 and aggregate $16,483,699. The grants expire from December 31, 1997 through January 31, 2001. Aggregate expenditures during the year ended December 31, 1997 totaled $3,744,857. Amounts reimbursed in the aggregate during 1997 totaled $1,390,518 and are classified in other revenues. At December 31, 1997, the Company had no grants receivable.

LEGAL

      Various lawsuits, claims and proceedings of a nature considered normal to its businesses are pending against the Company and its subsidiary. The most significant of these are described below.

      The Company has a $6.7 million accrued liability at December 31, 1997 related to certain patent infringement litigation filed by a competitor. In 1997, the competitor initiated an action in the United States District Court of Massachusetts alleging patent infringement against the Company and Hewlett-Packard. The competitor has also filed a request for an investigation of its patent infringement claims with the United States International Trade Commission (ITC) and has filed suit against the Company in Germany, France and the United Kingdom. The Massachusetts patent action has been pending the final determination of the ITC action while the actions in Germany, France and the United Kingdom are on going.

      Based on a review of the current facts and circumstances, management of the Company believe that the amount of the accrued liability is a reasonable estimate of the exposure to the loss associated with these matters, representing, principally, anticipated legal fees. While acknowledging the uncertainties of litigation, the Company believes that these matters will be resolved without a material effect on the Company's financial position or results of operations. However, an unfavorable outcome of these matters could result in a material adverse impact on the Company's financial statements.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

                               TABLE OF CONTENTS


                                     Page
                                   --------
Prospectus Summary...............      2
The Offering.....................      4
Summary Financial Data...........      5
Risk Factors.....................      7
Special Note Regarding
  Forward-Looking Statements.....     18
Use of Proceeds..................     19
Dividend Policy..................     19
Capitalization...................     20
Dilution.........................     21
Selected Financial Data..........     22
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations......     24
Business.........................     32
Management.......................     47
Principal Stockholders...........     54
Related Transactions.............     55
Description of Capital Stock.....     58
Shares Eligible for Future
  Sale...........................     61
Underwriting.....................     62
Tax Matters......................     65
Legal Matters....................     69
Experts..........................     69
Where You Can Find More
  Information....................     69
Index to Financial Statements....    F-1


Until              , 2000 (25 days after the date of this prospectus), all
dealers that buy, sell or trade in these securities, whether or not participating in this offering, may be required to deliver a prospectus. Dealers are also obligated to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

[LOGO]


7,500,000 Shares


Common Stock

Deutsche Banc Alex. Brown


UBS Warburg LLC


Thomas Weisel Partners LLC

Prospectus

             , 2000

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

      The estimated expenses (other than the underwriting discount) payable in connection with the sale of the common stock offered hereby are as follows, all of which will be paid by the Company:

                                                               AMOUNT
                                                              --------
SEC registration fee........................................  $33,000
NASD filing fee.............................................     *
Nasdaq National Market fee..................................     *
Printing expenses...........................................     *
Legal fees and expenses.....................................     *
Accounting fees and expenses................................     *
Transfer agent and registrar fees and expenses..............     *
Miscellaneous...............................................     *
                                                              -------
Total.......................................................  $  *
                                                              =======

------------

*    To be completed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

      Section 145 of the General Corporation Law of the State of Delaware provides as follows:

      A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact the he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent or another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suite or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

      A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and a manner he reasonably believed to in or not opposed to the best interest of the corporation and except that no indemnification shall be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

      In addition, pursuant to our certificate of incorporation and bylaws, we shall indemnify our directors and officers against expenses (including judgments or amounts paid in settlement) incurred in any action, civil or criminal, to which any such person is a party by reason of any alleged act or failure to act in his capacity as such, except as to a matter as to which such director or officer shall have been finally adjudged not to have acted in good faith in the reasonable belief that his action was in the best interest of the corporation.

      The underwriting agreement between Bruker Daltonics and the underwriters of this offering provides that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of Underwriting Agreement filed at Exhibit 1.1 hereto.

      We maintain directors and officers liability insurance for the benefit of our directors and certain of our officers.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

      During the three year period ending December 31, 1999, Bruker Daltonics has issued the following securities, none of which has been registered under the Securities Act:


1. On February 1, 1997, we sold 350,000 shares of common stock to Frank H. Laukien for a purchase price of $3,500 and a capital contribution of $46,500.



2. On June 30, 1997, we sold 1,750,000 shares of common stock to Isolde Laukien for a purchase price of $17,500 and a capital contribution of $232,500; 1,050,000 shares of common stock to Joerg C. Laukien for a purchase price of $10,500 and a capital contribution of $139,500; 1,050,000 shares of common stock to Marc M. Laukien for a purchase price of $10,500 and a capital contribution of $139,500; and 350,000 shares of common stock to Dirk D. Laukien for a purchase price of $3,500 and a capital contribution of $46,500.



3. On December 21, 1998, we sold 8,050,000 shares of common stock for $80,500 and a capital contribution of $1,069,500 to each of Frank H. Laukien, Isolde Laukien, Joerg C. Laukien, Marc M. Laukien and Dirk D. Laukien.



4. As of May 26, 2000, options to purchase 776,250 shares of common stock were outstanding under Bruker Daltonics' 2000 Stock Option Plan. None of the options are exercisable within 60 days. All of these options were granted in February 2000 to officers, directors, employees and advisors of Bruker Daltonics.


      The sales of securities set forth in paragraphs one to three above were exempt from the registration requirements of the Securities Act in reliance on
Section 4(2) thereof, or Regulation D promulgated thereunder, as transactions by an issuer not involving a public offering. The sale of securities set forth in paragraph four above was exempt from the registration requirements of the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The granting of stock options described in paragraph four above did not require registration under the Securities Act, or an exemption therefrom, insofar as such grants did not involve a "sale" of securities as such term is used in
Section 2(3) of the Securities Act.

ITEM 16. EXHIBITS


         NO.                                 DESCRIPTION OF DOCUMENTS
         ---               ------------------------------------------------------------
                  1.1      Form of Underwriting Agreement
                **2.1      Asset Purchase Agreement dated July 1, 1996 between the
                           Registrant and Spectrospin AG
                **2.2      Share Purchase Agreement dated December 9, 1998 among the
                           Registrant, Bruker Physik AG and the estate of Dr.
                           Guenther R. Laukien
                **2.3      Asset Purchase Agreement dated May 28, 1999 between the
                           Registrant and Viking Instruments Corp
                **2.4      ProteiGene Share Purchase Agreement dated December 6, 1999 between the Registrant and Frank H. Laukien
                **2.5      ProteiGene Share Purchase Agreement dated March 1, 2000
                           between the Registrant and Sidney R. Kaufman
                **3.1      Amended and Restated Certificate of Incorporation of the
                           Registrant
                **3.2      Amended and Restated Bylaws of the Registrant
                 *4.1      Specimen stock certificate representing shares of common
                           stock of the Registrant
                 *5.1      Opinion of Hutchins, Wheeler & Dittmar, A Professional
                           Corporation
               **10.1      2000 Stock Option Plan
               **10.2      Sharing Agreement dated as of February 28, 2000 among the
                           Registrant and 13 affiliates of the Registrant
              **+10.3      Collaboration and OEM Agreement dated March 6, 2000 between
                           PerkinElmer Instruments LLC and its Affiliates and the
                           Registrant and its Affiliates
              **+10.4      Cooperation Agreement dated November 15, 1999 between Bruker
                           Daltonik GmbH and MWG-Biotech AG
              **+10.5      License Agreement dated August 10, 1998 between the
                           Registrant and Indiana University's Advanced Research &
                           Technology Institute
               **10.6      Lease dated June 27, 1996 between the Registrant and Bruker
                           Instruments, Inc., as amended
              **+10.7      ITMS Collaboration Agreement by and between Hewlett-Packard, the Registrant and Bruker Daltonik GmbH, dated April 28,
                           1999
              **+10.8      Collaboration Agreement dated December 4, 1997 between
                           Bruker-Franzen Analytik GmbH and Sequenom Instruments GmbH
                +10.9      Agreement by and between the Registrant and Bruker Optik
                           GmbH dated March 30, 2000
               **21.1      Subsidiaries of the Registrant
                 23.1      Consent of Ernst & Young LLP
                 23.2      Consent of BDO von Riegen, Lienau, Sucker & Partner GmbH
                 23.3      Consent of Hutchins, Wheeler & Dittmar, A Professional
                           Corporation (included in Exhibit 5.1)
                 24.1      Power of Attorney for David Southwell
                 27.1      Financial Data Schedule


---------

*    To be filed by amendment


**   Previously filed

+ Confidential treatment requested as to certain portions, which portions have been omitted and filed separately with the Commission.

      All other schedules for which provisions are made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

ITEM 17. UNDERTAKINGS

      The undersigned registrant hereby undertakes to provide to the underwriters at the closing of this offering specified in the underwriting agreement certificates in such denomination and registered in such names as required by the underwriters to permit proper delivery to each purchaser.

      The undersigned registrant hereby undertakes that: (1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Billerica, Massachusetts, on May 26, 2000.



                                                       BRUKER DALTONICS INC.

                                                       By:         /s/ FRANK H. LAUKIEN, PH.D.
                                                            -----------------------------------------
                                                                     Frank H. Laukien, Ph.D.
                                                              PRESIDENT, CHIEF EXECUTIVE OFFICER AND
                                                                             CHAIRMAN


      Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


                      Signature                                     Title                   Date
                      ---------                                     -----                   ----
                                                       President and Chief Executive
             /s/ FRANK H. LAUKIEN, PH.D.               Officer and Chairman of the
     -------------------------------------------       Board (Principal Executive       May 26, 2000
               Frank H. Laukien, Ph.D.                 Officer)

                /s/ DAVID E. PLUNKETT                  Chief Financial Officer
     -------------------------------------------       (Principal Financial and         May 26, 2000
                  David E. Plunkett                    Accounting Officer)

                          *
     -------------------------------------------       Director                         May 26, 2000
                 Dieter Koch, Ph.D.

                          *
     -------------------------------------------       Director                         May 26, 2000
                  Bernhard Wangler

                          *
     -------------------------------------------       Director                         May 26, 2000
                  William A. Linton

                          *
     -------------------------------------------       Director                         May 26, 2000
                   Collin D'Silva

                          *
     -------------------------------------------       Director                         May 26, 2000
                  Richard M. Stein

                 /s/ DAVID SOUTHWELL
     -------------------------------------------       Director                         May 26, 2000
                   David Southwell

* /s/ FRANK H. LAUKIEN, PH.D.
-------------------------------------------
     Frank H. Laukien, Ph.D., as
     Attorney-in-fact

                                 EXHIBIT INDEX


NO.                                          DESCRIPTION OF DOCUMENTS
---                        ------------------------------------------------------------
           1.1             Form of Underwriting Agreement

         **2.1             Asset Purchase Agreement dated July 1, 1996 between the
                           Registrant and Spectrospin AG

         **2.2             Share Purchase Agreement dated December 9, 1998 among the
                           Registrant, Bruker Physik AG and the estate of Dr.
                           Guenther R. Laukien

         **2.3             Asset Purchase Agreement dated May 28, 1999 between the
                           Registrant and Viking Instruments Corp.

         **2.4             ProteiGene Share Purchase Agreement dated December 6, 1999 between the Registrant and Frank H. Laukien

         **2.5 ProteiGene Share Purchase Agreement dated March 1, 2000 between the Registrant and Sidney R. Kaufman

         **3.1             Amended and Restated Certificate of Incorporation of the
                           Registrant

         **3.2             Amended and Restated Bylaws of the Registrant

          *4.1             Specimen stock certificate representing shares of common
                           stock of the Registrant

          *5.1             Opinion of Hutchins, Wheeler & Dittmar, A Professional
                           Corporation

        **10.1             2000 Stock Option Plan

        **10.2             Sharing Agreement dated as of February 28, 2000 among the
                           Registrant and 13 affiliates of the Registrant

       **+10.3             Collaboration and OEM Agreement dated March 6, 2000 between
                           PerkinElmer Instruments LLC and its Affiliates and the
                           Registrant and its Affiliates

       **+10.4             Cooperation Agreement dated November 15, 1999 between Bruker
                           Daltonik GmbH and MWG-Biotech AG

       **+10.5             License Agreement dated August 10, 1998 between the
                           Registrant and Indiana University's Advanced Research &
                           Technology Institute

        **10.6             Lease dated June 27, 1996 between the Registrant and Bruker
                           Instruments, Inc., as amended

       **+10.7             ITMS Collaboration Agreement by and between Hewlett-Packard, the Registrant and Bruker Daltonik GmbH, dated April 28,
                           1999

       **+10.8             Collaboration Agreement dated December 4, 1997 between
                           Bruker-Franzen Analytik GmbH and Sequenom Instruments GmbH

         +10.9             Agreement by and between the Registrant and Bruker Optik
                           GmbH dated March 30, 2000

        **21.1             Subsidiaries of the Registrant

          23.1             Consent of Ernst & Young LLP

          23.2             Consent of BDO von Riegen, Lienau, Sucker & Partner GmbH

          23.3             Consent of Hutchins, Wheeler & Dittmar, A Professional
                           Corporation (included in Exhibit 5.1)

          24.1             Power of Attorney for David Southwell

          27.1             Financial Data Schedule as of December 31, 1999

          27.2             Financial Data Schedule as of March 31, 2000


------------

*    To be filed by amendment

+ Confidential treatment requested as to certain portions, which portions have been omitted and filed separately with the Commission.


**   Previously filed